Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

IXIA,

MATTHEW ACQUISITION CORP.,

NET OPTICS, INC., and

CHARLOTTE MATITYAHU, as the Representative

Dated as of October 29, 2013

INDEX OF DEFINED TERMS

Accounts Receivable	33
Acquisition Proposal	72
Acquisition Subsidiary	1
Action	43
Adjusted Fully Diluted Shares	4
Adjustment Amount	14
Adverse Recommendation Change	71
Affiliate	94
Agents	70
Agreement	1
Agreement of Merger	2
Annual Financial Statements	24
Antitrust Filings	69
Assets	30
Auditor	12
Australian Purchase Agreement	15
Balance Sheet	24
Bank	15
BIS	59
Business Day	3
Cap	89
Cash	15
Cash Adjustment Amount	13
Certificates	5
CGCL	2
Closing	2
Closing Balance Sheet	11
Closing Cash	11
Closing Company Transaction Expenses	11
Closing Date	3
Closing Indebtedness	11
Closing Net Working Capital	11
Closing Statement of Cash	11
Closing Statement of Company Transaction Expenses	11
Closing Statement of Indebtedness	11
COBRA	53
Code	5
Common Stock	4
Company	1
Company Entities	48
Company Intellectual Property	37
Company Intellectual Property Agreement	38
Company Intellectual Property License	38
Company Manufacturing Tools	37
Company Material Adverse Effect	66

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Company Options	5
Company Recommendation	70
Company Software	37
Company Subsidiary Securities	21
Company Transaction Expenses	17
Company Transaction Expenses Adjustment Amount	13
Confidentiality Agreement	68
Contract	35
Contracts	35
Covered Employees	75
Data Room	28
DDTC	59
Defense Notice	87
Determination Date	13
Disclosure Schedule	19
Dissenting Shares	5
Effective Time	2
Employment Agreements	2
Environmental Claim	49
Environmental Law	48
Environmental Property	48
ERISA Affiliates	53
Escrow Account	15
Escrow Agreement	7
Escrow Amount	3
Estimated Cash	11
Estimated Closing Net Working Capital	11
Estimated Company Transaction Expenses	17
Estimated Indebtedness	11
Final Closing Cash	13
Final Closing Company Transaction Expenses	13
Final Closing Indebtedness	13
Final Closing Net Working Capital	13
Financial Statements	24
Fully Diluted Shares	4
Fundamental Reps	89
GAAP	11
Good Faith Statement	11
Governmental Authority	7
Governmental Authorization	47
Hazardous Materials	49
HIPAA	53
HSR Act	69
IC-DISC	29
Identified Debt	15
Identified Debt Releases	8

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Income Tax	30
Indebtedness	14
Indebtedness Adjustment Amount	13
Indemnification Threshold	88
Indemnified Losses	83
Indemnified Party	86
Indemnifying Party	86
Information Statement	61
Initial Cash Merger Consideration	3
Initial Merger Consideration	4
Intellectual Property	36
Interim Financials	24
IRS	7
ITAR	59
Law	46
Leased Real Property	31
Letter of Transmittal	9
Liens	22
Losses	83
Merger	1
Merger Consideration	3
Net Working Capital	10
NLRA	52
Non-Competition and Confidentiality Agreements	2
Non-Management Company Options	6
Non-U.S. Benefit Plan	53
OFAC	59
off-balance sheet arrangements	24
Option Cancellation Agreement	1
Order	43
Ordinary Course of Business	26
Owned Real Property	31
Owned Software	37
Parent	1
Parent Indemnified Persons	83
Parties	1
Party	1
Payment Agent	9
Payment Agent Agreement	9
Payment Event	94
Payment Fund	9
Per Share Common Adjustment Amount	4
Per Share Common Closing Amount	4
Per Share Common Escrow Amount	4
Per Share Non-Management Option Holder Closing Amount	6
Percentage	85

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Permits	46
Person	93
Plan	53
Plans	53
PPACA	53
Pre-Closing Period	79
Pre-Closing Period Income Tax Returns	79
Pre-Closing Section 951 Amount	80
Property	30
Public Software	37
Real Property	31
Real Property Leases	31
Release	1, 49
Remaining Escrow Amount	16
Representative	18
Requisite Shareholder Approval	24
Scheduled Company Intellectual Property	38
Scheduled Indemnity Matters	84
Securities Act	24
Securityholder Non-Competition Agreements	1
Securityholders	7
Securityholders Indemnified Persons	86
Senior Management	6
Share	22
Shareholders	1
Shares	22
Side Agreement	1
Significant Securityholders	1
Software	37
Spreadsheet	73
Statement	8
Straddle Period	80
Subsidiary	21
Superior Proposal	72
Surviving Company	2
Takeover Statute	60
Target Net Working Capital	11
Tax	30
Tax Attributes	28
Tax Return	30
Tax Returns	30
Taxes	29
Termination Fee	94
Third Party	73
Third Party Intellectual Property License	38
Third Person	87

-iv-

Third Person Claim	87
Treasury Regulations	5
Working Capital Adjustment Amount	14

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2.22	Officers, Directors, Employees, Consultants and Agents; Compensation	50
2.23	Labor Matters	51
2.24	Employee Benefit Matters	52
2.25	Overtime, Back Wages, Vacation and Minimum Wage	56
2.26	Discrimination and Occupational Safety and Health	56
2.27	Customers and Suppliers	57
2.28	Product Liability Claims	57
2.29	Product and Service Warranties	57
2.30	Product Safety Authorities	58
2.31	Foreign Operations and Export Control	58
2.32	Customs	60
2.33	Government Contracts	60
2.34	Restrictions on Business Activities	60
2.35	Brokers, Finders	60
2.36	Takeover Statutes	60
2.37	Information Statement	60
2.38	Estimated Company Transaction Expenses	61
2.39	Disclosure	61

ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF THE SECURITYHOLDERS		61

3.1	Securityholder Representations and Warranties	61

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF PARENT		62

4.1	Authorization; No Conflict	62
4.2	Consents	62
4.3	Brokers, Finders	62
4.4	Financing	62
4.5	Litigation	63
4.6	Information Statement	63

ARTICLE 5 COVENANTS OF THE COMPANY		63

5.1	Conduct of Business of the Company	63
5.2	Notification of Certain Matters	66
5.3	Supplements to Schedules	67
5.4	Access to Information	68
5.5	Reasonable Best Efforts; Cooperation	68
5.6	Shareholder Materials	69
5.7	Company Shareholder Approval	69
5.8	Takeover Statutes	70
5.9	No Solicitation	70
5.10	Shareholder Litigation	73
5.11	Spreadsheet	73
5.12	SAS Review	73

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5.13	Supplemental Schedule of Accounts Receivable	73
5.14	Disposition of IC-DISC	73

ARTICLE 6 COVENANTS OF PARENT		73

6.1	Notification of Certain Matters	73
6.2	Reasonable Best Efforts; Cooperation	74
6.3	Benefits Covenant	75

ARTICLE 7 CONDITIONS PRECEDENT AND ADDITIONAL COVENANTS		75

7.1	Conditions to Each Party’s Obligations	75
7.2	Conditions to Obligations of the Company	76
7.3	Conditions to Obligations of Parent and Acquisition Subsidiary	77
7.4	Certain Filings	78
7.5	Public Announcements; Confidentiality	79
7.6	Further Assurances	79
7.7	Taxes	79

ARTICLE 8 INDEMNIFICATION		83

8.1	Survival of Representations and Warranties and Covenants	83
8.2	Indemnification of Parent	83
8.3	Indemnification of the Significant Securityholders	86
8.4	Notice of Claim	86
8.5	Right to Contest Claims of Third Persons	87
8.6	Limitations on Indemnity	88
8.7	Exclusive Remedies	90

ARTICLE 9 TERMINATION		90

9.1	Termination	90
9.2	Procedure Upon Termination	91

ARTICLE 10 MISCELLANEOUS PROVISIONS		92

10.1	Notice	92
10.2	Entire Agreement	93
10.3	Assignment; Binding Agreement	93
10.4	Counterparts	93
10.5	Headings; Interpretation	93
10.6	Expenses	94
10.7	Remedies Cumulative	95
10.8	Governing Law	95
10.9	Submission to Jurisdiction; Waivers	95
10.10	No Waiver	95
10.11	Severability	95

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10.12	Amendments	95
10.13	No Third Party Beneficiaries	96

Exhibits

A – Side Agreement

B – Agreement of Merger

C – Escrow Agreement

D – Opinion of Dorsey & Whitney LLP

E – Letter of Transmittal

F – Amended and Restated Articles of Incorporation

G – Amended and Restated Bylaws

H – Option Cancellation Agreements

I – Releases

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is entered into as of October 29, 2013, by and among IXIA, a California corporation (“Parent”), MATTHEW ACQUISITION CORP., a California corporation and direct and wholly-owned subsidiary of Parent (“Acquisition Subsidiary”), NET OPTICS, INC., a California corporation (the “Company”), and CHARLOTTE MATITYAHU, as the initial Representative (as defined herein). Parent, Acquisition Subsidiary, the Company and the Representative are referred to herein each as a “Party” and together as the “Parties.”

RECITALS

A. The Board of Directors of the Company has unanimously approved the merger (the “Merger”) of Acquisition Subsidiary with and into the Company in accordance with the terms and conditions of this Agreement and determined that the Merger is advisable and in the best interests of its shareholders (“Shareholders”), and has approved and declared advisable this Agreement and the transactions contemplated hereby.

B. The Board of Directors of Parent and the Board of Directors of Acquisition Subsidiary have unanimously approved the Merger of Acquisition Subsidiary with and into the Company in accordance with the terms and conditions of this Agreement and have determined that the Merger is advisable and in the best interests of the shareholder of Acquisition Subsidiary and the shareholders of Parent, and the Board of Directors of Parent and Board of Directors of Acquisition Subsidiary have approved and declared advisable this Agreement and the transactions contemplated hereby.

C. The Company, Acquisition Subsidiary, the Representative and Parent desire to make certain representations, warranties and agreements in connection with, and establish various conditions precedent to, the Merger.

D. As a condition and inducement to Parent and Acquisition Subsidiary to enter into this Agreement, concurrently with the execution and delivery of this Agreement, (i) certain of the Shareholders and certain of the holders of Company Options listed on Schedule A(1) (collectively, the “Significant Securityholders”) have each entered into a Side Agreement dated as of the date hereof and attached hereto as Exhibit A (the “Side Agreement”) or an Option Cancellation Agreement dated as of the date hereof and attached hereto as Exhibit H (the “Option Cancellation Agreement”) and Release dated as of the date hereof and attached hereto as Exhibit I (the “Release”), as applicable, pursuant to which such Significant Securityholders have agreed, among other things, to make certain representations, indemnities and covenants and certain releases for the benefit of Parent and Acquisition Subsidiary, and (ii) certain of the Shareholders, the owners of the trusts that are Shareholders and certain holders of Company Options listed on Schedule A(2) attached hereto have each entered into a Non-Competition and Non-Solicitation Agreement dated as of the date hereof (the “Securityholder Non-Competition Agreements”).

E. As a condition and inducement to Parent and Acquisition Subsidiary to enter into this Agreement, concurrently with the execution and delivery of this Agreement, certain employees of the Company have entered into employment agreements with the Company or an Affiliate of the Parent dated as of the date hereof (the “Employment Agreements”) and Confidentiality, Non-Competition, Non-Solicitation and Inventions Agreements with the Company dated as of the date hereof (the “Non-Competition and Confidentiality Agreements”).

NOW, THEREFORE, in consideration of the recitals and the mutual covenants, representations, warranties, conditions and agreements hereinafter expressed, the Parties agree as follows:

ARTICLE 1

THE MERGER

1.1 Merger and Effect of Merger.

(a) The constituent entities of the Merger are the Company and Acquisition Subsidiary.

(b) Upon the terms and subject to the conditions hereof, and in accordance with the General Corporation Law of the State of California, as amended (the “CGCL”), at the Effective Time, Acquisition Subsidiary shall be merged into the Company and the separate existence of Acquisition Subsidiary thereupon shall cease. The Company shall be the Surviving Company in the Merger (the “Surviving Company”), and the separate existence of the Company, with all its properties, rights, powers, privileges, and franchises, shall continue unaffected and unimpaired by the Merger.

(c) At and after the Effective Time, the Surviving Company shall possess all the properties, rights, powers, privileges, and franchises and be subject to all the obligations, liabilities, restrictions, and disabilities of both Acquisition Subsidiary and the Company, as provided more particularly in the CGCL.

1.2 Method of Effecting Merger; Closing. The Merger shall be effected as follows:

(a) The Company and Acquisition Subsidiary shall each execute an Agreement of Merger in substantially the form set forth in Exhibit B attached hereto (the “Agreement of Merger”), and the Company shall cause the Agreement of Merger to be filed and recorded on the Closing Date with the Secretary of State of the State of California in accordance with the applicable provisions of the CGCL. The Merger shall thereupon become effective and be consummated immediately upon the later of the date of such filing or at such later time as may be mutually agreed by Parent, the Company and Acquisition Subsidiary and specified in the Agreement of Merger in accordance with the CGCL (the “Effective Time”).

(b) Subject to the satisfaction or waiver of all applicable conditions to Closing, the closing of the Merger (the “Closing”) shall take place at the offices of Bryan Cave LLP, 120 Broadway, Suite 300, Santa Monica, California 90401 at 9:00 a.m., Pacific Standard Time, on December 3, 2013, or on such other date (which shall in any event be within five Business Days after the satisfaction or waiver of all applicable conditions to Closing set forth herein, other than terms and conditions which, by their terms, are to be satisfied at the Closing) as Parent, Acquisition Subsidiary and the Company may agree in writing (the “Closing Date”). For purposes of this Agreement, “Business Day” shall mean any day which is not a Saturday, Sunday or a legal holiday in the State of California, United States of America.

1.3 Conversion of Acquisition Subsidiary Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof, the issued and outstanding shares of capital stock of Acquisition Subsidiary shall be converted into one validly issued, fully paid and nonassessable share of common stock in the Surviving Company and, upon surrender of the certificate or certificates representing such capital stock of Acquisition Subsidiary, the Surviving Company shall promptly issue to Parent or its designated Affiliate a certificate representing the common stock in the Surviving Company into which such shares have been converted. After the Effective Time such share of common stock shall be the only issued and outstanding equity interest of the Surviving Company and shall be owned by Parent or its designated Affiliate.

1.4 Merger Consideration. For purposes of this Agreement, the “Merger Consideration” shall be:

(i) One Hundred Ninety Million Dollars ($190,000,000) in cash, consisting of:

(A) One Hundred Sixty-Six Million Two Hundred Thousand Dollars ($166,200,000) (the “Initial Cash Merger Consideration”); plus

(B) Twenty-Three Million Seven Hundred Fifty Thousand Dollars ($23,750,000) (the “Escrow Amount”); plus

(C) Fifty Thousand Dollars ($50,000) (the “Representative Expense Amount”); less

(ii) The aggregate amount of any Indebtedness immediately prior to the Closing, plus

(iii) The aggregate amount of any Cash immediately prior to the Closing, less

(iv) the amount, if any, by which the Net Working Capital is less than the Target Net Working Capital, plus

(v) the amount, if any, by which the Net Working Capital is greater than the Target Net Working Capital; less

(vi) The Estimated Company Transaction Expenses as set forth in Section 1.13(b).

The Initial Cash Merger Consideration as adjusted at Closing as set forth above (including any adjustment pursuant to Section 1.11(b) and any deduction for Estimated Company Transaction Expenses as set forth in Section 1.13(b)) shall be the “Initial Merger Consideration.”

1.5 Effect on Shares.

(a) Definitions. For purposes of this Agreement:

(i) “Adjusted Fully Diluted Shares” shall mean the Fully Diluted Shares, less the aggregate number of shares of Common Stock issuable upon exercise of the Non-Management Company Options which are outstanding immediately prior to the Effective Time under Section 1.7(a).

(ii) “Common Stock” shall mean the Common Stock of the Company, without par value.

(iii) “Fully Diluted Shares” shall mean (A) the aggregate number of shares of Common Stock outstanding immediately prior to the Effective Time, plus (B) the aggregate number of shares of Common Stock issuable upon exercise of the Company Options which are outstanding immediately prior to the Effective Time.

(iv) “Per Share Common Adjustment Amount” shall mean (A) the Adjustment Amount (as defined in Section 1.11(e)) which is payable to the Securityholders (as defined below) pursuant to Section 1.11(f), if any, divided by (B) the Fully Diluted Shares.

(v) “Per Share Common Closing Amount” shall mean:

(A) the sum of (1) the Initial Merger Consideration, plus (2) the aggregate exercise price of all Company Options outstanding immediately prior to the Effective Time, plus (3) the Escrow Amount; divided by

(B) the Fully Diluted Shares; less

(C) the Per Share Common Escrow Amount.

(vi) “Per Share Common Escrow Amount” shall mean (A) the Escrow Amount which is payable to the Significant Securityholders pursuant to Section 1.12 and the Escrow Agreement, if any, divided by (B) the Adjusted Fully Diluted Shares.

(b) Subject to Section 1.5(d) and any applicable backup or other withholding requirements, at the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof, each share of Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into and become the right to receive (A) the Per Share Common Closing Amount, (B) the Per Share Common Adjustment Amount (if any) and (C) the Per Share Common Escrow Amount (if any).

(c) Parent shall be entitled to deduct and withhold from each Shareholder’s respective portion of the Merger Consideration otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”) and the Treasury Regulations promulgated thereunder (the “Treasury Regulations”), or any provision of United States federal, state or local, or any foreign, Tax Law and shall pay such withheld amounts to the appropriate Tax authority when due. Such amounts shall be treated for all purposes of this Agreement as having been paid to the applicable Shareholders in respect of which Parent made such deduction and withholding.

(d) Any and all undeclared or unpaid dividends on the Shares immediately prior to the Effective Time shall be canceled at the Effective Time. Any Shares held in the treasury of the Company immediately prior to the Effective Time shall be canceled and no consideration of any kind shall be delivered in exchange therefor under this Agreement.

1.6 Shareholders’ Rights upon Merger.

(a) Upon consummation of the Merger, certificates that immediately prior to the Effective Time represented outstanding Shares (the “Certificates”) shall cease to represent any rights with respect thereto, and, subject to applicable Law and this Agreement, the Certificates shall only represent the right to receive the applicable portion of the Merger Consideration payable hereunder with respect to such Shares.

(b) Notwithstanding anything contained herein to the contrary, to the extent that dissenters’ rights are available under the CGCL, any Shares that are issued and outstanding immediately prior to the Effective Time and that have not voted in favor of the Merger or consented thereto in writing, with respect to which dissenters’ rights have been properly demanded in accordance with the CGCL (the “Dissenting Shares”) shall not be converted into the right to receive the applicable portion, if any, of the Merger Consideration payable hereunder with respect to such Shares at or after the Effective Time. Holders of Dissenting Shares shall be entitled only to such rights as are granted by Chapter 13 of CGCL. If, after the Effective Time, such holder fails to perfect, withdraws or loses the right to dissent under Chapter 13 of CGCL, such shares shall be treated as if they had been converted as of the Effective Time into the right to receive the applicable portion of the Merger Consideration payable with respect to such Shares hereunder upon surrender of the Certificates representing such Dissenting Shares in accordance with Section 1.5 and Section 1.10 hereof, as applicable. The Company shall give Parent prompt notice of any demands received by the Company for payment of any shares of Company Common Stock pursuant to Chapter 13 of CGCL, and Parent shall have the right to direct all negotiations and proceedings with respect to such demands. Except with the prior written consent of Parent, the Company shall not make any payment with respect to, or settle or offer to settle, any such demands.

1.7 Company Options.

(a) Set forth on Schedule 1.7(a)-1 is a list of the holders of each outstanding option exercisable for shares of Common Stock (“Company Options”). At the Effective Time,

each Company Option that is outstanding immediately prior to the Effective Time, whether or not exercisable or vested, will, by virtue of the Merger and without the need for any further action on the part of the holder thereof, cease to be an option to purchase shares of Common Stock and be cancelled in exchange for the right to receive an amount of cash equal to (x) in the case of Company Options held by the individuals listed on Schedule 1.7(a)-2 (“Senior Management”), the product obtained by multiplying (1) (A) the Per Share Common Closing Amount less the per share exercise price of the Company Option, plus (B) the Per Share Common Adjustment Amount (if any), plus (C) the Per Share Common Escrow Amount (if any), by (2) the number of Shares subject thereto or (y) in the case of the Company Options held by individuals other than Senior Management (the “Non-Management Company Options”), the product obtained by multiplying (1) (A) the Per Share Non-Management Option Holder Closing Amount (as hereinafter defined) less the per share exercise price of the Company Option, plus (B) the Per Share Common Adjustment Amount (if any), by (2) the number of Shares subject thereto, in each case as more fully set forth on Schedule 1.7(b). The “Per Share Non-Management Option Holder Closing Amount” means the Per Share Common Closing Amount plus the Per Share Common Escrow Amount. Notwithstanding the foregoing, payment of any portion of the Escrow Amount and the Adjustment Amount, if any, to the holders of Company Options shall be made on the same schedule and under the same terms and conditions as apply to any payment of the Escrow Amount and the Adjustment Amount, if any, to the Shareholders generally but no later than five years after the Effective Time in accordance with U.S. Treas. Reg. Section 1.409A-3(i)(5)(iv)(A) and less applicable Taxes required to be withheld with respect to such payments; provided, however, that the payment of any portion of the Escrow Amount with respect to the Company Options shall be paid by the Escrow Agent to the Company to be distributed to such holders subject to any applicable Taxes required to be withheld with respect to such payments. As promptly as practicable following the Closing, the Company shall pay to each holder of Company Options the portion of the Initial Merger Consideration to which he or she is entitled pursuant to this Section 1.7(a), less applicable Taxes required to be withheld with respect to such payments. Prior to paying such holder of Company Options his or her respective portion of the Merger Consideration, the Company shall obtain from each holder of Company Options an Option Cancellation Agreement.

(b) Further Actions. Subject to, and without limitation of, the foregoing provisions of this Section 1.7, the Company shall take all actions necessary or appropriate so that prior to or at the Effective Time, (i) all options, warrants and other securities convertible into capital stock of the Company and other rights to purchase or otherwise acquire capital stock of the Company shall be canceled or terminated or expire by their terms, and (ii) any plan, program or arrangement providing for the issuance or grant of any interest in respect of the capital stock of the Company shall be terminated, provided that any such termination will comply with the provisions of Code Section 409A, if applicable.

1.8 Deliveries of the Company and/or Representative at Closing. At the Closing, the Company or the Representative, as applicable, shall deliver to Parent:

(a) the Agreement of Merger, duly executed by the Company;

(b) the Escrow Agreement (the “Escrow Agreement”) in the form attached hereto as Exhibit C, duly executed by the Representative;

(c) evidence, in a form and substance reasonably acceptable to Parent, that all options, warrants and other securities convertible into capital stock of the Company, other rights to purchase or otherwise acquire capital stock of the Company, and any plan, program or arrangement providing for the issuance or grant of any interest in respect of the capital stock of the Company, have, prior to or at the Effective Time, been terminated or expired or have lapsed pursuant to their terms;

(d) an opinion of Dorsey & Whitney LLP, counsel to the Company and the Shareholders, dated the Closing Date, substantially in the form attached hereto as Exhibit D;

(e) a Certificate from each of Dorsey & Whitney LLP and Bank of America Merrill Lynch certifying that it has received the payment required to be paid to it as Estimated Company Transaction Expenses pursuant to Section 1.13(b) hereof, that such payment is in full satisfaction of all amounts owed to it by the Company, its Subsidiaries, the Shareholders and holders of Company Options (collectively with the Shareholders, the “Securityholders”) or the Representative on behalf of himself or the Company, its Subsidiaries or the Securityholders in connection with the transactions contemplated hereby, and, as applicable, evidence satisfactory to Parent in its sole and absolute discretion that all agreements with such party in connection therewith have been effectively terminated without penalty or further obligation to Parent, the Company, its Subsidiaries or the Surviving Company;

(f) the written resignations, effective the Closing Date, of each officer and director of the Company and any Subsidiary of the Company as designated by Parent;

(g) Releases, duly executed by the holders of Non-Management Company Options and the owners of the trusts that are Shareholders;

(h) all consents and approvals (A) relating to the Company or its Subsidiaries required to be obtained from the United States or any other nation, state, or bilateral or multilateral governmental authority, any local governmental unit or subdivision thereof, or any branch, agency, or judicial body thereof (“Governmental Authority”) and (B) from third parties under the Contracts listed and described on Schedule 1.8(h);

(i) a signature attachment to United States Internal Revenue Service (“IRS”) Form 8023 validly executed by each Shareholder (and each Shareholder’s spouse to the extent such Shareholder is an individual and resident of a community property state (e.g., California)) effecting an election under Section 338(h)(10) of the Code properly completed with identifying information with respect to such Shareholder and the Company and a declaration under penalties of perjury;

(j) a statement, under penalties of perjury, certifying that the Company is not, and has never been during the applicable period specified in Section 897(c)(1)(A)(ii) of the

Code, a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code (the “Statement”);

(k) a certified mail receipt and a copy of the Statement mailed to the IRS;

(l) properly completed and executed IRS Forms W-4 for each holder of Company Options;

(m) a certificate executed by the Company’s President in form and substance reasonably satisfactory to Parent to the effect that no equity or other securities of IC-DISC are owned by the Company or any of its Subsidiaries as of the Closing Date;

(n) a certificate of good standing, or equivalent certificate, for the Company and each of its Subsidiaries dated within five Business Days of the Closing Date, issued by the appropriate Governmental Authority;

(o) all share transfer books, minute books and other corporate records of the Company and each of its Subsidiaries;

(p) evidence of the payment of all Indebtedness or evidence that all Indebtedness will be paid in connection with the Closing (including payoff letters from each applicable lender and comparable evidence of full satisfaction from other applicable third party holders of Indebtedness) and the written release of all Liens related to the Company’s Assets and/or Intellectual Property or the Shares, duly executed by the holder of or parties to each such Lien, in form and substance reasonably satisfactory to Parent;

(q) Releases of the Identified Debt (the “Identified Debt Releases”) in forms reasonably satisfactory to the Company, duly executed by the individuals and entities set forth on Schedule 1.8(q);

(r) a copy, certified by the Secretary of the Company to be true, complete and correct as of the Closing Date, of the constituent documents of the Company and of resolutions of the Shareholders and Board of Directors of the Company authorizing and approving the transactions contemplated hereby; and

(s) a copy, certified by the Secretary of each Subsidiary of the Company to be true, complete and correct as of the Closing Date, of the constituent documents of such Subsidiary.

1.9 Deliveries of Parent at Closing. At the Closing, Parent shall deliver or cause to be delivered:

(a) to the Representative, the Agreement of Merger, duly executed by Acquisition Subsidiary;

(b) to the Payment Agent, the Payment Fund pursuant to Section 1.10;

(c) to the Representative, the Escrow Agreement, duly executed by Parent;

(d) to the Escrow Agent, the Escrow Amount to be held by the Escrow Agent in accordance with the terms of the Escrow Agreement and Section 1.12;

(e) to the Representative, the Representative Expense Amount to be held by the Representative in accordance with Section 1.12, and

(f) to Dorsey & Whitney LLP, Bank of America Merrill Lynch and the Representative, the respective amounts payable to each for the payment of the Estimated Company Transaction Expenses pursuant to Section 1.13(b).

1.10 Payment Mechanics for Shares.

(a) Pursuant to a payment agent agreement between Parent and the Payment Agent (the “Payment Agent Agreement”), as of the Closing, Parent shall deposit, or shall cause to be deposited no later than one Business Day after the Closing Date, with a payment agent selected by Parent with the Company’s prior approval, which shall not be unreasonably withheld or delayed (the “Payment Agent”), for the benefit of the holders of Shares, cash necessary to pay the Initial Merger Consideration to such holders of Shares to be paid in connection with the Merger (such cash being hereinafter referred to as the “Payment Fund,” it being understood that any and all interest earned on funds deposited therein pending payment shall be turned over to Parent). The Payment Agent shall, pursuant to irrevocable instructions, make the payments provided for in this Section 1.10 and the Payment Fund shall not be used for any other purpose.

(b) Parent will cause the Payment Agent, within five Business Days after the Closing Date, to deliver to each holder of record of a Certificate that immediately prior to the Effective Time represented outstanding Shares at the address set forth opposite such holder’s name on Schedule 1.10(b) (as updated from time to time in writing by the Company) a letter of transmittal and instructions for use in effecting a surrender of the Certificates in exchange for its respective portion of the Merger Consideration in the form attached hereto as Exhibit E (a “Letter of Transmittal”). Upon surrender of a Certificate for cancellation to the Payment Agent together with the submission of a duly completed and validly executed Letter of Transmittal to the Payment Agent, the holder of the Shares to which such Letter of Transmittal relates shall be entitled to receive in exchange therefor cash (without interest), representing such holder’s respective portion of the Merger Consideration calculated in accordance with, and payable when and as provided in, this Agreement, less applicable Taxes required to be withheld with respect to such payments. Following the Effective Time and pending a Shareholder’s submission of a Letter of Transmittal, each such holder will be deemed, for all purposes, to hold an irrevocable right to receive that amount of consideration equal to his, her or its respective portion of the Merger Consideration into which such holder’s Shares shall have been so converted in accordance with this Agreement.

(c) Notwithstanding the foregoing, the Company may provide to certain holders of Shares the Letter of Transmittal and other documentation described above prior to the Effective Time, and any such holder that surrenders a Certificate to the Payment Agent together with such Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be reasonably required by the Payment Agent, at or prior to Closing shall be entitled to receive, and the Payment Agent shall pay promptly after the Effective Time, cash (without interest), representing such holder’s respective portion of the Merger Consideration calculated in accordance with, and payable when and as provided in, this Agreement, less applicable Taxes required to be withheld with respect to such payments.

(d) Parent shall cause the Payment Agent to deliver, no later than five Business Days after submission of a properly completed and duly executed Letter of Transmittal by a Shareholder, cash (without interest), representing such holder’s respective portion of the Initial Merger Consideration calculated and payable in accordance with this Agreement.

(e) At or after the Effective Time, there shall be no transfers on the transfer books of the Company of the Shares that were outstanding immediately prior to the Effective Time.

(f) Any portion of the Payment Fund that remains unclaimed by a holder of Shares six months after the Effective Time shall be delivered to Parent and any such holder who has not returned a Letter of Transmittal in accordance with this Section 1.10 prior to that time shall thereafter look only to Parent for payment of such holder’s portion of the Initial Merger Consideration. Notwithstanding anything to the contrary in this Agreement, none of Parent, the Surviving Company, the Representative or any other party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any amounts remaining unclaimed by holders of Shares two years after the Effective Time (or such earlier date immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Authority) shall become, to the extent permitted by applicable Law, the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

1.11 Post-Closing Adjustment to Merger Consideration.

(a) “Net Working Capital” means, as of 12:01 a.m., Pacific Standard Time, on the Closing Date, the excess of the current assets of the Company (excluding any Cash, Tax receivables and deferred Tax assets of the Company) over the current liabilities of the Company (excluding any deferred Tax liabilities, Indebtedness and Company Transaction Expenses and including any current and long-term deferred revenues), in each case as reflected on the balance sheet of the Company as of such date. For the avoidance of doubt, current liabilities will include an accrual for all bonuses required to be paid under the Company’s 2013 employee bonus plan (or otherwise) and an accrual for commissions and for statutory liabilities related to the Company’s employees. For purposes of this definition, current liabilities shall exclude Taxes of the Company arising from the 338(h)(10) Election (as defined in Section 7.7(g)) or the payment of the Gross Up (as defined in Section 7.7(h)). For purposes of the Closing Balance Sheet and the determination of Net Working Capital, whether estimated or final, the amount accrued for the contingent payment liability under the Australian Purchase Agreement (as defined herein) shall be equal to $900,000.

(b) Pre-Closing Estimates. At least two Business Days prior to the Closing Date, the Company or the Representative shall deliver to Parent a statement setting forth the calculation of an estimate as of the Closing Date of (i) the Closing Net Working Capital (the “Estimated Closing Net Working Capital”), (ii) the Indebtedness (the “Estimated Indebtedness”), (iii) the Cash (the “Estimated Cash”) and (iv) the Company Transaction Expenses (such statement being, the “Good Faith Statement”). The Good Faith Statement shall be prepared by the Company in good faith, in a reasonable manner and in accordance with the accounting principles set forth on Schedule 1.11(c), consistently applied, and shall have been approved by the Company’s Board of Directors. Parent shall have reasonable access to copies of the working papers of the Company prepared or used in connection with the Company’s preparation of the Good Faith Statement. Parent shall have an opportunity to review with representatives of the Company and object to all or any part of the Good Faith Statement, such review to be reasonably prompt and any objection to be reasonable and made in good faith. If the Estimated Closing Net Working Capital is greater than $6,818,000 (the “Target Net Working Capital”), then the Initial Merger Consideration payable at the Closing pursuant to Sections 1.4 and 1.9(b) shall be increased by an amount equal to the amount by which the Estimated Closing Net Working Capital exceeds the Target Net Working Capital. If the Estimated Closing Net Working Capital is less than the Target Net Working Capital, then the Initial Merger Consideration payable at the Closing pursuant to Sections 1.4 and 1.9(b) shall be reduced by an amount equal to the amount by which the Target Net Working Capital exceeds the Estimated Closing Net Working Capital. The Initial Merger Consideration payable at the Closing pursuant to Sections 1.4 and 1.9(b) shall also be reduced by an amount equal to the Estimated Indebtedness, if any. The Initial Merger Consideration payable at the Closing pursuant to Sections 1.4 and 1.9(b) shall be increased by an amount equal to the Estimated Cash, if any.

(c) Delivery of the Closing Balance Sheet, Closing Statement of Cash and Closing Statement of Indebtedness. As soon as reasonably practicable following the Closing Date, and in any event within 90 calendar days thereafter, Parent shall deliver to the Representative, (i) a balance sheet of the Company as of 12:01 a.m., Pacific Standard Time, on the Closing Date (the “Closing Balance Sheet”), (ii) a calculation of Net Working Capital of the Company prepared by Parent as of 12:01 a.m., Pacific Standard Time, on the Closing Date, determined using the Closing Balance Sheet (the “Closing Net Working Capital”), (iii) a statement reflecting the Indebtedness of the Company immediately prior to the Closing (the “Closing Statement of Indebtedness”), (iv) a statement reflecting the Company Transaction Expenses immediately prior to the Closing (the “Closing Statement of Company Transaction Expenses”) and (v) a statement reflecting the Cash of the Company immediately prior to the Closing (the “Closing Statement of Cash”) using the methodology set forth on Schedule 1.11(c). The total amount of Indebtedness on the Closing Statement of Indebtedness shall be the “Closing Indebtedness.” The total amount of Cash on the Closing Statement of Cash shall be the “Closing Cash.” The total amount of the Company Transaction Expenses on the Closing Statement of Cash shall be the “Closing Company Transaction Expenses.” For purposes of preparing the Closing Balance Sheet and the calculation of Closing Net Working Capital, Parent shall, or shall cause the Surviving Company to, take, within a reasonable period of time following the Closing, a physical count of the inventory of the Surviving Company. Designees of the Representative may observe the taking of such physical count. The Closing Balance Sheet shall be prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied in a manner consistent with the accounting principles applied in the preparation of the Annual Financial Statements (as hereinafter defined) of the Company and, where applicable, using the methodology described on Schedule 1.11(c). To the extent there is any inconsistency between the methodology of GAAP applied in a manner consistent with the accounting principles applied in the preparation of the Annual Financial Statements and the methodology described on Schedule 1.11(c), the methodology described on Schedule 1.11(c) shall supersede and be the basis on which the Closing Balance Sheet is prepared.

(d) Audit Rights; Agreement upon the Closing Net Working Capital, Closing Indebtedness, Closing Company Transaction Expenses and Closing Cash. Upon delivery of the Closing Balance Sheet, the Closing Statement of Indebtedness, the Closing Statement of Cash and the Closing Statement of Company Transaction Expenses, Parent shall provide the Representative and its accountants reasonable access to the accountants and accounting records of the Company and shall use its commercially reasonable efforts to provide the Representative with reasonable access to any and all working papers prepared by the Company or Parent related to the preparation of the Closing Balance Sheet, the Closing Statement of Indebtedness, the Closing Statement of Company Transaction Expenses and the Closing Statement of Cash, and the calculation of Closing Net Working Capital, Closing Indebtedness, Closing Company Transaction Expenses and Closing Cash. If the Representative disagrees with the calculation of the Closing Net Working Capital as not being in accordance with GAAP consistent with the Audited Financial Statements and/or, as applicable, Schedule 1.11(c), or the calculation of Closing Indebtedness or Closing Cash as not being in accordance with the principles set forth on Schedule 1.11(c), or, in each case, as having computational errors, the Representative must notify Parent of such disagreement in writing, setting forth in reasonable detail the particulars of such disagreement, within 30 days after its receipt of the Closing Balance Sheet and the calculation of Closing Net Working Capital or the Closing Statement of Indebtedness and the calculation of Closing Indebtedness or the Closing Statement of Company Transaction Expenses and the calculation of Closing Company Transaction Expenses or the Closing Statement of Cash and the calculation of Closing Cash, as the case may be (“Dispute Notice”). In the event that the Representative does not provide a Dispute Notice within such 30 day period, the Representative shall be deemed to have accepted the Closing Balance Sheet and the calculation of Closing Net Working Capital set forth therein and/or the Closing Statement of Indebtedness and the calculation of Closing Indebtedness set forth therein and/or the Closing Statement of Company Transaction Expenses and the calculation of Closing Company Transaction Expenses set forth therein and/or the Closing Statement of Cash and the calculation of Closing Cash set forth therein, each as delivered by Parent, which shall then be final, binding and conclusive for all purposes hereunder. In the event a Dispute Notice is timely provided, Parent and the Representative shall use commercially reasonable efforts for a period of 30 days (or such longer period as they may mutually agree) to resolve any disagreements with respect to the preparation of the Closing Balance Sheet and/or the calculation of Closing Net Working Capital and/or the Closing Statement of Indebtedness and/or the Closing Statement of Company Transaction Expenses and/or calculation of Closing Indebtedness or the Closing Statement of Cash and/or calculation of Closing Cash, as the case may be. If, at the end of such period, they are unable to resolve such disagreements, then Parent and the Representative shall mutually select an independent accounting firm of recognized national standing (the “Auditor”) to act as a referee to resolve any remaining disagreements. The Auditor shall determine as promptly as practicable, but in any event within 30 calendar days after the date on which such dispute is referred to the Auditor, based solely on the terms of this Agreement, any remaining disputes. Each of Parent and the Representative (or their respective designees) shall be permitted to submit a proposed Closing Balance Sheet, Closing Statement of Indebtedness, Closing Statement of Company Transaction Expenses or Closing Statement of Cash, as the case may be and applicable supporting documentation and to make a presentation to the Auditor in connection with the resolution of any such disagreements, and, without the mutual agreement of Parent and the Representative, the Auditor shall not rely on or consider any other documents, materials, presentations or evidence (other than the plain language of the Agreement) in making its determination. It is the intent of the Parties that the process set forth in this Section 1.11(d) and the activities of the Auditor in connection herewith are not (and should not be considered to be or treated as) an arbitration proceeding or similar arbitral process and that no formal arbitration rules should be followed (including, in particular, but without limitation, rules with respect to procedures and discovery). The fees and expenses of the Auditor incurred in connection with its review and resolution of any disputes shall be allocated between Parent, on one hand, and the Representative, on the other, by the Auditor in proportion to the extent either of such Parties did not prevail in the aggregate on items in dispute on their respective Closing Balance Sheets, Closing Statements of Indebtedness, Closing Statements of Company Transaction Expenses or Closing Statements of Cash, as the case may be; provided, that such fees and expenses shall not include, so long as a Party complies with the procedures of this Section, the other Party’s outside counsel, accounting or other fees. The determination of the Auditor shall be final, conclusive and binding on the Parties. The amounts of the Closing Net Working Capital, Closing Indebtedness, Closing Company Transaction Expenses and Closing Cash as finally determined in accordance with the terms of this Section 1.11 shall be referred to as the “Final Closing Net Working Capital”, “Final Closing Indebtedness”, “Final Closing Company Transaction Expenses” and “Final Closing Cash,” respectively. The date on which the Final Closing Net Working Capital, Final Closing Indebtedness, Final Closing Company Transaction Expenses and Final Closing Cash are all finally determined in accordance with this Section 1.11(d) (or the latest date on which any of such calculation is finally determined) is hereinafter referred to as, the “Determination Date.”

(e) Definitions. The following terms shall have the following meanings:

(i) “Cash Adjustment Amount,” which may be positive or negative, means (A) the Final Closing Cash, minus (B) the Estimated Cash.

(ii) “Company Transaction Expenses Adjustment Amount,” which may be positive or negative, means (A) the Final Closing Company Transaction Expenses, minus (B) the Estimated Company Transaction Expenses, each expressed as a negative number.

(iii) “Indebtedness Adjustment Amount,” which may be positive or negative, means (A) the Final Closing Indebtedness, minus (B) the Estimated Indebtedness, each expressed as a negative number.

(iv) “Working Capital Adjustment Amount,” which may be positive or negative, means (A) the Final Closing Net Working Capital, minus (B) the Estimated Closing Net Working Capital.

For purposes of convenience only, the Parties agree that upon the final determination of the Indebtedness Adjustment Amount, Company Transaction Expenses Adjustment Amount, Cash Adjustment Amount and the Working Capital Adjustment Amount, such amounts shall be aggregated for the purpose of paying the Adjustment Amount (as defined below) to Parent or the Representative, as the case may be. The sum of the Indebtedness Adjustment Amount, the Company Transaction Expenses Adjustment Amount, the Cash Adjustment Amount and the Working Capital Adjustment Amount shall be the “Adjustment Amount”. For example, if the Indebtedness Adjustment Amount equals negative $1,000,000 (i.e., such amount is owed to Parent), the Company Transaction Expenses Adjustment Amount equals negative $1,000,000 (i.e., such amount is owed to Parent), the Cash Adjustment Amount equals positive $500,000 (i.e., such amount is owed to the Securityholders) and the Working Capital Adjustment Amount equals positive $100,000 (i.e., such amount is owed to the Securityholders), each as finally determined, then the Adjustment Amount would be negative $1,400,000, and such amount would be owed to Parent in accordance with the terms of this Section 1.11.

(f) Positive Adjustment Payment. If the Adjustment Amount is a positive number, then, promptly following the Determination Date, and in any event within five Business Days of the Determination Date, Parent shall deposit (by wire transfer of immediately available funds) the Adjustment Amount (other than the portion of the Adjustment Amount allocable to the Dissenting Shares and the Company Options, which shall be payable to such holders by the Company subject to any applicable Law or backup or other withholding requirements) in such bank account(s) as may be designated by the Representative, for distribution to the Shareholders (other than any Shareholder who holds Dissenting Shares), without interest.

(g) Negative Adjustment Payment. If the Adjustment Amount is a negative number, then, promptly following the Determination Date, and in any event within five Business Days of the Determination Date, Parent and the Representative shall cause the Escrow Agent to pay (by wire transfer of immediately available funds) to Parent out of the Escrow Amount an amount equal to the lesser of (A) the Adjustment Amount, together with any interest earned on that portion of the Escrow Amount equal to the Adjustment Amount, or (B) the full amount of the Escrow Amount, together with any interest earned thereon.

For purposes of this Agreement, “Indebtedness” shall mean, without duplication (i) all outstanding liabilities for borrowed money and debt, (ii) that portion of obligations with respect to capital leases that is properly classified as a liability on a balance sheet in conformity with GAAP, (iii) notes payable and drafts accepted representing extensions of credit whether or not representing obligations for borrowed money (for the avoidance of doubt, excluding any trade accounts payable and checks payable to the Company or a Subsidiary, which have been endorsed by the Company or a Subsidiary for collection in the ordinary course of business), (iv) guaranties securing indebtedness for money borrowed by a third party, (v) all amounts drawn under outstanding letters of credit, (vi) all deferred compensation obligations, including (A) all payment obligations under any non-qualified deferred compensation plans and (B) any underfunded pension, termination indemnity, seniority premium, or post-retirement liabilities of the Company and its Subsidiaries as required to be measured under SFAS 87 or SFAS 106 at the transaction date, (vii) all costs, liabilities and obligations incurred in connection with or arising out of a change of control of the Company; (viii) dividends payable on any Shares, regardless of whether or not accrued, (ix) all costs and obligations of the Company or any Subsidiary resulting from any claims made by the Company’s or its Subsidiaries’ current or former Shareholders or other equity holders, (x) liability for any Taxes for any Tax period (or portion thereof) ending on or before the Closing Date or as a result of the transactions contemplated hereby, excluding additional taxes incurred as a result of the 338(h)(10) Election other than such taxes due as a result of Section 1374 of the Code, if any (xi) all outstanding liabilities under the Loan Agreement dated October 5, 2012 by and between Bank of America, N.A. (“Bank”) and the Company, (xii) any and all current and installment payment obligations pursuant to the Share Sale and Purchase Deed dated October 20, 2011 by and among Net Optics Australia Pty Ltd, the Company, Stephen John Urquhart, Tracey Elizabeth Urquhart, David Crawford Stuart Britt and Jane Margaret Britt, as amended by that certain Deed of Variation – Share Sale and Purchase Deed dated October 26, 2011 (the “Australian Purchase Agreement”), and the Equitable Mortgage of Shares by and among Stephen John Urquhart, Tracey Elizabeth Urquhart, David Crawford Stuart Britt and Jane Margaret Britt and Net Optics Australia Pty Ltd, dated as of October 20, 2011, (xiii) all liabilities under or pursuant to the Facility Offer between St. George Bank Limited and nMetrics Pty Ltd dated April 4, 2007 and related Guarantee and Indemnity given by Stephen John Urquhart and David Crawford Stuart Britt dated April 18, 2007 and first registered real property mortgage over the commercial property located at Suites 213 and 215, Leda Business Centre, 30-40 Harcourt Parade, Rosebery NSW 2018 dated April 19, 2007 (together with clause (xii), the “Identified Debt”), and (xiv) all interest, any premiums payable or any other costs or charges (including any prepayment penalties) on any instruments or obligations described in clauses (i) through (xiii) hereof, all as the same may be payable upon the complete and final payoff thereof, regardless of whether such payoff occurs prior to, simultaneous with or following the Closing. For purposes of this Agreement, “Cash“shall mean cash or cash equivalents (including marketable securities) of the Company and its Subsidiaries, including all checks received by the Company or its Subsidiaries but not yet cashed as of the Effective Time, net of all “cut” but uncashed checks issued by the Company or its Subsidiaries that are outstanding as of the Effective Time (to the extent not included as a current liability in Net Working Capital). Any monetary conversion of a foreign currency to U.S. Dollars shall be calculated using the applicable exchange rates set forth in The Wall Street Journal, Eastern Edition, on the Closing Date.

1.12 Escrow.

(a) Escrow Account. On the Closing Date, Parent shall pay (or cause to be paid), by wire transfer of immediately available funds, the Escrow Amount to the Escrow Agent, to be held in escrow to satisfy, at least in part, any claims by (i) Parent for satisfaction of any post-closing adjustment pursuant to Section 1.11, (ii) any Parent Indemnified Person for any indemnification claim pursuant to Section 8.2, or (iii) any Parent Indemnified Person pursuant to this Agreement or in connection with the transactions contemplated hereby (the “Escrow Account”). The Escrow Agent shall hold and invest the Escrow Amount in accordance with the terms of the Escrow Agreement and all interest and earnings from the investment and reinvestment of the Escrow Amount shall be added to the Escrow Account. The Parties agree for all Tax purposes that: (i) the right of the Significant Securityholders to the Escrow Amount shall be treated as deferred purchase price eligible for installment sale treatment under Section 453 of the Code and any corresponding provisions of state, local or non-U.S. law, as appropriate, (ii) interest may be imputed on such amount, as required by Section 483 or 1274 of the Code, and (iii) Parent shall be treated as the owner of the Escrow Amount and all interest and earnings earned from the investment and reinvestment of the Escrow Amount, or portion thereof, shall be allocable to Parent pursuant to Section 468B(g) of the Code and Proposed Treasury Regulations section 1.468B-8.

(b) The Representative. Upon any claim for indemnification pursuant to Section 8.2, the Representative shall serve as the designated representative of the Securityholders and Significant Securityholders for purposes of receiving notices, contesting claims, and authorizing payments for such claims. If the Securityholders and/or Significant Securityholders become obligated (whether through mutual agreement between Parent and the Representative, as a result of a final non-appealable judicial determination or otherwise finally determined in accordance with the terms hereof or the terms of the Escrow Agreement) to provide an adjustment, indemnification or another payment pursuant to or in accordance with the terms of this Agreement, Parent and the Representative shall, if necessary for the release of funds from the Escrow Account, promptly execute joint written instructions to the Escrow Agent to disburse the appropriate amount from the Escrow Account in accordance with the terms of this Agreement and the Escrow Agreement.

(c) Representative Expense Account. At Closing, Parent shall withhold the Representative Expense Amount from the Merger Consideration otherwise payable pursuant to Section 1.4 and shall pay the Representative Expense Amount to an account, separate from the Escrow Account, designated by the Representative. The Representative Expense Amount shall be held, used and disbursed by or at the direction of the Representative for the purpose of paying fees and satisfying expenses of the Representative incurred in connection with the discharge of its duties under this Agreement or the Escrow Agreement, including the costs and expenses incurred by the Representative in defending against any claim or liability in performing his duties on behalf of the Securityholders. The Representative shall have the right to recover all costs and expenses incurred hereunder from the Representative Expense Amount as such costs and expenses arise. If any of the Representative Expense Amount remains after the Representative has discharged its duties under this Agreement, the Representative shall pay to each Securityholder an amount equal to such Securityholder’s Percentage of such excess. At all times, Securityholders shall be treated for all Tax purposes as the owners of the Representative Expense Amount and all interest and earnings thereon, if any.

(d) Remaining Balance in Escrow Account. Upon the expiration of the 9-month period following the Closing Date, Parent and the Representative shall cause the Escrow Agent (in accordance with the terms of the Escrow Agreement) to pay (by wire transfer of immediately available funds) to the account(s) designated by the Representative, any amounts in the Escrow Account in excess of the amount equal to (i) eleven million eight hundred seventy-five thousand dollars ($11,875,000) (the “Remaining Escrow Amount”) plus (ii) any interest earned on the Remaining Escrow Amount, for distribution to the Significant Securityholders in accordance with the terms of the Escrow Agreement; provided, however, (A) that to the extent all or a portion of such excess amount has been claimed by Parent to be owed to a Parent Indemnified Person, such claimed amount shall not be paid by the Escrow Agent on such date and (B) that any amounts payable to the Significant Securityholders with respect to Company Options shall be paid to the Company or Parent for distribution to such Significant Securityholders subject to any applicable Tax withholding requirements. On the later of (i) the expiration of the 15-month period following the Closing Date and (ii) March 31, 2015, Parent and the Representative shall cause the Escrow Agent (in accordance with the terms of the Escrow Agreement) to pay (by wire transfer of immediately available funds) to the account(s) designated by the Representative, any remaining amounts in the Escrow Account (which have not then been claimed by Parent to be owed to a Parent Indemnified Person), together with any interest earned on any such amount, for distribution to the Significant Securityholders in accordance with the terms of the Escrow Agreement; provided, however, that any amounts payable to the Significant Securityholders with respect to Company Options shall be paid to the Company or Parent for distribution to such Significant Securityholders subject to any applicable Tax withholding requirements.

(e) Merger Consideration Adjustments. Except for any interest amount(s) paid thereon, any amounts distributed to Parent pursuant to the provisions of this Section 1.12 shall be deemed to be and treated for all purposes as adjustments to the Merger Consideration.

1.13 Company Transaction Expenses.

(a) Estimated Company Transaction Expenses. At least two Business Days prior to the Closing Date, in accordance with Section 1.11(b), the Representative shall provide to Parent an estimate (which estimate shall include such reserves as the Representative determines in good faith to be appropriate for any expenses that are not then known or determinable) on Schedule 1.13(a) of the Company Transaction Expenses (the “Estimated Company Transaction Expenses”). For purposes of this Agreement, “Company Transaction Expenses” means all expenses incurred or to be incurred by the Company, its Subsidiaries, the Securityholders and the Representative on behalf of the Company, its Subsidiaries, the Securityholders or the Representative in connection with the preparation, negotiation and execution of this Agreement and the Escrow Agreement and/or the consummation of the transactions contemplated hereby (including, without limitation, the Merger), including, but not limited to, all accounting, legal, investment banking and commercial banking fees and expenses related thereto. For the avoidance of doubt, Company Transaction Expenses shall exclude the fees and costs paid or payable to the Company’s auditors related to the review of the Interim Financials, which shall be paid directly by Parent.

(b) Payment of Estimated Company Transaction Expenses. On the Closing Date, Parent shall pay (by wire transfer of immediately available funds): (i) to Dorsey & Whitney LLP, the amount indicated in the Estimated Company Transaction Expenses as payable to Dorsey & Whitney LLP, (ii) to Bank of America Merrill Lynch the amount indicated in the Estimated Company Transaction Expenses as payable to Bank of America Merrill Lynch, and (iii) to the Representative or its designee, an aggregate amount of cash equal to the aggregate amount of Estimated Company Transaction Expenses, less any amounts paid under clauses (i)

through (ii) above, which the Representative shall use to promptly pay (and in any event within five Business Days) the Estimated Company Transaction Expenses, other than, or in addition to, those referenced in clauses (i) through (ii) above.

(c) Responsibility. In no event shall Parent, the Company or, from and after the Closing, the Surviving Company be responsible for payment of Company Transaction Expenses and the Parties acknowledge that the payment of the Estimated Company Transaction Expenses out of the Initial Cash Merger Consideration by Parent as indicated in Section 1.4 is for convenience only and in no way reflects any liability of Parent, the Company or, from and after the Closing, the Surviving Company for the Company Transaction Expenses.

1.14 Organizational Documents of the Surviving Company. The Amended and Restated Articles of Incorporation and Bylaws of the Surviving Company shall be as set forth in Exhibits F and G, respectively.

1.15 Directors and Officers of the Surviving Company. The directors and officers set forth on Schedule 1.15 shall be the directors and officers of the Surviving Company, effective as of the Effective Time, until their successors shall have been duly elected and qualified or until their earlier death, resignation or removal.

1.16 Securityholders’ and Significant Securityholders’ Representative; Actions.

(a) Charlotte Matityahu has been appointed as the true and lawful attorney-in-fact of each of (i) the Securityholders and (ii) the Significant Securityholders for all matters in connection with this Agreement and the Escrow Agreement (the “Representative”) pursuant to and by virtue of the requisite approval of this Agreement by the Securityholders. The Representative (1) will act on behalf of the Securityholders with respect to all matters requiring action by the Securityholders under this Agreement and (2) will act on behalf of the Significant Securityholders with respect to all matters requiring action by the Significant Securityholders under this Agreement or the Escrow Agreement. The Representative hereby accepts such appointment. In the event of the incapacity or resignation of the Representative, a successor representative will be appointed by Parent and a majority of the Adjusted Fully Diluted Shares.

(b) The Representative shall take all actions required to be taken by the Securityholders and/or Significant Securityholders under this Agreement or the Escrow Agreement and may take any action contemplated by this Agreement or the Escrow Agreement. By giving notice to the Representative in the manner provided by Section 10.1, Parent shall be deemed to have given notice to all Securityholders. By giving notice to the Representative in the manner provided by Section 10.1, Parent shall be deemed to have given notice to all Significant Securityholders. Any action taken by the Representative may be considered by Parent to be the action of the Securityholder(s) and/or Significant Securityholders, as applicable, for whom such action was taken for all purposes of this Agreement or the Escrow Agreement.

(c) The Representative shall have the authority to determine, in his or her sole judgment, and to make all other decisions required to be made by the Securityholders in connection with the calculation of any Adjustment Amounts described in Section 1.11 here, including whether to retain counsel or other expert advice (and to select that counsel or expert) to protect the Securityholders’ interests, subject to Section 1.11, including without limitation whether to accept or dispute such Adjustment Amounts.

(d) In the event that Parent or a Parent Indemnified Party gives notice to the Representative of a claim for which indemnification may be sought, the Representative shall have the authority to determine, in his or her sole judgment, whether to retain counsel (and to select that counsel) to protect the Securityholders’ and/or Significant Securityholders’ interests, subject to Section 8.5, whether to consent to indemnification and to make all other decisions required to be made by the Securityholders and/or Significant Securityholders pursuant to this Agreement or the Escrow Agreement, including without limitation whether to consent or withhold his or her consent to any settlement or compromise of a claim.

(e) The Representative shall not be liable to any Securityholder for any act or omission taken pursuant to or in conjunction with this Agreement, except for his or her own gross negligence or willful misconduct. The Securityholders shall indemnify and hold the Representative, and each successor thereof, harmless from any and all liability and expenses (including, without limitation, counsel fees) which may arise out of any action taken or omitted by him or her as Representative in accordance with this Agreement or the Escrow Agreement, as the same may be amended, modified or supplemented, except such liability and expense as may result from the gross negligence or willful misconduct of the Representative.

(f) The Representative agrees that within a commercially reasonable time after receipt of notice of a claim, he or she shall give each Securityholder and/or Significant Securityholder, as applicable, notice of the same and shall from time to time keep the Securityholders and/or Significant Securityholders, as applicable, apprised as to developments with respect to such claim. Such notices shall be sent to the Securityholders at their respective addresses as may be communicated to the Representative in writing by the Securityholders.

1.17 Settlement of Cash; Payment of Indebtedness. The Company and its Subsidiaries shall pay in full at Closing the Identified Debt. The Company shall use commercially reasonable efforts to cause all Cash of the Company as of Closing to be used on or prior to the Closing Date, to the greatest extent possible, to pay off any other Indebtedness of the Company, including any interest and penalties in connection therewith. Any Cash or Indebtedness remaining at the Company as of immediately following the Closing that was not taken into account in calculating the Initial Merger Consideration shall result in an adjustment to the Merger Consideration as provided in Section 1.4.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Schedules (the “Disclosure Schedule”) prepared by the Company and delivered to Parent prior to the execution of this Agreement setting forth specific exceptions to the Company’s representations and warranties set forth herein (which exceptions shall specifically identify the section or subsection of a single section or subsection of this Agreement, as applicable, to which such exception relates and be limited in their effect to such identified, sections or subsections, except where it is readily apparent from the face of any such disclosure that such exception relates to another section or subsection hereof, in which case it shall also be applicable to such other provision without additional disclosure), the Company hereby makes the following representations and warranties to Parent and Acquisition Subsidiary, each of which is true and correct on the date hereof and on the Closing Date and each of which shall survive the Closing as provided in Section 8.1.

2.1 Organization, Qualification and Power.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of California. The Company has delivered or made available to Parent true, complete and correct copies of the Articles of Incorporation and Bylaws of the Company.

(b) The Company has all requisite power and authority to own, lease and use its assets and properties and to conduct the business in which it is currently engaged and which it plans to engage and holds all authorizations, licenses and permits necessary and required therefor and all such authorizations, franchises, licenses and permits are valid and subsisting. The Company is duly registered or qualified to do business as a foreign corporation and is in good standing in the state(s), countries or other jurisdictions listed on Schedule 2.1. The Company is not required to be registered, licensed or qualified to do business in any other jurisdiction.

2.2 Subsidiaries.

(a) Each Subsidiary (as defined below) of the Company is a corporation or other entity duly incorporated or organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization. Each Subsidiary of the Company has all requisite power and authority to own, lease and use its assets and properties and to conduct the business in which it is currently engaged and which it plans to engage and holds all authorizations, licenses and permits necessary and required therefor and all such authorizations, franchises, licenses and permits are valid and subsisting. Each Subsidiary of the Company is duly registered or qualified to do business as a foreign corporation or other entity, as applicable, and is in good standing in the state(s), countries or other jurisdictions listed on Schedule 2.2(a). Each Subsidiary of the Company is not required to be registered, licensed or qualified to do business in any other jurisdiction. Schedule 2.2(a) lists the name and jurisdiction of organization of each Subsidiary of the Company. Other than those Subsidiaries of the Company listed on Schedule 2.2(a), the Company does not, directly or indirectly, own or have the right or the obligation to acquire and has not, directly or indirectly, owned or had the right or the obligation to acquire any capital stock, equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any capital stock, equity or similar interest in, any Person. Except as set forth on Schedule 2.2(a), none of the Company’s Subsidiaries directly or indirectly owns or has the right or the obligation to acquire any capital stock or other equity interests in any Person. Schedule 2.2(a) sets forth a true, correct and complete list of each of the Company’s Subsidiaries indicating (i) its officers and directors and (ii) the record owners of all of its issued and outstanding capital stock or other equity interests and the number of authorized, issued and outstanding capital stock or other equity interests of each class and the amount of capital stock or other equity interest unissued and reserved for any purpose. The Company has delivered or made available to Parent true, complete and correct copies of the organizational and constituent documents of each of its Subsidiaries.

(b) Except as set forth in Schedule 2.2(b), all of the outstanding capital stock of, or other equity or voting securities or ownership or voting interests in, each Subsidiary of the Company is (1) duly authorized, validly issued, fully paid and non-assessable and not subject to any pre-emptive or similar rights and (2) wholly-owned by the Company or another Subsidiary of the Company, if applicable, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity or voting securities or ownership or voting interests). There are no issued, reserved for issuance or outstanding (i) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or other equity or voting securities of or ownership or voting interests in any Subsidiary of the Company, (ii) warrants, calls, options or other rights, commitments, agreements or understandings, whether written or oral, to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any capital stock or other equity or voting securities of or ownership or voting interests in, or any securities convertible into or exchangeable for any capital stock or other equity or voting securities of or ownership or voting interests in, any Subsidiary of the Company, including any agreements granting any preemptive rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any equity or voting securities of or ownership or voting interest in any Subsidiary of the Company, or (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other equity or voting securities of or ownership or voting interests in, any Subsidiary of the Company (the items in clauses (i) through (iii) being referred to collectively as the “Company Subsidiary Securities”). Neither the Company nor any of its Subsidiaries is a party to any agreement, arrangement or understanding with respect to the voting of any Company Subsidiary Securities (including voting trusts and proxies) or sale or transfer of any Company Subsidiary Securities. There are no registration rights, rights agreement, “poison pill” anti-takeover plan or other similar agreements, arrangements or understandings to which the Company or any of its Subsidiaries is a party or by which it or they are bound with respect to any Company Subsidiary Securities.

(c) “Subsidiary” means, with respect to any Person, any corporation, association, limited liability company or other business entity of which more than 50% of the total voting power of shares of stock (or equivalent ownership or controlling interest) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other subsidiaries of that Person or a combination thereof.

2.3 Capitalization and Related Matters.

(a) The authorized capital stock of the Company consists of 10,000,000 shares of Common Stock (each, a “Share” and, collectively, the “Shares”). Of such authorized shares, as of the date hereof, there are issued and outstanding 1,119,931 shares of Common Stock. At the close of business on October 28, 2013, there were an aggregate of 94,794 shares of Common Stock subject to outstanding Company Options.

(b) Schedule 2.3(b) lists each holder of the Shares, the number of Shares owned by each Shareholder as of the date hereof, and whether any of such Shares are unvested or subject to a repurchase option, risk of forfeiture or other contractual right as of the date hereof. All Shares of capital stock in the Company are owned by the Shareholders, of record and beneficially, and the Shares constitute the only issued and outstanding capital stock of the Company. To the knowledge of the Company, each Shareholder owns his, her or its Shares in the Company free and clear of any lien, claim, encumbrance, security interest, charge, pledge, equitable interest or other restriction or adverse claim of whatever nature, including any restrictions on use, transfer, receipt of income, voting or exercise of any other attribute of ownership (collectively, “Liens”). Except as set forth on Schedule 2.3(b), all of the Shares (i) were duly authorized and validly issued; (ii) are fully paid and non-assessable without restriction on the right of transfer thereof; and (iii) were not, when issued, subject to any unwaived preemptive rights.

(c) Schedule 2.3(c)(i) lists each outstanding and unexercised Company Option, the holder thereof, the date of grant, the total number of shares of the Company’s Common Stock covered thereby, the vesting schedule, the number of shares of the Company’s Common Stock available for exercise thereunder as of the date hereof, the exercise price immediately prior to the Effective Time and, separately, at the Effective Time reflecting any acceleration of vesting or adjustment to the exercise price of such Company Option as a result of the Merger. Schedule 2.3(c)(ii) lists each exercised Company Option pursuant to which the Shares issued upon the exercise of such Company Option are not fully vested or otherwise remain subject to a repurchase option, risk of forfeiture or other similar contractual right as of the date hereof, the holder thereof, the exercise price, the number of Shares acquired upon exercise thereof, the dates of grant and exercise, the stock purchase agreement entered into in connection therewith, and any vesting schedule, including any acceleration of vesting as a result of the Merger.

(d) Except for the Company Options, (i) there are no authorized or outstanding (A) securities of the Company other than the Shares, (B) warrants, preemptive rights, calls, options, stock purchase rights or other rights with respect to any securities of the Company or any securities or right convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of the Company’s capital stock, or (C) stock appreciation, phantom rights, profit participation or similar rights with respect to the Company, and (ii) neither the Company nor to the knowledge of the Company any of the Shareholders is subject to any obligation to issue, sell, deliver, redeem, or otherwise transfer, acquire, repurchase, or retire the Shares or any other securities of the Company. There are no shareholder agreements, buy-sell agreements, voting trusts or other agreements or understandings to which the Company or any Subsidiary of the Company is a party or by which it is, or any of the Shares are, bound, any such agreements previously in effect having been terminated on the date hereof.

(e) The Company Options may, in accordance with their respective terms, be treated in the manner provided for in this Agreement.

(f) All of the Shares, Company Options and other securities of the Company have been issued in accordance with applicable federal and state securities laws. The transactions contemplated by this Agreement are not subject to any preemptive rights.

(g) When paid in accordance with and subject to the terms of this Agreement, each of the amounts payable to the Shareholders under Section 1.5 has been calculated and will be paid in accordance with and subject to all terms of the Articles of Incorporation of the Company, all applicable Laws and any other agreements to which the Company is a party, to which the Company is subject or by which the Company is bound.

2.4 Enforceability; Noncontravention.

(a) The Company has full power and authority to enter into this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby. This Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its respective terms, except to the extent that enforceability hereof may be limited by bankruptcy and other similar laws affecting the rights and remedies of creditors generally and general equitable principles. The Representative has full power and authority to enter into this Agreement and the Escrow Agreement and to consummate the transactions contemplated thereby, and this Agreement and the Escrow Agreement constitute the valid and binding obligations of the Representative, enforceable against the Representative in accordance with their respective terms.

(b) Except as set forth on Schedule 2.4(b), none of the Company, its Subsidiaries or the Representative is a party to, subject to or bound by any note, bond, mortgage, indenture, deed of trust, agreement, lien, lease, contract or other instrument or obligation or any statute, law, rule, regulation, judgment, order, writ, injunction, or decree of any court, administrative or regulatory body, governmental agency, arbitrator, mediator or similar body, franchise or license, which would (i) conflict with or be breached or violated or the rights or the obligations thereunder accelerated, increased, extinguished or terminated (whether or not with notice or lapse of time or both) by the execution, delivery or performance by them of this Agreement, the Escrow Agreement or the agreements contemplated hereby or thereby except for those agreements, licenses, or contracts where such conflict, breach or violation would not, individually or in the aggregate, subject the Company to any material liability or otherwise adversely affect the Company in any material respect or (ii) prevent the carrying out of the transactions contemplated hereby or by the Escrow Agreement. Except as set forth on Schedule 2.4(b), no permit, consent, waiver, approval or authorization of, or declaration to or filing or registration with, any third person or Governmental Authority is required in connection with the execution, delivery or performance of this Agreement and the Escrow Agreement by the Company or the Representative or the consummation by the Company or the Representative of the transactions contemplated hereby or by the Escrow Agreement. The execution of this Agreement and the consummation of the transactions contemplated hereby will not result in the creation of any Liens against the Shares, the Company or its Subsidiaries or any of the properties or assets of the Company or its Subsidiaries. None of the execution and delivery of this Agreement or the Escrow Agreement by the Company or the Representative, the performance by the Company and the Representative of its obligations hereunder or under the Escrow Agreement, nor the consummation of the transactions contemplated hereby or thereby will violate, conflict with or result in any breach of any provision of the organizational documents of the Company, its Subsidiaries or the Representative.

(c) The affirmative vote of the holders of a majority of the outstanding Shares of Common Stock is the only vote of the holders of any of the Company’s capital stock necessary in connection with the consummation of the Merger (the “Requisite Shareholder Approval”).

2.5 Financial Statements.

(a) Set forth on Schedule 2.5(a) are (i) the audited consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2012 and the related audited consolidated statements of income, shareholders’ equity and cash flows for the periods then ended, together with notes and schedules thereto (the “Annual Financial Statements”), and (ii) the unaudited consolidated balance sheet of the Company and its Subsidiaries as of September 30, 2012 and 2013 and the related unaudited consolidated statements of income, shareholders’ equity and cash flows for the fiscal year-to-date nine-month period then ended, together with notes and schedules, if any, thereto (the financial statements described in clause (ii) being the “Interim Financials” and, together with the Annual Financial Statements, the “Financial Statements”). For purposes of this Agreement, the unaudited consolidated balance sheet of the Company and its Subsidiaries as of September 30, 2013 shall be considered the “Balance Sheet.” Schedule 2.5(a) lists, and the Company has delivered to Parent copies of the documentation creating or governing all securitization transactions and “off-balance sheet arrangements,” if any (as defined in Item 303(c) of Regulation S-K under the Securities Act of 1933, as amended, and the rules and regulations thereunder (the “Securities Act”)), effected by the Company. Burr Pilger Mayer, Inc. is and has been throughout the periods covered by the Financial Statements (x) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act of 2002), and (y) “independent” with respect to the Company within the meaning of Regulation S-X. Schedule 2.5(a) lists all non-audit services performed by Burr Pilger Mayer, Inc. for the Company.

(b) The Financial Statements were derived from the books and records of the Company and its Subsidiaries and (i) are true, complete and correct in all material respects, (ii) present fairly the financial position, results of operations, and cash flows of the Company and its Subsidiaries at the dates and for the periods indicated, (iii) have been prepared in accordance with GAAP applied consistently, subject, in the case of the Interim Financials, to the absence of footnotes, and (iv) do not include any untrue statement of a material fact required to be stated or reflected therein or omit to state or reflect any material fact necessary to make any statements therein not misleading. No fact exists which would cause any Financial Statement to need to be restated or amended.

2.6 Books and Records; Business Practices and Financial Controls.

(a) True, correct and complete copies of the books of account, stock record books, minute books, bank accounts, and other corporate records of each of the Company and its Subsidiaries have been delivered by the Company to Parent, and such books and records have been maintained in accordance with good business practices. The minute books of each of the Company and its Subsidiaries contain accurate and complete records of all meetings held of, and action taken by, the members or shareholders, as applicable, the Boards of Directors or Managers, as applicable, and any committees of the Boards of Directors or Managers, as applicable, of each of the Company and its Subsidiaries, and no meeting of any such members or shareholders, as applicable, Board of Directors or Managers, as applicable, or committee has been held for which minutes have not been prepared and are not contained in such minute books. At the Closing, all of those books and records will be in the possession of the Company and its Subsidiaries.

(b) None of the directors or managers, as applicable, officers, agents or employees of either the Company or any of its Subsidiaries or any of their respective Affiliates acting with, on behalf of, or for the benefit of, either the Company or any of its Subsidiaries has established, maintained or created any fund, asset or liability that has not been recorded in the books and records of either the Company or its Subsidiaries.

(c) Each of the Company and its Subsidiaries has established proper and adequate internal accounting controls which provide assurance that (i) transactions are executed with management’s authorization; (ii) transactions are recorded as necessary to permit preparation of the financial statements and to maintain accountability for its assets; (iii) access to its assets is permitted only in accordance with management’s authorization; (iv) the reporting of its assets is compared with existing assets at regular intervals; and (v) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection and/or valuation thereof on a current and timely basis.

(d) The Company is not aware of, nor has Company’s independent auditor notified the Company or its Subsidiaries of, and Company does not have any knowledge of, (i) any current material weakness or other deficiencies in the system of internal accounting controls utilized by Company or its Subsidiaries, other than as set forth in Schedule 2.6(d), (ii) any fraud, whether or not material, that involves management or other employees of the Company or its Subsidiaries who have a role in the preparation of financial statements or the internal accounting controls utilized by Company or its Subsidiaries or (iii) any claim or allegation regarding any of the foregoing.

2.7 No Undisclosed Liabilities.

(a) Neither the Company nor any of its Subsidiaries has any liabilities or obligations whatsoever, whether known or unknown, accrued, absolute, contingent, unliquidated or otherwise, and there is no basis for any such liability or obligation or any claim in respect thereof, other than:

(i) to the extent and for the amount reflected as a liability on the Balance Sheet;

(ii) liabilities or obligations incurred in the Ordinary Course of Business since the date of the Balance Sheet (none of which, individually or in the aggregate, are a material liability or will or may reasonably be expected to adversely affect the Company) that are not required to be set forth in a Schedule hereto;

(iii) obligations for performance (but not for breach) under Contracts; and

(iv) the other obligations and liabilities specifically disclosed on Schedule 2.7(a).

(b) “Ordinary Course of Business” means only the ordinary course of commercial operations customarily engaged in by such Person consistent with past practices, and specifically does not include (a) activity (i) involving the purchase or sale of such Person or any product line or business unit thereof, (ii) involving assumption, adoption, or modification of any Plan or (iii) that requires approval by the Board of Directors or Managers, as applicable, or the shareholders, members or other equity holders of such Person, or (b) the incurrence of any liability for any tort or any breach of, violation of, or default under, any Contract or Law.

2.8 Taxes. Except as set forth on Schedule 2.8:

(a) The Company and its Subsidiaries have filed, or caused to be filed, on a timely basis all Tax Returns required to be filed by each of them, and such Tax Returns are true, correct and complete in all material respects. Without limiting the foregoing, none of the Tax Returns contains any position that is, or would be, subject to penalties under section 6662 of the Code (or any corresponding provisions of state, local or non-U.S. Tax law). Neither the Company nor any Subsidiary of the Company has entered into any “listed transactions” as defined in Treasury Regulations section 1.6011-4(b)(2), and the Company and its Subsidiaries have properly disclosed all reportable transactions as required by Treasury Regulations section 1.6011-4, including filing Form 8886 with Tax Returns and with the Office of Tax Shelter Analysis.

(b) Schedule 2.8 lists all Tax Returns required to be filed by the Company and its Subsidiaries for periods up to the Closing Date (whether or not the period ends on such date) that have not been filed on or before the Closing Date. Neither the Company nor any of its Subsidiaries currently is the beneficiary of any extension of time within which to file any Tax Return.

(c) All Taxes due and owing by the Company or any Subsidiary of the Company (whether or not reflected on any Tax Return) have been timely and fully paid and there are no reasonable grounds for the assertion or assessment of additional Taxes against the Company or any of its Subsidiaries or any of their respective assets.

(d) The Company and its Subsidiaries have timely and properly withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder, or other Third Party, including, but not limited to, amounts required to be withheld under Sections 1441 and 1442 of the Code (or similar provisions of state, local or non-U.S. Law).

(e) Each of the Company and its Subsidiaries has either (i) filed or caused to be filed with the appropriate Governmental Authority all unclaimed property reports required to be filed and has remitted to the appropriate Governmental Authority all unclaimed property required to be remitted, or (ii) delivered or paid all unclaimed property to its original or proper recipient.

(f) The amount of accrued expense for Taxes on the Company’s consolidated balance sheet dated December 31, 2012, is adequate to pay Taxes for such period and, since such date through the Closing Date, the only Tax liability of the Company or its Subsidiaries has been or will have been incurred in the Ordinary Course of Business.

(g) There are no Liens for Taxes (other than for current Taxes not yet due and payable) upon any assets of the Company or any Subsidiary of the Company.

(h) Neither the Company nor any Subsidiary of the Company is a party to or bound by, or has any obligation under, any Tax indemnity, Tax sharing or Tax allocation agreement or arrangement or any other obligation to indemnify others with respect to Taxes that will be in effect after Closing.

(i) The Company (i) is not and never has been a member of an “affiliated group” within the meaning of Section 1504 of the Code and (ii) does not have any liability for the Taxes of any Person under Treasury Regulations section 1.1502-6 (or any similar provision of state, local or non-U.S. law) as a transferee or successor, by contract or otherwise.

(j) Neither the Company nor any Subsidiary of the Company is a party to or a partner in any joint venture, partnership or other arrangement or contract that could be treated as a partnership for federal Income Tax purposes.

(k) No claim has ever been made by a taxing authority in a jurisdiction where neither the Company nor any of its Subsidiaries files Tax Returns that it is or may be subject to taxation by that jurisdiction.

(l) No federal, state, local or non-U.S. Tax audits, actions, investigations, claims, assessments, or other administrative or judicial proceedings are pending or being conducted relating to Tax Returns or any liability in respect of Taxes of the Company or any Subsidiary of the Company.

(m) Neither the Company nor any Subsidiary of the Company has received from any federal, state, local or non-U.S. Tax authority (including jurisdictions where neither the Company nor any Subsidiary of the Company has filed a Tax Return) any (i) notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any Tax authority against the Company or any Subsidiary of the Company.

(n) None of the Company nor any of its Subsidiaries’ Tax Attributes are (or will be as a result of the Merger or the consummation of the transactions contemplated hereby) subject to any limitation, reduction or diminution in value. For purposes of this Agreement, “Tax Attributes” shall mean any net operating losses, net capital losses, investment tax credit, foreign tax credit, charitable deduction or any other credit or tax attribute that could be carried forward or back to reduce Taxes (including without limitation deductions and credits related to alternative minimum Taxes).

(o) Neither the Company nor any Subsidiary of the Company has waived any statutes of limitation in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(p) True, correct and complete copies of all Income Tax Returns, Tax examination reports and statements of deficiencies assessed against, or agreed to with respect to the Company or any Subsidiary of the Company with respect to the last three years with the Internal Revenue Service or any other Tax authority have been delivered or made available to Parent in the electronic data room at https://datasite.merrillcorp.com as of October 28, 2013 (the “Data Room”).

(q) Neither the Company nor any Subsidiary of the Company is a party to any agreement, contract, arrangement or plan that has resulted or could reasonably be expected to result, separately or in the aggregate, in a payment that would not be fully deductible as a result of Section 280G of the Code or any similar provision of state, local, or non-U.S. Law (determined without regard to Sections 280G(b)(4) or 280G(b)(5) of the Code).

(r) None of the assets of the Company or any Subsidiary of the Company has been financed with or directly or indirectly secures any debt the interest on which is tax-exempt under Section 103(a) of the Code. Neither the Company nor any Subsidiary of the Company is a borrower or guarantor of any outstanding industrial revenue bonds, and neither the Company nor any Subsidiary of the Company is a tenant, principal user or related person to any principal user (within the meaning of Section 144(a) of the Code) of any property that has been financed or improved with the proceeds of any industrial revenue bonds.

(s) None of the assets of the Company or any Subsidiary of the Company is “tax-exempt use property” within the meaning of Section 168(h) of the Code.

(t) Neither the Company nor any Subsidiary of the Company has a permanent establishment in any foreign country.

(u) The Company and its Subsidiaries are in compliance with all applicable transfer pricing laws and regulations (including Section 482 of the Code and its corresponding Treasury Regulations), including the maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology of the Company and its Subsidiaries.

(v) Neither the Company nor any Subsidiary of the Company has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

(w) Neither the Company nor any Subsidiary of the Company will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code executed on or prior to the Closing Date; (iii) installment sale or open transaction disposition made on or prior to the Closing Date; (iv) intercompany transaction or excess loss account described in Section 1502 of the Code and the Treasury Regulations thereunder (or any corresponding or similar provision of state, local or non-U.S. Law); (v) prepaid amount or advance payment received on or prior to the Closing Date; (vi) the application of Section 362(e) (or any corresponding or similar provision of federal, state, local or non-U.S. Law); or (vii) election under Section 108(i) of the Code.

(x) Since August 10, 1997, the Company has had in effect continuously a valid election to be taxable as an S corporation for federal and state law purposes. Neither the Company nor any Subsidiary has any “net unrealized built-in gains” within the meaning of Section 1374(d) of the Code, owns any assets acquired from a C corporation that are subject to Section 1374(d)(8) of the Code, or has any liability for federal Income Taxes (including any Taxes imposed under Section 1374 or 1375).

(y) Since January 28, 2005, the Company has had in effect continuously a valid election to treat its wholly owned subsidiary, Net Mango, Inc., as a qualified subchapter S subsidiary within the meaning of Section 1361(b)(3)(B) for federal and state law purposes.

(z) Neither the Company nor any of its Subsidiaries has an “overall foreign loss” within the meaning of Section 904 of the Code or a “dual consolidated loss” within the meaning of Treasury Regulations section 1.1503-2.

(aa) Schedule 2.8 lists all of the Subsidiaries for which the Company has made a valid election to treat as a disregarded entity within the meaning of Treasury Regulations section 301.7701-3.

(bb) Since April 1, 2009, Net Optics Exports, Inc. (the “IC-DISC”), has been an “interest-charge domestic international sales corporation” within the meaning of Section 991 of the Code and the Treasury Regulations thereunder.

(cc) As used in this Agreement, “Taxes” means all taxes, charges, fees, levies, or other like assessments, including without limitation, all federal, possession, state, city, county and non-U.S. (or governmental unit, agency, or political subdivision of any of the foregoing) income, profits, employment (including social security, unemployment insurance and employee income tax withholding), franchise, gross receipts, sales, use, transfer, license, stamp, occupation, real and personal property, unclaimed property, capital, severance, premium, windfall profits, customs, duties, ad valorem, recapture, value added and excise taxes, Pension Benefit Guaranty Corporation premiums and any other governmental charges of the same or similar nature; including any interest, penalty, or addition thereto, whether disputed or not, and including any obligations to pay Taxes of others, whether pursuant to Treasury Regulations section 1.1502-36, or any similar provision of state or local Law, as a transferee, successor, by contract, or otherwise. Any one of the foregoing shall be referred to sometimes as a “Tax.”

(dd) As used in this Agreement, “Tax Returns” means all returns, declarations, reports, estimates, claims for refund, information statements, statements of foreign bank and financial accounts, such as Form TDF 90-22.1, or any similar or successor reporting requirements, or returns relating to or required to be filed in connection with any Taxes, including any schedule or attachment thereto, and including any amendment thereof. Any one of the foregoing Tax Returns shall be referred to sometimes as a “Tax Return.”

(ee) As used in this Agreement, “Income Tax” means all Taxes based upon, measured by, or calculated with respect to (i) gross or net income or gross or net receipts or profits (including, but not limited to, any capital gains, minimum Taxes and any Taxes on items of Tax preference, but not including sales, use, goods and services, real or personal property transfer or other similar Taxes), (ii) multiple bases (including, but not limited to corporate franchise, doing business or occupation Taxes) if one or more of the bases upon which such Tax may be based upon, measured by, or calculated with respect to, is described in clause (i) above, (iii) withholding Taxes measured by, or calculated with respect to, any payments or distributions (other than wages).

2.9 Assets and Real Property.

(a) Except as set forth on Schedule 2.9(a)(i), the Company or one of its Subsidiaries is the sole owner of all right, title, and interest in and to all assets reflected as being owned by it on the Balance Sheet and all other assets and property, real and personal, tangible and intangible owned, held or used by it, other than (i) any property or assets leased to the Company or its Subsidiaries or (ii) Intellectual Property licensed to the Company or its Subsidiaries (collectively, the “Assets,” and, together with (A) all property or assets leased to the Company or its Subsidiaries and (B) Intellectual Property licensed to the Company or its Subsidiaries (the “Property”)), and, except as set forth on Schedule 2.9(a)(ii), there exists no restriction on the use or transfer of the Property. No Property is in the possession of others and neither the Company nor any of its Subsidiaries holds any property on consignment. The Company and its Subsidiaries have (i) good title to all of the Assets, free and clear of all Liens, and (ii) a valid leasehold or subleasehold interest in all of the leased Property or a valid license right to use all of the licensed Property, free and clear of all Liens. Upon the Closing, the Company and its Subsidiaries shall continue to be vested with good title to, or a valid leasehold interest or license right interest in, the Property. Set forth on Schedule 2.9(a)(iii) is a list of all fixed assets of the Company as of the end of the last completed calendar month prior to the date hereof and the end of the last completed calendar month prior to the Closing Date.

(b) All of the tangible Property has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear), and is suitable for the purposes for which it is presently used.

(c) Set forth on Schedule 2.9(c) is a legal description and municipal address for each parcel of real property owned by the Company (collectively, the “Owned Real Property”).

(d) Schedule 2.9(d)(i) contains a complete and accurate list of all real property interests leased or subleased by the Company or one of its Subsidiaries as tenant (collectively, the “Leased Real Property” and together with the Owned Real Property, the “Real Property”). Except as set forth in Schedule 2.9(d)(ii), the Company or its applicable Subsidiary holds a valid leasehold or subleasehold interest in the Leased Real Property, and each lease or sublease pursuant to which the Company or its Subsidiary leases or subleases such Leased Real Property as a tenant (the “Real Property Leases”) is enforceable against the Company and, to the Company’s knowledge, the applicable landlord(s), in accordance with its terms, except to the extent that such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, foreclosure and other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law). Schedule 2.9(d) contains a complete and accurate list of all Real Property Leases and identifies each landlord under the Real Property Leases which, to the Company’s knowledge, has been adjudged bankrupt or insolvent or there is entered against such landlord an order for relief in any bankruptcy or insolvency proceeding. None of the Company or any of its Subsidiaries (if applicable) or, to the Company’s knowledge, the applicable landlord is in default in the performance, observance or fulfillment of any obligation, covenant or condition contained in any Real Property Lease to which it is a party or bound, and no event caused by, relating to or affecting the Company or such Subsidiary or otherwise, has occurred that (with or without the giving of notice or lapse of time, or both) would constitute a default by the Company or its Subsidiary thereunder which may result in the termination or cancellation thereof, diminish the enforceability thereof, or otherwise contravene, conflict with or modify the terms and requirements of any of the Real Property Leases. The Real Property Leases are without modification (written or oral) except as set forth in Schedule 2.9(d), and true, accurate and complete copies of all documents comprising the same, with all supplements, amendments and exhibits thereto, have been delivered by the Company to Parent. There is no pending rent review in respect of any of the Real Property Leases. Each such Real Property Lease leasehold or subleasehold interest is valid, subsisting and in full force and effect. Except as set forth on Schedule 2.9(d), neither the Company nor any of its Subsidiaries (if applicable) has assigned, transferred or conveyed their interests in the Real Property Leases. Except as set forth on Schedule 2.9(d), each of the Real Property Leases may be assigned or otherwise transferred by the Company or its applicable Subsidiaries without the consent or other action of any other Person.

(e) Except as set forth on Schedule 2.9(e), neither the Company nor any Subsidiary of the Company leases or subleases any real property interests as landlord to any Third Party tenants or subtenants.

(f) Except as set forth in Schedule 2.9(f), (i) there are no leases, subleases, licenses, concessions or other agreements of the Company or any of its Subsidiaries, written or oral, granting to any person or entity the right to use or occupy any portion of the Real Property, and no person or entity (other than the Company or such Subsidiary) is in possession of any portion of the Real Property, (ii) neither the current use of the Real Property nor the operations of the Company or any such Subsidiary of the Company violates (A) any agreement of the Company or any of its Subsidiaries (whether of record or otherwise) or (B) any applicable Law or legal requirements, (iii) all water, gas, electrical, steam, compressed air, telecommunication, sanitary and storm sewage lines and other utilities and systems serving the Real Property are sufficient (including, without limitation, as to capacity) to enable the continued operation of the Real Property by the Company or such Subsidiary, as currently operated (and the Company or such Subsidiary has paid all initial tap fees, connection fees and the like) and as planned to be operated, and to Company’s knowledge all utility lines servicing the Real Property are located either within the boundaries of the Real Property, within lands dedicated to the public use, or within recorded easements for such purpose, (iv) all certificates of occupancy, permits, licenses, approvals and other authorizations required to be held by the Company or such Subsidiary in connection with the past and present operations of the Company or such Subsidiary on the Real Property have been lawfully issued to the Company or such Subsidiary and are, as of the date hereof, and will be, following the consummation of the transactions contemplated hereby, in full force and effect, (v) the Company and its Subsidiaries have not received any notice, order or proposal, nor are they aware of any, which would adversely affect the value or use or enjoyment of any Real Property or access to or from them, (vi) the Company and its Subsidiaries do not have any actual or contingent liability in respect of any land or buildings that have at any time been owned and/or occupied and/or used by the Company or any of its Subsidiaries but which are no longer owned, occupied or used by the Company or such Subsidiary, (vii) neither the Company nor any Subsidiary of the Company has given any guarantee or indemnity relating to the Real Property, (viii) to Company’s knowledge the improvements on or otherwise constituting the Real Property, and the related HVAC, plumbing, drainage, electrical and mechanical systems are in good operating condition and repair and conform to all Laws, (ix) neither the Company nor any of its Subsidiaries has any knowledge or notice of any existing or intended use of any adjacent or nearby real property which would adversely affect the value or use of the Real Property, (x) there is no pending eminent domain proceeding that would result in the taking of all or any material part of any of the Real Property, and (xi) from and after December 31, 2012 to and including the date of this Agreement, there have been no casualty losses exceeding $50,000, in the aggregate, affecting the Real Property.

2.10 Necessary Property. The Property constitutes all property and property rights now used or necessary for the conduct of the Company and its Subsidiaries’ business in the manner and to the extent presently conducted by the Company and its Subsidiaries and as planned to be conducted. There exists no condition, restriction or reservation affecting the title to or utility of the Property or that would prevent the Company or any of its Subsidiaries from enforcing its rights with respect to its Property after the Merger to the same full extent that the Company or such Subsidiary might continue to do so if the Merger contemplated hereby did not take place.

2.11 Accounts Receivable; Inventories.

(a) Set forth on Schedule 2.11(a) are a list of all the accounts receivable of the Company and its Subsidiaries and an aging schedule relating thereto, each as of the end of the last completed calendar month prior to the date hereof and as of the end of the last completed calendar month prior to the Closing Date. Such accounts receivable and any accounts receivable arising between such date and the Closing Date (collectively, the “Accounts Receivable”), are valid and subsisting, and except as set forth on Schedule 2.11(a), all such Accounts Receivable arose in the Ordinary Course of Business. Except to the extent of the allowance for doubtful accounts on the Balance Sheet, the Accounts Receivable are fully collectible and no Account Receivable is subject to any counterclaim, set-off, defense, security interest, claim, or other encumbrance. No agreement for deduction, free goods, discount or other deferred price or quantity adjustment has been made with respect to any Account Receivable except as set forth on Schedule 2.11(a). The Company and its Subsidiaries have not invoiced or otherwise charged any of its respective customers for amounts in excess of the amounts that such customer had theretofore agreed to pay for the goods and services provided to it by the Company or its Subsidiaries.

(b) The inventories of the Company and/or its Subsidiaries are of a quality and quantity useable and saleable in the Ordinary Course of Business, subject to appropriate and adequate allowances reflected on the Financial Statements for obsolete, excess, slow-moving, lower of cost or market and other reserves required under GAAP. Such allowances have been calculated in accordance with GAAP and in a manner consistent with the past practice of the Company. None of the inventory of the Company or any of its Subsidiaries is held on consignment, or otherwise, by third parties. Set forth on Schedule 2.11(b) is a list (including location) of all the inventories and demonstration equipment of the Company and its Subsidiaries, each as of the end of the last completed calendar month prior to the date hereof and the end of the last completed calendar month prior to the Closing Date.

2.12 Contracts and Commitments.

(a) Except as set forth on Schedules 2.12(a)(i)-(xix) and as disclosed on Schedule 2.14(c) the Company and its Subsidiaries are not a party to or otherwise obligated under any of the following, whether written or oral:

(i) Any contract, agreement or purchase order providing for the sale of products, the provision of services or warranty liability (A) in excess of $100,000, in any such case, by the Company or any of its Subsidiaries to any other person or entity or (B) otherwise pursuant to which the Company or any of its Subsidiaries has accepted the terms and conditions of the other party thereto;

(ii) Any single contract or purchase order providing for an expenditure by the Company or any of its Subsidiaries in excess of $100,000 or any contracts or purchase orders with the same or affiliated vendor(s) providing for an expenditure by the Company or any of its Subsidiaries in excess of $100,000;

(iii) Any contract providing for an expenditure by the Company or any of its Subsidiaries for the purchase, lease or sale of any real property;

(iv) Any contract, bid or offer to sell products or to provide services to third parties which (A) the Company or any of the Company’s Subsidiaries knows or has reason to believe is at a price which would result in a net loss to the Company or any of the Company’s Subsidiaries on the sale of such products or provision of such services, (B) contains terms or conditions which the Company or any of the Company’s Subsidiaries cannot reasonably expect the Company or its Subsidiaries to satisfy or fulfill in whole or in part, or (C) to the extent not provided in the Data Room, (1) would permit such a Third Party to seek or recover consequential damages, (2) does not contain a cap on damages or (3) provides for liquidated damages;

(v) Any purchase commitment for materials, supplies, component parts or other items or services in excess of the normal, ordinary, usual and current requirements of the Company or any of its Subsidiaries or at a price in excess of the current reasonable market price (A) at the time of such commitment or (B) at the time of expected delivery of such materials, supplies, component parts or other items or services;

(vi) Any contract pursuant to which the Company or any of its Subsidiaries is the lessee or sublessee of, or holds or operates, any tangible personal property owned or leased by any other Person or entity (other than leases of personal property leased in the Ordinary Course of Business with annual lease payments no greater than $50,000);

(vii) Any contract pursuant to which the Company or any of its Subsidiaries is the lessor, sublessor or lessee of, or permits any Third Party to operate, any real or personal property owned or leased by any Shareholder or an officer or employee of the Company or any of its Subsidiaries or any Affiliate thereof;

(viii) Any revocable or irrevocable power of attorney granted to any Person for any purpose whatsoever;

(ix) Any loan agreement, indenture, promissory note, conditional sales agreement, mortgage, security agreement, pledge, letter of credit arrangement, guarantee, endorsement, foreign exchange contract, commodity contract, interest rate or other derivative contract, accommodation or other similar type of contract or agreement, and in any event, including each instrument, contract or agreement evidencing or relating to Indebtedness (together, in each applicable case, with the outstanding principal balance thereof, accrued but unpaid interest thereon, prepayment penalties associated therewith and total payoff amount as of the payoff date specified thereon);

(x) Any assumption, surety, guarantee, indemnity or other similar type contract or agreement or guaranteeing the obligations of or indemnifying another Person;

(xi) Any arrangement or other agreement which involves (A) a sharing of profits, (B) future payments of $150,000 or more per annum to other persons, or (C) any joint venture, partnership or similar contract or arrangement.

(xii) Any sales agency, sales representation, consulting, distributorship or franchise agreement that is not terminable in 30 days or less without cost or penalty;

(xiii) Any contract (A) prohibiting competition by the Company or any of the Company’s Subsidiaries, (B) prohibiting the Company or any of its Subsidiaries or their employees from freely engaging in any business anywhere in the world, or (C) prohibiting the disclosure of trade secrets or other confidential or proprietary information (in the case of (C), other than nondisclosure agreements or nondisclosure provisions entered into in the Ordinary Course of Business);

(xiv) Any contract or commitment not made in the Ordinary Course of Business;

(xv) Any contract pursuant to which the Company or any of its Subsidiaries has entered into or has agreed to enter into any hedging or similar transactions;

(xvi) Any contract pursuant to which the Company or any of its Subsidiaries has acquired or disposed of or has agreed to acquire or dispose of any securities or any business or product line or the like;

(xvii) Any license, sublicense, assignment or agreement that is included in or related to the Company Intellectual Property other than nondisclosure agreements entered into in the Ordinary Course of Business;

(xviii) Any contract which does not specifically provide for a limitation on the liability of the Company or any of its Subsidiaries which has not been provided in the Data Room; and

(xix) Any other contract or commitment which is not cancelable without penalty on 30 days’ notice or less and which is not specifically described on any other Schedule to this Agreement or which was not provided in the Data Room.

2.13 Validity of Contracts. Each written or oral contract, agreement, commitment, license, lease, indenture, or evidence of Indebtedness to which the Company or one or more of its Subsidiaries is a party or is otherwise obligated (individually, a “Contract” and collectively, the “Contracts”) is a valid, binding and enforceable obligation of the Company or one or more of its Subsidiaries and, to Company’s knowledge, the other parties thereto in accordance with its terms and conditions. Neither the Company nor any Subsidiary of the Company nor, to the knowledge of the Company, any other party to any of the Contracts is in default under or in material violation of such Contract, including any provision therein related to (i) most favored customers or (ii) letter of credit or performance bond obligations therein, and there are no disputes pending or threatened with regard to any Contract. Except as set forth on Schedule 2.13, no event has occurred which, with the passage of time or the giving of notice, or both, would constitute, and neither the execution of this Agreement nor the Closing hereunder do or will constitute or result in, a material default under or a material violation of any Contract by the Company, any of its Subsidiaries, or, to the Company’s knowledge, any other party to such Contract or would cause the acceleration of any obligation of any party thereto or the creation of a Lien upon any Property or any of the equity interests of the Company or any of its Subsidiaries, or, would require any consent thereunder. The Company has delivered to Parent a true, complete and accurate copy of each written Contract required to be disclosed on Schedule 2.12(a) or Schedule 2.14(c) and a true, complete and accurate written description of each oral Contract required to be disclosed on Schedule 2.12(a) or Schedule 2.14(c), and none of such Contracts has been modified or amended in any respect, except as reflected in such disclosure to Parent. All work for each Contract which has been fully invoiced (i.e., the aggregate amount of invoices with respect to each such Contract equals or exceeds the total contract price) has been fully and completely performed in accordance with the Contract specifications with respect to the required scope of work

2.14 Intellectual Property.

(a) For purposes of this Agreement, the following terms shall have the identified meanings:

(i) “Intellectual Property” means: intellectual property of any type throughout the world, including, but not limited to: (i) patents, patent applications and statutory invention registrations, including, but not limited to, continuations, continuations-in-part, divisions, provisionals, non-provisionals, reexaminations, reissues and extensions, (ii) trademarks, service marks, trade names, brand names, logos and corporate names, slogans and other indicia of source of origin, whether or not registered, including all common law rights thereto and all goodwill associated therewith, and registrations and applications for registration thereof, (iii) tangible works of authorship, copyrights, whether registered or unregistered, and registrations and applications for registration thereof, (iv) trade secrets, confidential information and know-how, (v) domain names, (vi) rights of publicity and privacy, rights to personal information and moral rights, (vii) shop rights, (viii) inventions (whether patentable or unpatentable), invention disclosures, mask works, industrial design rights, discoveries, ideas, developments, data, Software, confidential or proprietary technical, business and other information, including, but not limited to processes, techniques, methods, formulae, designs, algorithms, prospect lists, customer lists, projections, analyses, and market studies, and all rights therein and thereto, (ix) all rights pertaining to any of the foregoing arising under international treaties and convention rights, (x) the right and power to assert, defend and recover title to any of the foregoing, and (xi) all rights to assert, defend and recover for any past, present and future infringement, misuse, misappropriation, impairment, unauthorized use or other violation of any of the foregoing; and (xii) all administrative rights arising from the foregoing, including the right to prosecute applications and oppose, interfere with or challenge the applications of others, the rights to obtain renewals, continuations, divisions, and extensions of legal protection pertaining to any of the foregoing.

(ii) “Company Intellectual Property” means all Intellectual Property that is owned, or purported to be owned, in whole or in part, by the Company or any of its Subsidiaries.

(iii) “Company Manufacturing Tools” means methods of manufacture, process engineering, know-how, schematics, trade secrets, methods, algorithms, machine settings and Software developed by or for the Company or its Subsidiaries used in the Ordinary Course of Business.

(iv) “Company Software” means all Software that (i) is material to the operation of the Company and its Subsidiaries, (ii) is distributed, sold, licensed, marketed or otherwise provided to third parties by the Company or any of its Subsidiaries, (iii) is used or held for use by the Company or any of its Subsidiaries in connection with its work for customers or its products or services, and/or (iv) is one of Company Manufacturing Tools.

(v) “Owned Software” means all Company Software that is owned or purported to be owned by the Company or any Subsidiary of the Company.

(vi) “Public Software” means any Software that is licensed or distributed on terms and conditions that (i) require the licensing or distribution of source code to licensees, (ii) prohibit or limit the receipt of consideration in connection with sublicensing or distributing any Software, (iii) require the Company to allow any Person to decompile, disassemble or otherwise reverse-engineer any Software, or (iv) require the licensing of any Software to any other Person for the purpose of making derivative works. For the avoidance of doubt, “Public Software” includes, without limitation, Software licensed or distributed under any of the following licenses or distribution models (or licenses or distribution models similar thereto): (i) the GNU General Public License (GPL) or Lesser/Library GPL (LGPL); (ii) the Artistic License (e.g., PERL); (iii) the Mozilla Public License; (iv) the BSD License; (v) the Sun Community Source License (SCSL); (vi) the Sun Industry Standards License (SISL); (vii) the Sleepycat License; (viii) Red Hat Linux; (ix) the Apache License; and (x) any other license or distribution model that complies with the Open Source Definition of the Open Source Initiative as set forth on www.opensource.org.

(vii) “Software” means all computer software, firmware, programs, and data, in any form, including without limitation, source code, object code, development tools, library functions, compilers, code for Internet websites, web content and links, all versions, updates, corrections, enhancements, replacements, and modifications thereof, and all documentation related thereto.

(b) Schedule 2.14(b)(i) contains a true, complete and accurate list of each of the following items of Company Intellectual Property: patents and patent applications, trademarks, service marks, trade names, corporate names, whether or not registered, and the registrations of and applications for registration of the foregoing; registered copyrights and applications for copyright registration; registered industrial designs; and domain names (such items required to be listed, referred to herein as “Scheduled Company Intellectual Property”). Schedule 2.14(b)(i) accurately summarizes the following for each item of Scheduled Company Intellectual Property, as applicable: patent number, application number, registration number, filing date, date of issuance, applicant, mark or name, owner(s), country of origin, and the next maintenance fee and other administrative obligations required to maintain or prosecute such Intellectual Property. Schedule 2.14(b)(ii) contains a true, complete and accurate list of each material Software application (indicating current version number) included in the Owned Software.

(c) Schedule 2.14(c) contains a list of all written and material oral agreements relating to Intellectual Property or Software (including Company Software and any other Software used in the Ordinary Course of Business, other than software licenses for generally available off-the-shelf desktop software or system development tools (such as the Microsoft Office applications or other word processing, spreadsheet, desktop operating system or e-mail software)) to which the Company or a Subsidiary of the Company is a party or is otherwise obligated, including without limitation any agreement by which the Company or such Subsidiary (i)(A) licensed any Person under any Company Intellectual Property or sublicensed any Person under any Intellectual Property owned by another Person (such agreement, a “Company Intellectual Property License”); (B) is licensed under any Intellectual Property owned by another Person (such agreement, a “Third Party Intellectual Property License”); (C) uses, owns, assigned or is assigned any right or interest in, settled any dispute, or released or was released from any claim pertaining to, any Intellectual Property; (D) is restricted in or obligated with respect to, or has restricted or obligated another with respect to, the disclosure, use, development, enforcement, prosecution, maintenance, transfer, licensing or other exploitation of any Intellectual Property; (E) granted or was the beneficiary of a covenant not to sue or other restrictive covenant or agreement with respect to Intellectual Property; or (F) has other than in the Ordinary Course of Business consistent with statutory provisions governing the sale of goods, given, obtained or permitted the disclaimer of a warranty, indemnity or hold harmless obligation with respect to any Intellectual Property, or (ii) is obligated or committed, or has obtained an obligation or commitment from any Person, to enter into an agreement pertaining to any of the categories set forth in subpart (i), (each such agreement described in this Section 2.14(c), a “Company Intellectual Property Agreement”).

(d) Except as described in Schedule 2.14(d), the Company and its Subsidiaries have good, valid and legal title to, and are the sole and exclusive owner of all right, title and interest in and to, Company Intellectual Property, free and clear of all Liens (other than restrictions on Company Intellectual Property that are set forth in the terms and conditions of Company Intellectual Property Agreements listed in Schedule 2.14(c)). The Company and its Subsidiaries have the right to use and otherwise exploit, in the manner currently used or exploited, by the Company and its Subsidiaries, Company Manufacturing Tools, Company Software and all other Intellectual Property used or exploited by the Company and its Subsidiaries that is material to the operation of the business of the Company and its Subsidiaries, and Parent and the Surviving Company shall continue to have such rights after the Closing.

(e) Each Intellectual Property right included within the Company Intellectual Property is valid and enforceable, and there is no pending action or claim or allegation asserting the invalidity or unenforceability of any Intellectual Property right included within the Company Intellectual Property. In no instance has copyright protection in the Company Software been dedicated to the public domain or become subject to an obligation for the Company to grant a license to, or to disclose source code to, any Third Party without the Company’s consent (other than transfer, assignment or sublicense rights granted to any licensee of the Company in an express provision of a written license agreement between the Company and such licensee).

(f) The Company Intellectual Property and Third Party Intellectual Property Licenses include all rights in Intellectual Property used or exploited in or necessary for the operations or conduct of the business of the Company and its Subsidiaries (as such operations are currently conducted or proposed to be conducted as reflected in a written product development plan or roadmap).

(g) No Company Intellectual Property or Owned Software is subject to any Order that restricts, impairs or otherwise imposes any obligation with respect to the validity, enforceability, disclosure, use, enforcement, prosecution, maintenance, transfer, licensing or other exploitation of, or that otherwise relates to or affects Company Intellectual Property or Owned Software.

(h) Neither the Company nor any of its Subsidiaries has infringed, misappropriated or otherwise violated, and does not infringe, misappropriate or otherwise violate, any Intellectual Property of any person, whether directly, as a contributory infringer, through inducement or otherwise. None of (i) the products and services offered by or on behalf of or through the Company and each Subsidiary of the Company (whether by sale, license or otherwise), (ii) the processes or business methods used by or at the direction of the Company and each Subsidiary of the Company, or (iii) the operation of the business of the Company and its Subsidiaries, has infringed, misappropriated or otherwise violated, and does not infringe, misappropriate or otherwise violate or conflict with, any Intellectual Property or other rights of any Person. There has not been any unauthorized disclosure of any Third Party Intellectual Property by the Company and its Subsidiaries, or by any employees or officers of the Company and its Subsidiaries. The use of the Company Intellectual Property or Company Software by the Company and its Subsidiaries does not conflict with any rights of any Person.

(i) Except as described in Schedule 2.14(i), to the Company’s knowledge, there is not and has not been any unauthorized use, exploitation or disclosure, infringement, misappropriation or other violation of any Company Intellectual Property by any Person.

(j) Except as described in Schedule 2.14(j) there has been no Action filed, or to the Company’s knowledge, any claim threatened, against the Company or any Subsidiary of the Company (and neither the Company nor any Subsidiary of the Company has been a party to any Action including such a claim), and neither the Company nor any Subsidiary of the Company has received notice of any such claim or other communication: (i) asserting the invalidity, misuse or unenforceability of any Company Intellectual Property, (ii) asserting the infringement, misappropriation or other violation of any Third Party Intellectual Property, (iii) challenging the Company or any Subsidiary of the Company’s ownership of or rights to use, license or otherwise exploit any Intellectual Property, (iv) asserting that the Company or any

Subsidiary of the Company has engaged in unfair competition, false advertising or other unfair business practices, (v) offering a written ‘invitation to license’ as a means to avoid infringement or potential infringement of any Intellectual Property, or (vi) otherwise asserting claims or allegations asserting the misappropriation, violation or infringement of Third Party Intellectual Property, that would, if established, affect the Company’s rights in the Company Intellectual Property, Company Intellectual Property Agreements, or the ability of the Company and its Subsidiaries to carry out the business of the Company and its Subsidiaries in the future without infringing, misappropriating or violating the Intellectual Property of any Person. There has been no claim made by the Company or any Subsidiary of the Company (and neither the Company nor any Subsidiary of the Company has been a party to any Action including such a claim), and neither the Company nor any Subsidiary of the Company has provided notice of any such claim or other communication: (i) asserting the invalidity, misuse or unenforceability of any Intellectual Property; (ii) asserting the infringement, misappropriation or other violation of any Intellectual Property; (iii) challenging any Person’s ownership of or rights to use, license or otherwise exploit any Intellectual Property; (iv) asserting that any Person has engaged in unfair competition, false advertising or other unfair business practices; (v) offering a written ‘invitation to license’ as a means to avoid infringement or potential infringement of any Intellectual Property; or (vi) otherwise asserting claims or allegations asserting the misappropriation, violation or infringement of any Intellectual Property. There is no proceeding or action before any court or tribunal (including the United States Patent and Trademark Office or equivalent authority anywhere in the world) related to any Scheduled Company Intellectual Property other than prosecution proceedings entered into in the Ordinary Course of Business with the applicable issuing or granting authorities.

(k) Except as set forth in Schedule 2.14(k), the Company and its Subsidiaries have taken all actions reasonably necessary to maintain and protect Company Intellectual Property, including without limitation, (i) paying all application, examination, registration, issue, renewal and maintenance fees that have become due, (ii) filing all necessary documents and certificates including statements of use with the relevant patent, copyright, trademark or other authorities, (iii) recording documents of title and releases of security interests required to perfect rights in Company Intellectual Property, (iv) marking its products to indicate ownership of Intellectual Property embodied in such products and to preserve the right to seek and obtain damages for the violation of such Intellectual Property, and (v) exercising reasonable care, including taking all reasonable steps, to protect the Company’s and its Subsidiaries’ rights in confidential information and trade secrets and to protect the confidential information and trade secrets of others who have provided such confidential information and trade secrets to the Company and its Subsidiaries in confidence, including entering into written agreements with (or, with regard to employees, establishing binding policies) all Persons who receive any confidential or trade secret information restricting the disclosure of such information or material to any Third Party and preventing the improper or unauthorized use of such information or material. There has been no security breach to the physical or virtual assets or premises of the Company or any Subsidiaries resulting in unauthorized access to, the Company’s or its Subsidiaries’ proprietary data or Owned Software. There has been no violation of any security policy regarding, and no unauthorized access to, the Company and its Subsidiaries’ proprietary data or Company Software.

(l) The Company’s and its Subsidiaries’ current and former employees, officers and independent contractors and consultants who have created any Intellectual Property for the Company (including without limitation any Intellectual Property incorporated in Company Software) have assigned ownership of such Intellectual Property to the Company and its Subsidiaries through a Company Intellectual Property Agreement and entered into agreements with the Company or a Subsidiary preventing them from disclosing confidential information to any Third Party or making any improper use of confidential information.

(m) None of the Company Intellectual Property was developed by or on behalf of, pursuant to a Contract with, or using grants or any other subsidies of, any governmental or public entity or authority, university, corporate sponsor or other Third Party, except as disclosed on Schedule 2.14(m).

(n) Except as described in Schedule 2.14(n) the consummation of the transaction contemplated by this Agreement will not alter, impair or extinguish any of the Company Intellectual Property or rights or obligations under any Company Intellectual Property Agreement.

(o) Except as set forth on Schedule 2.14(o), none of the Owned Software or any other Company Software included in any product of the Company or any Subsidiary: (i) incorporates any Public Software, or is subject to any license or other contractual obligation, in either case that (A) requires the Company or any Subsidiary of the Company to divulge to any Person any source code or trade secret that is part of Owned Software, (B) requires the Company or any Subsidiary of the Company to license a Third Party to create any derivative work based on Owned Software or any part thereof, or (C) requires the Company or any Subsidiary of the Company to license a Third Party to distribute or redistribute Owned Software or any part thereof at no charge; or (ii) contains any time bomb, virus, worm, Trojan horse, back door, drop dead device, or any other Software that would interfere with its normal operation, would allow circumvention of security controls, or is intended to cause damage to hardware, Software or data. The Company has delivered to consultants engaged by Parent, for analysis and reporting to Parent, a true, complete and accurate copy of the source code for all Owned Software and all Company Software, in each case for which disclosure is required on Schedule 2.14(o), and none of such Owned Software or Company Software has been modified in any respect after delivery thereof that would cause such Owned Software or Company Software to fall within the scope of clauses (i) or (ii) above.

(p) The Company and its Subsidiaries own or have the right to exploit, and after Closing will continue to own or have the right to exploit, each item of Company Software in the same manner and to the same extent as it was used prior to the Closing, and, with regard to Company Manufacturing Tools, exploit in any manner, subject only to the terms of any Third Party Intellectual Property License listed in Schedule 2.14(c), including, without limitation, the uninterrupted right to continue to distribute after the Closing all Software embedded in or otherwise distributed with or distributed for use in connection with products and services distributed in the Ordinary Course of Business. Company Software constitutes all Software necessary to conduct the business and operations of the Company and its Subsidiaries as currently conducted and reasonably anticipated to be conducted following the Closing.

(q) All Company Manufacturing Tools and Company Software (i) is in the possession, custody and control of the Company and its Subsidiaries, along with all hardware and software tools, documentation, and other materials necessary to exploit Company Manufacturing Tools and Company Software in the Ordinary Course of Business, and such Company Manufacturing Tools and Company Software and related tools and materials will remain so immediately after the Closing, (ii) has been catalogued and documented as reasonably necessary to enable competently skilled programmers and engineers to use, update and enhance such items by readily using the existing source code, engineering drawings, machine settings and documentation and (iii) is stored in electronic form and hard copy form, with up-to-date appropriately catalogued versions, in at least two separate geographical locations for effective disaster recovery. No Company Software in source code form has been provided to employees or contractors of the Company or any of its Subsidiaries except on a need-to-know basis. The Owned Software has not been presented or disclosed in source code form to any Third Party (including without limitation, employees and officers of the Company and its Subsidiaries) except under written confidentiality agreements or written source code escrow agreements listed in Schedule 2.14(c).

(r) Except as set forth in Schedule 2.14(r), the Company and its Subsidiaries are not obligated to support or maintain any of Company Software except pursuant to agreements that will terminate by their terms or are terminable at will by the Company or its Subsidiaries (and other than for cause) on a periodic basis and that provide for periodic payments to the Company and its Subsidiaries for such services.

(s) Except as set forth in Schedule 2.14(s), Company Software is free of material defects and errors, and functions in substantial conformity with documentation therefor.

(t) Neither the Company nor any Subsidiary of the Company has undertaken any commitment to (i) contribute any Company Intellectual Property to the public domain, (ii) the royalty-free and unrestricted use of any Company Intellectual Property by any trade group or association, or (iii) any restrictions on the terms under which any Company Intellectual Property may be licensed, including, without limitation, any commitment or obligation arising from participation by the Company or any Subsidiary of the Company in any standards-setting activities or any standards-setting organizations.

(u) Except as set forth on Schedule 2.14(u), the Company and its Subsidiaries do not use, rely on or contract with any Person to provide services bureau, outsourcing or other computer processing services, nor has the Company or its Subsidiaries entered into any contract for any person to develop any Computer Software. The Company and its Subsidiaries provide no such services to others.

(v) The Company and each Subsidiary of the Company maintains policies and procedures regarding data security and privacy that are commercially reasonable and, in any event, in compliance with all their obligations under applicable Law. The Company, and each Subsidiary having its own information technology systems, has operational business continuity plans addressing the possibility of disruption of its respective information technology systems. There has been no security breach relating to, violation of any security policy regarding, or unauthorized access or unauthorized use of, any data in the possession, custody or control of the Company or any Subsidiary of the Company that contains the personally identifiable information of natural persons. The use and dissemination of any and all data and information concerning individuals by the Company and its Subsidiaries is in compliance with all applicable privacy policies, terms of use, customer agreements and Law. Except as described in Schedule 2.14(v), the transactions contemplated to be consummated hereunder as of the Closing will not violate any privacy policy, terms of use, customer agreements or Law relating to the use, dissemination, or transfer of any such data or information.

2.15 Litigation. Except as set forth on Schedule 2.15, (a) there is no, and there has not been since January 1, 2010 any suit, claim, litigation, proceeding (administrative, judicial, or in arbitration, mediation or alternative dispute resolution), Governmental Authority or grand jury investigation, or other action (any of the foregoing, “Action”) pending or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries or involving the Company’s or any of its Subsidiaries’ business, any of the Property or Company Intellectual Property, or, in connection with their businesses, any of the Shareholders, directors, officers, agents, or other personnel of the Company or any of its Subsidiaries, including without limitation any Action challenging, enjoining, or preventing this Agreement or the consummation of the transactions contemplated hereby; (b) neither the Company nor any of its Subsidiaries is or has been subject to any judgment, order, writ, injunction, or decree of any court or other Governmental Authority (“Order”) other than Orders of general applicability; and (c) neither the Company nor any of its Subsidiaries has been, or to Company’s knowledge, has been threatened to be, a party or subject to any Action or Order relating to personal injury, death, or property or economic damage arising from products or services of the Company or any of its Subsidiaries.

2.16 Insurance.

(a) Set forth on Schedule 2.16 is a list of all insurance policies and bonds currently in force covering or relating to the properties, operations or personnel of the Company and its Subsidiaries and, with respect to insurance policies covering product liability and similar occurrence based risks, in force at any time since January 1, 2010 and a detailed list of all claims filed by the Company with any insurance carrier since January 1, 2010. Such schedule clearly indicates (i) which of such policies are claims made and which of such policies are occurrence based, (ii) the deductibles of each such policy and the amount which have been applied to such deductibles in the current policy period and (iii) the aggregate amount available under each such policy. All of such insurance policies are in full force and effect (with respect to the applicable coverage periods), and neither the Company nor any of its Subsidiaries is in default with respect to any of its obligations under any of such insurance policies.

(b) The Company and its Subsidiaries have at all times maintained insurance as required by Law or under any Contract to which the Company or such Subsidiary is or has been a party, including, without limitation, comprehensive general liability, products liability and unemployment and workers’ compensation coverage. Such insurance insures the Property against all ordinary, insurable risks to the full replacement cost thereof.

2.17 Absence of Certain Changes. Since December 31, 2012, except as set forth on Schedule 2.17 hereto, there has not been:

(a) Any material adverse change in the business, condition, prospects, financial or otherwise, or operations of the Company or its Subsidiaries, or the condition of the Property, and no such change will arise with respect to the Company or its Subsidiaries as a result of the consummation of the transactions contemplated hereby;

(b) Any declaration, setting aside, or payment of any dividend or any distribution (in cash or in kind) to any Person with respect to any securities of the Company or its Subsidiaries, or any direct or indirect redemption, purchase, or other acquisition by the Company or any of its Subsidiaries of any of their securities, other than cash distributions in the Ordinary Course of Business for purposes of paying Shareholder Taxes;

(c) Any increase in compensation or other remuneration payable to or for the benefit of or committed to be paid to or for the benefit of any equity holder, director, officer, agent, or employee of the Company or any of its Subsidiaries, or in any benefits granted under any Plan with or for the benefit of any such equity holder, director, officer, agent, or employee (other than increases in wages, salaries or equity grants required under existing Contracts listed on Schedule 2.12(a) or otherwise made in the Ordinary Course of Business to employees);

(d) Any transaction entered into or carried out by the Company or any of its Subsidiaries other than in the Ordinary Course of Business;

(e) Any borrowing or incurrence of any other Indebtedness (other than the creation of accounts payable in the Ordinary Course of Business), contingent or otherwise, by or on behalf of the Company or any of its Subsidiaries (it being understood that the foregoing is not intended to describe obligations of the Company or its Subsidiaries under Contracts to sell products to others);

(f) Any material modification or termination of any Contract disclosed on Schedule 2.12(a) or Schedule 2.14(c) or any term thereof which is not included on such schedule, or any modification or termination of any Governmental Authority license, permit or other authorization issued to the Company or any of its Subsidiaries;

(g) Any purchase by the Company or any of its Subsidiaries of capital assets except in the Ordinary Course of Business or of any interests in real property or any lease arrangement (whether as a lessor or lessee or sublessor or sublessee) entered into by the Company or any of its Subsidiaries with respect to real property not listed on Schedules 2.9(c) and 2.9(d)(i);

(h) Any abandonment or lapse of Intellectual Property that was or is owned by the Company or any of its Subsidiaries, or any grant of a license, release or covenant not-to-sue with respect to any Company Intellectual Property other than non-exclusive licenses granted in the Ordinary Course of Business or licenses listed on Schedule 2.14(c) ;

(i) Any acquisition of or investment in (by merger, exchange, consolidation, purchase or otherwise) any corporation or partnership or interest in any business organization or entity;

(j) Any acquisition of any assets (other than interests in real property disclosed pursuant to subsection (g) above and other than acquisitions of inventory in the Ordinary Course of Business),whether through capital spending or otherwise, for an amount in excess of $100,000 on an individual basis or for an amount in excess of $200,000 on an aggregate basis;

(k) Any waiver by the Company or any of its Subsidiaries of any claims or rights that involve amounts individually or in the aggregate in excess of $75,000;

(l) Any disclosure by the Company or any of its Subsidiaries of any confidential or proprietary information to any person or entity other than to Parent and Parent’s representatives, agents, attorneys and accountants or the respective employees of the Company in the Ordinary Course of Business and pursuant to a nondisclosure agreement;

(m) Any charitable contribution or commitment by the Company or any of its Subsidiaries in an amount in excess of $10,000, or any such contributions or commitments in an amount in excess of $50,000 on an aggregate basis;

(n) Any material change in the conduct of the Company’s business or the business of any of its Subsidiaries, or any material change in their respective methods of purchase, sale, lease, management, marketing, promotion or operation, or any delay or postponement by the Company or any of its Subsidiaries of the payment of accounts payable or other liabilities by the Company or any of its Subsidiaries, or any acceleration or delay in the collection of notes or accounts receivable of the Company or any of its Subsidiaries in advance of or beyond the dates when the same would have been collected in the Ordinary Course of Business consistent with past practice, or any acceleration or delay in the shipment of any products of the Company or any of its Subsidiaries in advance of or beyond the dates when the same would have been shipped in the Ordinary Course of Business consistent with past practice;

(o) Any change in any method of accounting or accounting policies of the Company or any of its Subsidiaries, other than those required by GAAP, or any write-down in the accounts receivable or inventories of the Company or any of its Subsidiaries;

(p) Any action taken by the Company or by another person on behalf of the Company that will or may reasonably be expected to cause or constitute a breach of any provision of this Agreement;

(q) Any change in Tax elections;

(r) Any amendment of any Tax Return relating to the Company or any of its Subsidiaries;

(s) Any settlement, compromise or resolution with respect to any Tax controversy;

(t) Surrender of any Tax claim, audit or assessment;

(u) Surrender of any right to claim a Tax refund, offset or other reduction in Tax liability surrendered of the Company or any of its Subsidiaries;

(v) Any closing agreement or similar agreements with respect to any Tax;

(w) Any consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment;

(x) Any action or failure to take action if such action or omission would have the effect of increasing the Tax liability or reducing any Tax asset of the Company or its Subsidiaries;

(y) Any change in any accounting method that is inconsistent with elections made, positions taken or methods used in preparing or filing any Tax Returns;

(z) Any grant of a Lien with respect to the equity interests or the assets of the Company or any of its Subsidiaries; or

(aa) Any binding commitment or agreement by any of the Shareholders, the Company, or any of its Subsidiaries to do any of the foregoing items (b) through (x).

2.18 No Breach of Law or Governing Document; Licenses and Permits.

(a) Neither the Company nor any of its Subsidiaries are or, since January 1, 2010 have been, in default under or in breach or violation of any applicable statute, law, treaty, convention, ordinance, decree, order, judgment, injunction, rule, directive, technical standard or regulation of any Governmental Authority (“Law”) or the provisions of any Governmental Authority permit, franchise, or license, or any provision of its organizational documents. Neither the Company nor any of its Subsidiaries has received any notice alleging such default, breach or violation. None of the execution of this Agreement, the Merger, or the Closing does or will constitute or result in any such default, breach or violation by the Company or any of its Subsidiaries.

(b) Schedule 2.18(b) contains a complete and accurate list of each authorization, license, certificate, registration, consent, approval, variance and permit, except for such authorizations, licenses and permits the lack of which would not, individually or in the aggregate, subject the Company to any liability or otherwise adversely affect the Company (collectively, “Permits”) issued, granted, given or otherwise made available by or under the authority of any Governmental Authority body or pursuant to any Law that is held by the Company or any of its Subsidiaries or by any employee of the Company or any of its Subsidiaries for the purposes of providing services thereto (including applicable contractor licenses, listed by license number) or that otherwise relates to the business of, or to any of the assets owned or used by, the Company or any of its Subsidiaries (each, a “Governmental Authorization”). Each Governmental Authorization listed or required to be listed in Schedule 2.18(b) is valid and in full force and effect. Except as set forth in Schedule 2.18(b):

(i) the Company and its Subsidiaries are, and at all times since January 1, 2010 have been, in full compliance with all of the terms and requirements of each Governmental Authorization identified or required to be identified in Schedule 2.18(b);

(ii) no event has occurred or circumstance exists that may (with or without notice or lapse of time) (A) constitute or result directly or indirectly in a violation of or a failure to comply with any term or requirement of any Governmental Authorization listed or required to be listed in Schedule 2.18(b) or (B) result directly or indirectly in the revocation, withdrawal, suspension, cancellation or termination of, or any modification to, any Governmental Authorization listed or required to be listed in Schedule 2.18(b);

(iii) neither the Company nor any of its Subsidiaries has received, at any time since January 1, 2010, any written notice or other communication from any Governmental Authority entity or any other Person regarding (A) any actual, alleged, possible, or potential violation of or failure to comply with any term or requirement of any Governmental Authorization or (B) any actual, proposed, possible, or potential revocation, withdrawal, suspension, cancellation, termination of, or modification to any Governmental Authorization; and

(iv) all applications required to have been filed for the renewal of the Governmental Authorizations listed or required to be listed in Schedule 2.18(b) have been duly filed on a timely basis with the appropriate Governmental Authority entities, and all other filings required to have been made with respect to such Governmental Authorizations have been duly made on a timely basis with the appropriate Governmental Authority entities.

(c) The Governmental Authorizations listed in Schedule 2.18(b) collectively constitute all of the Governmental Authorizations necessary to permit the Company and its Subsidiaries to lawfully conduct and operate their businesses in the manner in which they currently conduct and operate such businesses and plan to conduct and operate such businesses and to permit the Company and/or its Subsidiaries to own and use their assets in the manner in which they currently own and use such assets. Neither the execution of this Agreement nor the Closing do or will constitute or result in a default under or violation of any such Governmental Authorization.

2.19 Transactions with Related Persons; Outside Interests.

(a) No Shareholder or director, officer, employee or Affiliate of the Company or any of its Subsidiaries or any individual related by blood, marriage or adoption to any such individual or any entity in which any such individual or entity owns any beneficial interest

(collectively, the “Company Entities”), is a party to any agreement, Contract, commitment or other form of transaction or arrangement with the Company or any of its Subsidiaries, written or oral, or has any interest in any of the Property, except as specifically disclosed on Schedule 2.19.

(b) To the knowledge of the Company, no director, officer, employee or Affiliate of the Company or any of its Subsidiaries has any direct or indirect financial interest in any competitor with or supplier, sales representative, distributor or customer of the Company or any of its Subsidiaries; provided, however, that for this purpose ownership of corporate securities having no more than 2% of the outstanding voting power of any competitor, supplier or customer, which securities are listed on any national securities exchange or authorized for quotation on the Nasdaq National Market, shall not be deemed to be such a financial interest, provided that such person has no other connection or relationship with such competitor, supplier or customer.

2.20 Bank Accounts. Set forth on Schedule 2.20 is a list of the locations and numbers of all bank accounts, investment accounts and safe deposit boxes maintained by the Company and each Subsidiary of the Company, together with the names of all persons who are authorized signatories or have access thereto or control thereunder.

2.21 Environmental Matters.

(a) Except as set forth on Schedule 2.21, all assets and property currently or previously owned, leased, operated or used by the Company and/or any Subsidiary of the Company or in connection with the business of the Company and its Subsidiaries (“Environmental Property”), all current and previous conditions on and uses of the Environmental Property, and all current and previous ownership and operations of the Environmental Property and of the Company and/or any Subsidiary of the Company (including without limitation storage, handling, transportation and disposal of Hazardous Materials (as hereinafter defined) by or for the Company or any Subsidiary of the Company) comply and have at all times complied with, and do not cause and have not caused liability to be incurred by the Company and/or any Subsidiary of the Company under any current or past Law relating to the protection of health, safety or the environment, including without limitation: the Clean Air Act, the Federal Water Pollution Control Act, the Resource Conservation and Recovery Act, the Federal Solid Waste Disposal Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Toxic Substance Control Act, the Registration, Evaluation, Authorization and Restriction of Chemical Substances regulations, the Occupational Safety and Health Act of 1970, and any comparable state, local or foreign law, and the common law, including the law of nuisance and strict liability (collectively, “Environmental Law”). Except as set forth on Schedule 2.21, neither the Company nor any Subsidiary of the Company is in violation of and has never violated any Environmental Law.

(b) Except as set forth on Schedule 2.21, the Company and its Subsidiaries have properly obtained and are in compliance with all environmental Permits necessary or required for the conduct of the business of the Company and its Subsidiaries and have properly made all filings with and submissions to any Governmental Authority or other Person required by any Environmental Law. No deficiencies have been asserted by any such Governmental Authority or Person with respect to such items.

(c) Except as set forth on Schedule 2.21, there has been no spill, discharge, leak, leaching, emission, migration, injection, disposal, escape, dumping or release (“Release”) of any kind on, beneath, above or into the Environmental Property or into the environment surrounding the Environmental Property of any (i) pollutants or contaminants, (ii) hazardous, toxic, infectious or radioactive substances, chemicals, materials or wastes (including without limitation those defined as hazardous under any Environmental Law), (iii) petroleum including crude oil or any derivative or fraction thereof, (iv) asbestos fibers, (v) radioactive materials or (vi) solid wastes ((i) through (vi), collectively, “Hazardous Materials”). Neither the Company nor any Subsidiary of the Company sells or has sold any product or material containing asbestos or that utilizes or incorporates asbestos-containing materials in any way.

(d) Except as set forth on Schedule 2.21, there are and have been no (i) Hazardous Materials stored, disposed of, generated, manufactured, refined, transported, migrated, produced, or treated at, upon, or from the Environmental Property, (ii) ceramic or asbestos fibers or materials or polychlorinated biphenyls on, in, beneath or migrating from the Environmental Property or (iii) underground storage tanks located on or beneath the Environmental Property.

(e) The Company has delivered and made available to Parent, prior to the execution and delivery of this Agreement, complete copies of any and all (i) documents received by any of the Company or any of its Subsidiaries from, or submitted by any of the Company or any of its Subsidiaries to, the United States Environmental Protection Agency and/or any foreign, state, county or municipal environmental, natural resource, transportation or health agency concerning the environmental condition of the Environmental Property or the effect of the operations of the Company or any Subsidiary of the Company on the environmental condition of the Environmental Property and (ii) assessments, reviews, audits, reports or other analyses including, without limitation, material documents regarding any Release of Hazardous Materials, concerning the Environmental Property, in any such case, whether or not in the possession of any of the Company or any of its Subsidiaries.

(f) Except as set forth on Schedule 2.21, there never has been pending or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries in connection with the Environmental Property, any civil, criminal or administrative action, suit, summons, citation, complaint, claim, notice, demand, request, judgment, order, lien, proceeding, hearing, study, inquiry or investigation (“Environmental Claim”) based on or related to any environmental Permits or an Environmental Law.

(g) Except as set forth on Schedule 2.21, neither the Company nor any Subsidiary of the Company has ever received from any Person any written notice of any past, present or anticipated future events, conditions, circumstances, activities, practices, incidents, actions, agreements or plans that could: (i) interfere with, prevent, or increase the costs of compliance or continued compliance with any environmental Permits or any renewal or transfer thereof or any Environmental Law, (ii) make more stringent any restriction, limitation, requirement or condition under any Environmental Law or any environmental Permits in connection with the operations on the Environmental Property or (iii) give rise to any liability, loss or expense, or form the basis of any Environmental Claim based on or relating to the Environmental Property, or the Company or any Subsidiary of the Company, based on or related to any environmental Permits or an Environmental Law, or to the presence, production, manufacture, generation, refining, processing, distribution, use, sale, treatment, recycling, receipt, storage, transport, handling, emission, Release or threatened Release of any Hazardous Materials.

(h) Schedule 2.21 contains a list of all sites where Hazardous Materials may have been sent or Released by the Company or any Subsidiary of the Company since the Company’s or any such Subsidiary’s inception, or are currently being sent for disposal, treatment, recycling or storage, including the address of each such site, and a description and estimate of the amount of the Hazardous Materials disposed of, treated, recycled or stored at each such site. Schedule 2.21 further contains a list of the names and addresses of all persons or entities involved in the transportation and disposal of Hazardous Materials on behalf of the Company or any Subsidiary of the Company or from the Environmental Property since the Company’s or any such Subsidiary’s inception and an estimate of the amount of such Hazardous Materials handled by each such person or entity.

2.22 Officers, Directors, Employees, Consultants and Agents; Compensation.

(a) Set forth on Schedule 2.22(a) is a complete list of: (i) all current directors of the Company and each of its Subsidiaries, (ii) all current officers (with office held) of the Company and each of its Subsidiaries, (iii) all current employees (active or other) of the Company and each of its Subsidiaries employed in the United States, (iv) all current employees (active or other) of the Company and each of its Subsidiaries employed outside of the United States (listed separately by country), (v) all current paid consultants, sales representatives, commercial agents or other freelancers engaged by the Company and each of its Subsidiaries and (vi) all retirees and terminated employees of the Company and each of its Subsidiaries for which the Company or such Subsidiary has any benefits responsibility or other continuing or contingent obligation; together, in each case, with the current rate of compensation (if any) payable to each and any paid vacation time owing to such person, any incentive or bonus payments owing to such persons but not yet paid and the date of employment, retirement or termination of each such person.

(b) Except as set forth on Schedule 2.22(b): (i) neither the Company nor any of its Subsidiaries is indebted to any of its officers, directors, employees or consultants except for amounts due in the Ordinary Course of Business as normal salaries, wages, employee benefits and bonuses and in reimbursement of ordinary expenses in the Ordinary Course of Business; and (ii) no officer, director, employee, consultant, commercial agent or other freelancer of the Company or any of its Subsidiaries is indebted to the Company or such Subsidiary except for advances for ordinary business expenses in the Ordinary Course of Business.

(c) All payments to agents, consultants and others made by the Company, one of its Subsidiaries, or by any Shareholder in connection with the business of the Company and its

Subsidiaries have been in payment of bona fide fees and commissions and not as bribes, kickbacks or as otherwise illegal or improper payments. All such payments have been made directly to the parties providing the goods or services for which such payments were made, and no such payment has been paid in a manner intended to avoid currency controls or any party’s Tax reporting or Tax payment obligations. The Company and each of its Subsidiaries has properly, fairly and accurately reflected on its books and records: (i) all compensation paid to and perquisites provided to or on behalf of its agents and employees; and (ii) all compensation and perquisites that are due and payable or deferred and payable to such persons, but which have not been paid or provided at the Closing Date. Such compensation and perquisites have been properly and accurately disclosed in the respective Financial Statements and other public or private reports, records or filings of the Company or its Subsidiaries, to the extent required by Law.

(d) Except as disclosed on Schedule 2.22(d), no offer of employment or engagement has been made by the Company or any of its Subsidiaries that has not yet been accepted, or which has been accepted but where the employment or engagement has not yet started.

(e) Except as set forth on Schedule 2.22(e), no employees of the Company or any of its Subsidiaries (i) are on secondment, maternity, paternity, adoption or other leave or absent due to ill-health or for any reason or (ii) have ever been considered leased employees (as defined in section 414(n) of the Code) of the Company or any of its Subsidiaries.

(f) Except as set forth on Schedule 2.22(f), all Contracts between the Company or one of its Subsidiaries and their employees are terminable at any time on one month’s notice or less without compensation other than wages earned through the date of termination, pay in lieu of accrued and untaken holiday, earned commission and pension or as required by Law.

(g) None of the individuals listed on Schedule 2.22(g) has indicated to the Company or any of its Subsidiaries that he or she intends to resign or retire as a result of the transactions contemplated by this Agreement or otherwise within one year after the Closing Date.

(h) Every employee of the Company or one of its Subsidiaries who requires authorization from a Governmental Authority to work in such employee’s place of work as at Closing has the necessary immigration documentation or other necessary permission.

(i) Except as set forth on Schedule 2.22(i), every employee of the Company or one of its Subsidiaries has an effective confidentiality/non-disclosure agreement with the Company or such Subsidiary, and the Company and/or the applicable Subsidiary of the Company has a copy of all such agreements in its files.

2.23 Labor Matters. Set forth on Schedule 2.23 is each collective bargaining, works council, union representation or similar agreement or arrangement to which the Company or one of its Subsidiaries is or has been a party or by which the Company or such Subsidiary is or has been bound. Except as set forth on Schedule 2.23:

(a) Neither the Company nor any of its Subsidiaries is engaging in and has not engaged in any unfair labor practice as defined in the National Labor Relations Act of 1947, as amended (the “NLRA”);

(b) There is no, and never has been, any labor strike, dispute, slowdown, or stoppage pending or, to the Company’s knowledge, threatened against either the Company or any of its Subsidiaries;

(c) No labor organization, as defined in the NLRA, currently claims, or previously has claimed, any right of representation concerning the respective employees of the Company or any of its Subsidiaries;

(d) No collective bargaining agreement, contract or legally binding commitment to any trade union, employee group or labor organization (as defined in the NLRA) exists or is currently being negotiated and to the Company’s knowledge no organizing effort is currently being, or has previously been, made with respect to the employees of the Company or any of its Subsidiaries;

(e) Neither the Company nor any of its Subsidiaries nor any of their respective agents, representatives or employees has committed any unfair labor practice, as defined in the NLRA. There has never been, and there is not now pending or, to the Company’s knowledge, threatened, any charge or complaint against the Company or any of its Subsidiaries by the National Labor Relations Board, any state, local or non-U.S. labor or employment agency or any representative thereof, and the execution or consummation of this Agreement will not result in any such charge or complaint; and

(f) There are no grievance or arbitration proceedings arising out of or under any collective bargaining agreement which is pending or, to the Company’s knowledge, threatened, against the Company or any of its Subsidiaries.

2.24 Employee Benefit Matters.

(a) Schedule 2.24(a) sets forth each “employee benefit plan,” as defined in Section 3(3) of ERISA, each employment, consulting, engagement, retainer, retention, severance or similar agreement, Contract, plan or policy and each other plan or arrangement (whether written or oral and whether or not considered legally binding) providing for compensation, bonuses, profit-sharing, stock option or other stock related rights or other forms of incentive or deferred compensation, insurance (including any self-insured arrangements), health or medical benefits, employee assistance program, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits, severance benefits and post-employment benefits (including compensation, pension, retirement, health, medical or life insurance benefits) or other form of benefits (including, but not limited to, tuition, company car, club dues, sick leave, maternity, paternity or family leave, health care reimbursement, dependent care assistance, cafeteria plan, and regular in-kind gifts), which is maintained, administered or contributed to by the Company or any of its Subsidiaries or any entity that is treated as a single employer with the Company or any of its Subsidiaries under Code Section 414 (an “ERISA Affiliate”) and covers any employee, independent contractor, director or former employee, independent contractor or director of the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has any liability (collectively referred herein as the “Plans” and each item thereunder a “Plan”). Schedule 2.24(a) separately identifies each Plan that is maintained, administered or contributed to for the benefit of individuals residing or working outside the United States (each such Plan shall be referred to herein specifically as a “Non-U.S. Benefit Plan””)). True, correct and complete copies of each Plan (and, if applicable, related trusts, custodial arrangements or funding agreements or insurance policies) and all amendments thereto have been made available to Parent along with, to the extent applicable with respect to a Plan, a current summary plan description (including any summaries of material modification), the three most recent annual reports (Form 5500 including without limitation, all schedules thereto, all financial statements with attached opinions of independent accountants, and all actuarial reports), tax returns (Form 990) prepared in connection with any such Plan or underlying trust, IRS determination letters and any outstanding requests for a determination letter, all administrative services agreements, HIPAA policies and procedures and HIPAA notices of privacy practices and any policies and/or procedures used in Plan administration. Other than amendments provided to Parent, no amendments have been made to or promised with respect to any Plans. There are no negotiations, demands or proposals which are pending or threatened or which have been made since the Company’s inception or any such Subsidiary’s inception which concern matters now covered, or that would be covered, by the foregoing Plans.

(b) Each Plan and each Plan-related trust agreement, annuity contract or other funding instrument complies with and has been administered, operated and maintained in compliance with its terms and in compliance with, and the Company and its Subsidiaries, and their respective directors, officers, employees and plan fiduciaries do not have any direct or indirect liability under, the requirements prescribed by any and all federal, state and local laws, statutes, orders, rules and regulations, including but not limited to, the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), the Health Insurance Portability and Accountability Act, as amendment (“HIPAA”), the Patient Protection and Affordable Care Act, as amended (“PPACA”), Section 1862(b)(4)(A)(i) of the Social Security Act, ERISA and the Code, or any other Law applicable to such Plan. No events have occurred with respect to any Plan that could result in any liabilities to the Company, including payment or assessment by or against the Company or any of its Subsidiaries of any excise taxes under Sections 4972, 4975, 4976, 4977, 4979, 4980B, 4980D, 4980E or 5000 of the Code.

(c) Each Plan that is intended to qualify under Section 401(a) or Section 509(c)(9) of the Code has received a favorable determination letter from the Internal Revenue Service (a copy of which has been provided to Parent) or may rely on the opinion letter issued to the prototype sponsor of the Plan document and related trusts have been determined to be exempt from taxation. Nothing has occurred that would cause, and no Action is pending or, to the Company’s knowledge, threatened, which could result in the loss of such exemption or qualification. There are no outstanding defaults or violations by any sponsor or fiduciary of any Plan or ERISA Plan and no Taxes, penalties or fees are owing, other than Taxes and fees not yet payable. There have been no improper withdrawals or transfers of assets from any Plan or ERISA Plan or the trust or other funding media relating thereto and none of the Shareholders, the Company or any of its Subsidiaries are or have been in breach of any fiduciary obligation with respect to the administration of any Plan or ERISA Plan or the trust or other funding media relating thereto.

(d) Each Plan and related trust agreement, annuity contract or other funding instrument is legal, valid and binding and in full force and effect, and there are no defaults thereunder. None of the rights of the Company or any of its Subsidiaries thereunder will be impaired by the consummation of the transactions contemplated by this Agreement, and all of the rights of the Company and its Subsidiaries thereunder will be enforceable by Parent at or after the Closing without the consent or agreement of any other party.

(e) Neither the Company nor any of its Subsidiaries (i) has ever made, or has ever been obligated to make any contributions to any multi-employer plan (as defined in ERISA) or a Plan which is subject to the provisions of Title IV of ERISA, (ii) has been a member of a controlled group which contributed to or has had an obligation to contribute to any such plans and (iii) has been under common control with an employer which contributed to or has had an obligation to contribute to any such plans.

(f) Within the six-year period ending on the Closing Date, neither the Company nor any of its Subsidiaries has terminated or taken action to terminate, in part or in whole, any employee benefit plan, as defined in ERISA Section 3(3).

(g) Neither the Company nor any of its Subsidiaries or other “disqualified person” or “party in interest” (as defined in Section 4975(e)(2) of the Code and Section 3(14) of ERISA, respectively) has engaged in any transactions in connection with any Plan that would result in the imposition of a penalty pursuant to Section 502(i) of ERISA or a tax pursuant to Section 4975 of the Code. Except as set forth on Schedule 2.24(g), neither the Company nor any of its Subsidiaries has any liability or obligation to provide life, medical or other welfare benefits to former or retired employees, other than as required by COBRA.

(h) With respect to any Plan which is a welfare plan as defined in Section 3(1) of ERISA: (i) each such welfare plan which is intended to meet the requirements for tax-favored treatment under Subchapter B of Chapter 1 of the Code meets such requirements (and a copy of the ruling letter with respect to any Voluntary Employee’s Beneficiary Association of a Plan has been provided to Parent); and (ii) there is no disqualified benefit (as such term is defined in Code Section 4976(b)) which would subject the Company, its Subsidiaries or Parent to a tax under Code Section 4976(a).

(i) Full payment has been made of all amounts due under each of the Plans and to each person employed or formerly employed by the Company that are required under the terms of the Plans, and all obligations regarding the Plans required to be satisfied prior to the date hereof have been satisfied. Each of the Company and its Subsidiaries has made all required allocations to pension funds or management insurance pursuant to its employment agreements during the entire employment period of its employees. The Company and its Subsidiaries have not made any contributions to any defined benefits plan.

(j) Except as set forth on Schedule 2.24(j), all contributions with respect to the Plans for all periods ending prior to the Closing Date (including periods from the first day of the current plan year to the Closing Date) will be made prior to the Closing Date by the Company and all members of the controlled group in accordance with past practice. All contributions to the Plans have been made on a timely basis in accordance with all applicable Law, including but not limited to ERISA and the Code.

(k) All insurance premiums have been paid in full, subject only to normal retrospective adjustments in the ordinary course, to the extent applicable to the Plans for policy years or other applicable policy periods ending on or before the Closing Date.

(l) There is no pending or threatened legal action, proceeding or investigation, suit, grievance, arbitration or other manner of litigation, or claim against or involving any Plan described in Schedule 2.24(a) hereof and, to the Company’s knowledge, no facts exist that would give rise to any legal action, proceeding or investigation, suit, grievance, arbitration or other manner of litigation, or claim, other than routine claim for benefits. Neither the Company nor any of its Subsidiaries has any liability by virtue of its being a member of a controlled group with a person who has liability under the Code or ERISA.

(m) All expenses and liabilities relating to all of the Plans described on Schedule 2.24 have been, and will be on the Closing Date, fully and properly accrued on the books and records of the Company and its Subsidiaries and fairly represent the financial conditions of such Plans in accordance with GAAP. For the three most recent fiscal years for which an annual report has been filed, the Plans have either qualified for a waiver of examination and report of an independent public account under 29 C.F.R. 2520.104-46 or the special rule set forth in 29.C.F.R. 2520.103-1(d).

(n) Each Plan (including any Plan covering former employees and/or retirees of the Company and its Subsidiaries) may be unilaterally amended, varied, modified or terminated in whole or in part by the Company, its Subsidiaries or Parent on or at any time after the Closing Date, and the Company or its Subsidiaries may take contribution holidays or withdraw surplus from each Plan, subject only to approvals required by applicable Law and the terms of such Plan.

(o) Each plan, agreement or arrangement which provides for the deferral of compensation subject to Code Section 409A is, and has been since January 1, 2009, properly documented in writing in accordance with the Treasury Regulations promulgated thereunder and has, since January 1, 2009, been operated in compliance with such provisions in effect from time to time since such date. No employee or former employee of the Company is subject to any tax or penalty under Code Section 409A due to a documentary or operational failure thereunder.

(p) Except as set forth in Schedule 2.24(p), the consummation of the transaction contemplated by this Agreement, other than by reason of actions taken by Parent following the Closing, will not (i) entitle any current or former employee of the Company or its Subsidiaries to severance pay, unemployment compensation or any other payment, (ii) accelerate the time of payment or vesting, or increase the amount of any compensation due to any current or former employee of the Company or its Subsidiaries, or (iii) give rise to the payment of any amount that would not be deductible pursuant to Code Section 280G.

(q) All statutory and nonstatutory options granted under any compensation plan sponsored or maintained by the Company or its Subsidiaries which were scheduled to vest on or after January 1, 2005, reflect an exercise price of at least the fair market value of the underlying common stock as of the date of grant.

(r) Prior to Closing, each Shareholder who has amounts owed to the Company pursuant to one or more promissory notes or other evidences of indebtedness arising from a loan or loans provided by the Company for purposes of facilitating the exercise of one or more Company Options has paid in full the entire amount of such outstanding owed amounts, including any accrued interest, to the Company in a cash lump sum payment.

(s) Each Non-U.S. Benefit Plan complies with and has been administered, operated and maintained in compliance with its terms and in compliance with all applicable international and local Laws and is in good standing with applicable Governmental Authorities. Each Non-U.S. Benefit Plan that is required to be funded is fully funded, and with respect to all other Non-U.S. Benefit Plans, adequate reserves therefor have been established on the accounting statements of the applicable Company or Subsidiary entity. All employer and employee contributions to each Non-U.S. Benefit Plan have been made, or, if applicable, accrued in accordance with normal accounting practices as required by applicable Law or by the terms of such Non-U.S. Benefit Plan. No liability or obligation of the Company or its Subsidiaries exists with respect to any Non-U.S. Benefit Plan.

2.25 Overtime, Back Wages, Vacation and Minimum Wage. No present or former employee of the Company or any of its Subsidiaries has given notice to the Company or such Subsidiary of, and there is no valid basis for, any claim against the Company or such Subsidiary (whether under Law, any employment agreement or otherwise) on account of or for (a) overtime pay, other than overtime pay for the current payroll period, (b) wages or salary (excluding current bonus, accruals and amounts accruing under “employee benefit plans,” as defined in Section 3(3) of ERISA) for any period other than the current payroll period, (c) vacation, time off or pay in lieu of vacation or time off, other than that earned in respect of the current fiscal year or (d) any violation of any Law relating to minimum wages or maximum hours of work, except for those claims that have been resolved which resolved claims are described on Schedule 2.25.

2.26 Discrimination and Occupational Safety and Health. Except as set forth on Schedule 2.26, no Person or party (including, but not limited to, Governmental Authority agencies of any kind) has filed or otherwise commenced any valid claim, or and there is no valid basis for any action or proceeding, against the Company or any of its Subsidiaries arising out of any Law relating to discrimination in employment, employment practices (including wrongful termination), family leave, or occupational safety and health standards. Since January 1, 2010, neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Authority entity alleging a violation of occupational safety or health standards. Except as set forth on Schedule 2.26, there are no pending workers compensation claims involving the Company or any of its Subsidiaries and, since January 1, 2010, there have not been any workers compensation claims against the Company or its Subsidiaries relating to the use or existence of asbestos in any of the products, the manufacturing process or workplace setting of the Company or any of its Subsidiaries.

2.27 Customers and Suppliers. Schedule 2.27 sets forth a true, complete and correct list of the ten largest customers of the Company and its Subsidiaries and the ten largest suppliers of the Company and its Subsidiaries, by volume of sales and purchases, respectively (by dollar volume) for each of the years ended December 31, 2010, 2011 and 2012. Except as disclosed on Schedule 2.27, the Company has not received any indication from any supplier of the Company or any Subsidiary of the Company (including those listed on Schedule 2.27) to the effect that, and has no reason to believe that, any such supplier will stop or decrease the rate of supplying materials, products or services to the Company or any Subsidiary of the Company. Except as disclosed on Schedule 2.27, neither the Company nor any of its Subsidiaries has received any indication from any customer of the Company or any of its Subsidiaries (including those listed on Schedule 2.27) to the effect that, and has no reason to believe that such customer will stop or decrease the rate of buying materials, services or products from the Company or any of its Subsidiaries. Schedule 2.27 lists all significant goods or services necessary for the conduct of the business of the Company and its Subsidiaries with respect to which alternative sources of supply are not readily available on comparable terms and conditions (including all significant goods and services for which there is only one reasonably available source).

2.28 Product Liability Claims. Except as described on Schedule 2.28, neither the Company nor any Subsidiary of the Company has ever received written notice or information as to any claim or allegation of, and neither the Company nor any Subsidiary of the Company has been a party or subject to any Action or Order relating to, bodily or personal injury, death, or property or economic damages, any claim for punitive, exemplary or consequential damages, any claim for contribution or indemnification, or any claim for injunctive relief in connection with any product manufactured, sold or distributed by, or in connection with any service provided by, or based on any error or omission or negligent act in the performance of services by, the Company or any of its Subsidiaries or the employees of any of them. Schedule 2.28 accurately and completely describes all such claims, together in each case with the date such claim was made, the amount claimed, the disposition or status of such claim (including settlement or judgment amount), and the amount of attorney’s fees incurred in connection with such claim. The aggregate loss and expense (including out-of-pocket expenses) attributable to all product liability and similar claims now pending or hereafter asserted against the Company and/or any of its Subsidiaries with respect to all products or services manufactured or provided by the Company and/or any of its Subsidiaries on or prior to the Effective Time will not exceed the amount of the aggregate product and professional services liability reserves set forth on the Closing Balance Sheet as current liabilities.

2.29 Product and Service Warranties. Set forth on Schedule 2.29 are the standard forms of product and service warranties and guarantees used by the Company and each

Subsidiary of the Company and copies of all other outstanding product and service warranties and guarantees.

Except as set forth on Schedule 2.29, no oral product or service warranties or guarantees have been made by the Company or any Subsidiary of the Company. Except as specifically described on Schedule 2.29, no product or service warranty or indemnity claim or similar claims have been made against the Company or any Subsidiary of the Company. No person or party (including, but not limited to, Governmental Authority agencies of any kind) has any valid claim, or valid basis for any action or proceeding, against the Company or any Subsidiary of the Company under any Law relating to unfair competition, false advertising or other similar claims arising out of product or service warranties, guarantees, specifications, manuals or brochures or other advertising materials and no such claim, action or proceeding is currently pending or, to the knowledge of the Company, threatened against the Company or any Subsidiary of the Company. The aggregate loss and expense (including out-of-pocket expenses) attributable to all product and service warranties and guarantees and similar claims now pending or asserted against the Company and/or any of its Subsidiaries hereafter with respect to products manufactured or services rendered on or prior to the Effective Time will not exceed the amount of the reserve therefor set forth on the Closing Balance Sheet as current liabilities.

2.30 Product Safety Authorities. No person affiliated with or on behalf of the Company or any of its Subsidiaries has been required to file any notification or other report with or provide information to any Governmental Authority or product safety standards group concerning actual or potential defects or hazards with respect to any product manufactured, sold, distributed or put in commerce by the Company or any of its Subsidiaries or in connection with their respective businesses, and there exist no grounds for the recall of any such product.

2.31 Foreign Operations and Export Control. At all times, the Company and each of its Subsidiaries has acted:

(a) pursuant to valid qualifications to do business in all jurisdictions outside the United States where such qualification is required by local Law and the nature of the Company’s or any of its Subsidiaries’ activities in such jurisdictions;

(b) in compliance with all applicable foreign Laws, including without limitation Laws relating to foreign investment, foreign exchange control, immigration, employment and taxation;

(c) without violation of and in compliance with all relevant anti-boycott laws, regulations and guidelines, including without limitation Section 999 of the Code and the regulations and guidelines issued pursuant thereto and the Export Administration Regulations administered by the U.S. Department of Commerce, as amended from time to time, including all reporting requirements and is not a party to any agreement requiring it to participate in or cooperate with the Arab boycott of Israel in violation of the aforementioned anti-boycott laws and has reported any request to do so, including any agreement to provide boycott-related information or to refuse to do any business with any person or entity for boycott-related reasons in violation of the aforementioned anti-boycott laws;

(d) without violation of and in compliance with any applicable export or reexport control or sanctions laws, orders or regulations of any and all applicable jurisdictions, including without limitation the United States and any jurisdiction in which the Company or any relevant Subsidiary of the Company is established or from which it exports or reexports any items or in which it provides services, including without limitation the Export Administration Regulations administered by the Bureau of Industry and Security of the U.S. Department of Commerce (“BIS”), sanctions and embargo executive orders and regulations administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC)” and the International Traffic in Arms Regulations (“ITAR”) administered by the Directorate of Defense Trade Controls of the U.S. State Department (“DDTC”), all as amended from time to time, and without violation of and in compliance with the requirements of any applicable general licenses or license exceptions and exemptions, and has obtained any required export or reexport licenses or authorizations granted under such laws, regulations or orders and complied with all terms and provisos thereof, which licenses or authorizations (exclusive of any exports validly made pursuant to applicable license exemptions in the ITAR, license exceptions in the Export Administration Regulations or general licenses in the rules or regulations of OFAC) are described in Schedule 2.31, and without the filing of any initial notifications or final notifications of voluntary disclosures with BIS, DDTC or OFAC;

(e) without violation of the registration and reporting requirements under Part 122 and Part 129 of the ITAR;

(f) without violation and in compliance with the requirements of the U.S. Foreign Corrupt Practices Act of 1977, as amended, any applicable Law implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business or other applicable anti-corruption conventions, and any other applicable anti-corruption law;

(g) without written notice of violation and in compliance with any and all applicable import laws, orders or regulations of any applicable jurisdiction, as amended from time to time, and without notice of violation of and in compliance with any required import permits, licenses, authorizations and general licenses granted under such laws, regulations or orders, which permits, licenses and authorizations are described in Schedule 2.31; and

(h) none of the products exported by the Company or any of its Subsidiaries are those defined in 15 C.F.R. Section 740.17(b)(3)(iii) and, specifically, none of such products are encryption commodities and software that provide or perform vulnerability analysis, network forensics or computer forensics functions characterized by any of the following:

(i) automated network analysis, visualization or packet inspection for profiling network flow, network user or client behavior, or network structure/topology and adapting in real-time to the operating environment; or

(ii) investigation of data leakage, network breaches and other malicious intrusion activities through triage of captured digital forensic data for law enforcement purposes or in a similarly rigorous evidentiary manner.

2.32 Customs. Except as set forth on Schedule 2.32, since January 1, 2008, each of the Company and its Subsidiaries (a) has acted without violation and in compliance with all customs laws, including without limitation the Tariff Act of 1930, as amended, (b) has not received any notice alleging a violation (c) has not filed any voluntary disclosure of any violations and (d) has not been and is not currently the subject of a focused assessment or other audit conducted by U.S. Customs and Border Protection. All items imported into the United States have been properly classified under the Harmonized Tariff Schedule and all applicable duties, excise taxes, charges have been paid. No penalty or liquidated damages claims have been initiated by U.S. Customs and Border Protection (formerly U.S. Customs Service) against the Company or any of its Subsidiaries by issuance of Pre-Penalty Statements or otherwise. Neither the Company nor any Subsidiary of the Company has any liability in connection with its respective customs compliance and buying agency practices.

2.33 Government Contracts. Neither the Company nor any Subsidiaries has entered into any agreement, contract, plan, lease or commitment with a Governmental Authority.

2.34 Restrictions on Business Activities. Except as disclosed on Schedule 2.34, there is no Contract (including covenants not to compete), judgment, injunction, Order or decree binding upon the Company or any of its Subsidiaries that has or could reasonably be expected to have, whether before or after consummation of the Merger, the effect of prohibiting or impairing any Company Intellectual Property, any current or future business practice of the Company or any of its Subsidiaries, any acquisition of property (tangible or intangible) by the Company or any of its Subsidiaries or the conduct of business by the Company or any of its Subsidiaries, in each case, as currently conducted or as proposed to be conducted by the Company or any of its Subsidiaries. Without limiting the generality of the foregoing, neither the Company nor any of its Subsidiaries has entered into any customer or other similar Contract that includes a “most favored pricing” or similar clause restricting or otherwise impacting the right of the Company or any of its Subsidiaries to sell products or provides services in any manner or terms under which the Company or any of its Subsidiaries is restricted from selling, licensing or otherwise distributing any of their respective technology or products to, or from providing services to, customers or potential customers or any class of customers, in any geographic area, during any period of time or in any segment of the market.

2.35 Brokers, Finders. Except for Bank of America Merrill Lynch, no finder, broker, agent, or other intermediary, acting on behalf of the Shareholders, the Company or any of its Subsidiaries, is entitled to a commission, fee, or other compensation or obligation in connection with the negotiation or consummation of this Agreement or any of the transactions contemplated hereby.

2.36 Takeover Statutes. The Company is not subject to any “business combination,” “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation enacted under state or federal Laws in the United States (each a “Takeover Statute”) applicable to Parent or the Merger.

2.37 Information Statement. The Company will prepare an Information Statement for its Shareholders with respect to the Merger contemplated by this Agreement. Such Information

Statement in the form delivered to the Shareholders, together with any and all amendments or supplements thereto, is herein referred to as the “Information Statement.” None of the information relating to the Company or any of its Subsidiaries in the Information Statement will contain an untrue statement of material fact or will omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

2.38 Estimated Company Transaction Expenses. The Estimated Company Transaction Expenses will be a reasonable, good faith estimate of all expenses incurred or to be incurred by the Company, its Subsidiaries, the Securityholders and the Representative in connection with the preparation, negotiation and execution of this Agreement and the Escrow Agreement and/or the consummation of the transactions contemplated hereby and thereby (including, without limitation, the Merger), including, but not limited to, all accounting, legal, investment banking fees and commercial banking fees and expenses related thereto.

2.39 Disclosure. Neither this Agreement nor any of the schedules, attachments or the Exhibits hereto or any agreements contemplated hereby contain any untrue statement of material fact or omit a material fact necessary to make each statement contained herein or therein, in light of the circumstances under which they were made, not misleading. There is no fact which has not been disclosed to Parent in writing of which the Company has knowledge which has had or could reasonably be anticipated to have a material adverse effect on the Company or any of its Subsidiaries.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE SECURITYHOLDERS

By execution of a Side Agreement, Letter of Transmittal and/or Option Cancellation Agreement, each Securityholder shall make (with respect to himself, herself or itself only) the following representations and warranties to Parent and the Acquisition Subsidiary, each of which is true and correct on the date hereof and on the Closing Date and each of which shall survive the Closing as provided in Section 8.1.

3.1 Securityholder Representations and Warranties.

(a) Such Securityholder has the power and authority to execute and deliver the Side Agreement to which he, she or it is a party, to perform his, her or its obligations thereunder, and to consummate the transactions contemplated thereby.

(b) Except as set forth on Schedule 3.1(b) which is attached to such Securityholder’s Side Agreement, no permit, consent, waiver, approval or authorization of, or declaration to or filing or registration with, any Governmental Authority or Third Party is required in connection with the execution, delivery or performance of such Side Agreement by such Securityholder or the consummation of the transactions contemplated thereby.

(c) The Side Agreement has been duly executed and delivered by such Securityholder and constitutes a legal, valid and binding obligation of such Securityholder,

enforceable against such Securityholder in accordance with its terms, except that such enforcement may be subject to (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally and (ii) general principles of equity.

(d) Such Securityholder owns beneficially and of record the number of Shares and/or Company Options as are set forth next to such Securityholder’s name on Schedule 2.3(b), free and clear of all Liens, except for Liens contained in the agreements listed on Schedule 2.3(d).

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PARENT

Parent hereby makes the following representations and warranties to the Company, each of which is true and correct on the date hereof and on the Closing Date and each of which shall survive Closing as provided in Section 8.1.

4.1 Authorization; No Conflict. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of California. Acquisition Subsidiary is a corporation, duly organized, validly existing and in good standing under the laws of the State of California. Each of Parent and Acquisition Subsidiary has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Parent and Acquisition Subsidiary has been duly authorized by all requisite corporate action on the part of Parent and Acquisition Subsidiary. This Agreement constitutes a valid and binding obligation of Parent and Acquisition Subsidiary, enforceable against each such party in accordance with its terms, except to the extent that enforceability may be limited by bankruptcy and other similar laws affecting the rights and remedies of creditors generally.

4.2 Consents. Except as set forth on Schedule 4.2, no permit, consent, waiver, approval or authorization of, or declaration to or filing or registration with, any Governmental Authority or Third Party is required for the execution by Parent and Acquisition Subsidiary of this Agreement, or the consummation by Parent and Acquisition Subsidiary of the transactions contemplated hereby.

4.3 Brokers, Finders. Except for Stifel Nicolaus Weisel, no finder, broker, agent, or other intermediary, acting on behalf of Parent or Acquisition Subsidiary, is entitled to a commission, fee, or other compensation or obligation in connection with the negotiation or consummation of this Agreement or any of the transactions contemplated hereby.

4.4 Financing. Parent has, or will have prior to the Effective Time, sufficient cash, available lines of credit or other sources of immediately available funds to enable it to pay the aggregate Initial Cash Merger Consideration.

4.5 Litigation. There is no Action or Order pending or, to the knowledge of Parent, threatened against Parent or Acquisition Subsidiary challenging, enjoining or preventing this Agreement or the consummation of the transactions contemplated hereby.

4.6 Information Statement. None of the information relating to the Parent or the Acquisition Subsidiary in the Information Statement will contain an untrue statement of material fact or will omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

ARTICLE 5

COVENANTS OF THE COMPANY

5.1 Conduct of Business of the Company. Except as expressly permitted by this Agreement or as Parent may otherwise consent to or approve in writing on and after the date hereof and prior to the Closing Date, during the period from the date of this Agreement to the Effective Time, the Company and its Subsidiaries shall operate in the Ordinary Course of Business and in compliance with all applicable Laws and regulations and, to the extent consistent therewith, use all commercially reasonable efforts to preserve intact its current business organization, to keep available the services of its current officers and other employees, to manage prudently its cash, and to preserve its relationships with those persons having business dealings with it, including vendors and customers, to the end that its goodwill and ongoing business shall be unimpaired at the Effective Time. Furthermore, the Company covenants, represents and warrants that from and after the date hereof, unless Parent shall otherwise expressly consent in writing, the Company and each of its Subsidiaries shall use all commercially reasonable efforts to: (i) keep in full force and effect insurance comparable in amount and scope of coverage to insurance now carried by it, (ii) pay all accounts payable and other obligations, when they become due and payable, in the Ordinary Course of Business consistent with the provisions of this Agreement, except if the same are contested in good faith, and, in the case of the failure to pay any material accounts payable or other obligations which are contested in good faith, only after consultation with Parent and (iii) generate accounts receivable only in the Ordinary Course of Business. Without limiting the generality of the foregoing (but subject to the above exceptions), during the period from the date of this Agreement to the Effective Time, neither the Company nor any of its Subsidiaries shall:

(a) (i) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its Shares or any other equity interests, except distributions in the Ordinary Course of Business for payment of Taxes imposed on Shareholders as a result of their respective allocation of income from the Company, (ii) split, combine or reclassify any of its Shares or any other equity interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any of its Shares or any other equity interests, except for issuances of capital stock upon the exercise of options outstanding as of the date hereof in accordance with their present terms, (iii) purchase, redeem or otherwise acquire any Shares or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities or (iv) make any other actual, constructive or deemed distribution in respect of any Shares or other equity interests or otherwise make any payments to Shareholders in their capacity as such;

(b) issue, deliver, sell, pledge or otherwise encumber or subject to any Lien any Shares, any other voting securities or other equity interests or any securities convertible into, or any rights, warrants or options to acquire, any such Shares, voting securities or other equity interests or convertible securities;

(c) amend its articles of incorporation or bylaws or organizational documents;

(d) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the stock or assets of, or by any other manner, any business or any Person and, without limiting the generality of the foregoing, shall not create any Subsidiary of the Company;

(e) sell, lease, license, mortgage or otherwise encumber or subject to any Lien or otherwise dispose of any of the Property (including securitizations), other than in the Ordinary Course of Business;

(f) incur any Indebtedness for borrowed money, other than drawing upon the credit facility in the Ordinary Course of Business, in an amount that exceeds $250,000 in the aggregate, or issue any debt securities, make any loans, advances or capital contributions to, or investments in, any Person;

(g) assume, guarantee or endorse the obligations of any other Person, indemnify any other person, issue any support guarantees or otherwise become responsible for the obligations of any Person;

(h) take, or agree to commit to take, any action that would or is reasonably likely to result in any of the conditions to the Merger not being satisfied, or that would impair the ability of any of the Parties to consummate the Merger in accordance with the terms hereof or delay such consummation;

(i) make any capital expenditure or expenditures that exceed $100,000 individually or $200,000 in the aggregate;

(j) write-off as uncollectible, discount or establish any extraordinary reserve with respect to, or accelerate the collection of, any Account Receivable or other receivable, delay the payment of accounts payable or defer expenses, reduce inventories or otherwise increase Cash on hand, in each case except in the Ordinary Course of Business;

(k) (i) make or change any Tax election, (ii) adopt any accounting method that is inconsistent with elections made, positions taken or methods used in preparing or filing similar Tax Returns in prior periods, (iii) file any amended Tax Returns (except as disclosed in Section 2.8 of the Disclosure Schedule) or claims for Tax refunds, (iv) enter into any closing agreement related to any Tax, (v) surrender any Tax claim, audit or assessment, (vi) surrender any right to claim a Tax refund, offset or other reduction in Tax liability surrendered, (vii) consent to any extension or waiver of the limitations period applicable to any material Tax claim or assessment, (viii) settle, compromise or resolve any Tax controversy, or (ix) take or omit to take any other action, if any such action or omission would have the effect of materially increasing the Tax liability or reducing any Tax asset of the Company or any Subsidiary;

(l) except as required under an existing Plan, (i) grant or commit to grant any employee, Shareholder, officer, director or agent any increase in wages, bonus, severance, profit sharing, retirement, insurance or other compensation or benefits (other than an increase in wages in the Ordinary Course of Business for any individual other than a director or officer of the Company), (ii) amend or terminate any Plan, except to the extent necessary to comply with applicable Law, (iii) establish any new compensation or benefit plan or arrangement, or (iv) enter into any employment, consulting, retention, termination, severance or collective bargaining agreement;

(m) take, or agree to commit to take, any action that would or is reasonably likely to result in the acceleration of vesting or a right to exercise any options or warrants, unless Parent directs or consents to such action;

(n) revalue any of its assets, including, without limitation, writing down the value of inventory or writing-off notes or accounts receivable other than in the Ordinary Course of Business or as required by GAAP;

(o) (i) enter into any contract or agreement, other than in the Ordinary Course of Business, or amend in any material respect any of the Contracts other than in the Ordinary Course of Business, or (ii) enter into any contract, agreement, commitment or arrangement providing for, or amend any contract, agreement, commitment or arrangement to provide for, the taking of any action that would be prohibited hereunder;

(p) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the Ordinary Course of Business of liabilities reflected or reserved against in the Balance Sheet or incurred in the Ordinary Course of Business since the date of the Balance Sheet;

(q) settle or compromise any pending or threatened suit, action or claim relating to the transactions contemplated hereby;

(r) enter into any agreement or arrangement that would limit or restrict the Surviving Company and its Affiliates (including Parent) or any successor thereto, from engaging or competing in any line of business or in any geographic area;

(s) enter into, terminate or amend in any material respect any Contract listed on Schedule 2.12(a) or Schedule 2.14(c);

(t) sell, transfer or grant any license with respect to Intellectual Property of the Company other than non-exclusive licenses granted in the Ordinary Course of Business, or fail to make any filing, pay any fee or take any other action necessary to maintain the existence, validity and ownership by the Company of any material Intellectual Property owned by the Company;

(u) fail to pay any fee, make any filing or take any action necessary to maintain the ownership or right to use or otherwise exploit any Intellectual Property that is material to the business of the Company;

(v) fail to maintain, abandon, or lose the right to use or otherwise exploit any Intellectual Property material to the business of the Company;

(w) take any of the actions described in Section 2.17; or

(x) authorize, or commit or agree to take, any of the foregoing actions.

5.2 Notification of Certain Matters. From the date hereof until the Closing Date, the Company shall promptly notify Parent of:

(a) any Company Material Adverse Effect. For purposes of this Agreement, “Company Material Adverse Effect” means any material adverse change, event, circumstance or development (each, an “Effect”, and “Material Adverse Effect” shall mean an Effect unless the context expresses or implies otherwise) with respect to, or that does or could reasonably be expected to have a material adverse effect on, the business, operations, assets, liabilities, employee relationships, earnings or results of operations, business prospects or condition (financial or otherwise), of the Company or any of its Subsidiaries, provided, however, that no Effect resulting from, arising out of, attributable to, or related to any of the following shall be deemed to be or constitute a “Company Material Adverse Effect” or shall be taken into account when determining whether a “Company Material Adverse Effect” has occurred or may, would or could occur:

(i) general economic conditions (or changes in such conditions) in the United States or any other country or region in the world in which the Company operates or conducts business;

(ii) conditions (or changes in such conditions) in the industries in which the Company operates or conducts business, including conditions (or changes in such conditions) in the software industry generally;

(iii) any failure of the Company to meet internal estimates, projections or forecasts of revenues, earnings or other financial or business metrics, in and of itself (it being understood and agreed that the underlying change, event, circumstance or development giving rise to or causing such failure may constitute or contribute to a Company Material Adverse Effect and may be taken into account in making a determination as to whether there has been a Company Material Adverse Effect);

(iv) the public announcement or pendency of the transactions contemplated by this Agreement;

(v) acts of war or terrorism (including the escalation or general worsening of any such acts of war or terrorism) in the United States or any other country or region in the world and any acts of God in the United States or any other country or region in which the Company operates or conducts business;

(vi) compliance with the terms of, or the taking of any action expressly required or contemplated by, this Agreement, or the failure to take any action expressly prohibited by this Agreement

(vii) changes in Law applicable to the Company; and

(viii) changes in GAAP (or the interpretation thereof);

unless and to the extent with respect to clauses (i), (ii), (iii) or (iv), such change, event, circumstance, or development (a) specifically affects or relates to (or has the effect of specifically affecting or relating to) the Company, or (b) is materially and disproportionately adverse to the Company as compared to other companies operating in the industries in which the Company operates.

(b) any fact, condition, change or event that causes or constitutes a breach of any of the representations or warranties of the Company hereunder made as of the date hereof;

(c) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated hereby;

(d) any notice or other communication from or to any Governmental Authority in connection with the transactions contemplated hereby;

(e) any action, suit, claim, investigation or proceeding commenced threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries that, if pending on the date hereof, would have been required to have been disclosed pursuant to this Agreement; and

(f) (i) the damage or destruction by fire or other casualty of any material asset or part thereof or (ii) any asset or part thereof becoming the subject of any proceeding or threatened proceeding for the taking thereof or of any right relating thereto by condemnation, eminent domain or other similar governmental action,

The Company hereby acknowledges that Parent does not and shall not waive any right it may have hereunder as a result of such notifications and any notification given pursuant to this Section 5.2 (including any supplement to the Schedules to this Agreement) shall (i) not have any effect for purposes of determining satisfaction of the conditions set forth in Section 7.3 of this Agreement and (ii) not in any way limit the Parent’s exercise of its rights hereunder.

5.3 Supplements to Schedules. From time to time up to the Closing Date, and in any event no later than 9:00 a.m., Pacific Standard Time, three Business Days prior to the Closing Date, the Company shall promptly supplement or amend the Disclosure Schedule with respect to any matter (i) first existing or occurring after the date hereof which, if existing or occurring at or prior to such date, would have been required to be set forth in the Disclosure Schedule, or (ii) that is necessary to correct any information in such Disclosure Schedule that is inaccurate on account of the occurrence of an event described in subsection (i). No such supplemental information shall be deemed to avoid or cure any misrepresentation or breach of warranty or constitute an amendment of any representation, warranty or statement in this Agreement (including for purposes of determining the fulfillment of the condition precedent in Section 7.3) or negate any indemnity hereunder.

5.4 Access to Information. To the maximum extent permitted by applicable Law and subject to the Non-Disclosure Agreement dated as of May 31, 2013 between Parent and the Company, as amended (the “Confidentiality Agreement”), the Company shall afford to Parent and to the officers, employees, accountants, counsel, financial advisors and other representatives of Parent, reasonable access during normal business hours during the period prior to the Effective Time to the Company’s and its Subsidiaries’ properties, books, contracts, commitments, personnel and records and, during such period, the Company shall furnish promptly to Parent all other information concerning the Company’s and its Subsidiaries’ business, properties and personnel as Parent may reasonably request, provided that no investigation pursuant to this Section 5.4 shall affect or modify any representation or warranty or any liability with respect thereto. Parent shall hold, and shall cause its officers, employees, accountants, counsel, financial advisors and other representatives and Affiliates to hold, any nonpublic information in accordance with the terms of the Confidentiality Agreement. Notwithstanding the foregoing provisions of this Section 5.4, (a) the Company shall not be required to take any action that would, in the good faith judgment of the Company, constitute a waiver of the attorney-client or similar privilege held by the Company or any of its Subsidiaries or violate confidentiality obligations owing to Third Parties; provided, however, that the Company shall make a good faith effort to accommodate any request from Parent for access or information pursuant to this Section in a manner that does not result in such a waiver or violation, (b) Parent shall not have access to personnel records of the Company relating to individual performance or evaluation records, medical histories or other information if such disclosure by the Company would violate any applicable federal, state or local law and (c) any access to the Company’s properties shall be subject to the Company’s reasonable security measures and insurance requirements and shall not include the right to perform any “invasive” testing. In addition, Parent shall not contact any personnel or customers of the Company regarding the transactions contemplated by this Agreement without the express prior written consent of the Chief Executive Officer of the Company. All information provided pursuant to this Agreement shall remain subject in all respects to the Confidentiality Agreement.

5.5 Reasonable Best Efforts; Cooperation.

(a) Upon the terms and subject to the conditions set forth in this Agreement, the Company agrees to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with Parent and Acquisition Subsidiary in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated hereby, including, but not limited to, (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Government Authorities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Authority, (ii) timely making all necessary filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), (iii) the performance of the Company’s obligations under this Agreement, (iv) the obtaining of all necessary consents, approvals or waivers from Third Parties, including those consents listed on Schedule 5.5, (v) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed, and (vi) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated hereby and to fully carry out the purposes of this Agreement; provided, however, that nothing in this Agreement shall require, or be construed to require, the Company to waive any condition to its obligation to proceed with the Closing as set forth in Section 7.2. In consummating the Merger and the other transactions contemplated hereby, the Company shall comply with all applicable Laws.

(b) In furtherance and not in limitation of the foregoing, the Company shall make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and in any event within ten Business Days after the date of this Agreement and all other filings required (i) under any applicable non-US antitrust or competition laws (together with the Notifications and Report Forms pursuant to the HSR Act, the “Antitrust Filings”) and (ii) under any other applicable competition, merger control, antitrust or similar law that Parent deems advisable or appropriate with respect to the transactions contemplated hereby as promptly as practicable and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act (including, without limitation, any second request by Governmental Authorities thereunder) and to use their reasonable best efforts to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable.

(c) The Company shall promptly notify Parent of any communication it receives from any Governmental Authority relating to the matters that are the subject of this Agreement and permit Parent to review and comment on in advance any proposed communication by the Company to any Governmental Authority and shall provide Parent with copies of all correspondence, filings or communications between the Company or any of its representatives and any Governmental Authority. The Company shall not agree to participate in any meeting with any Governmental Authority in respect of any such filings, investigation or other inquiry unless it consults with Parent in advance and, to the extent permitted by such Governmental Authority, gives Parent the opportunity to attend, direct and participate at such meeting.

5.6 Shareholder Materials. The Company shall send to Parent a copy of the Information Statement and all material reports and materials as and when it sends the same to its Securityholders or any Governmental Authority.

5.7 Company Shareholder Approval.

(a) The Company shall within one Business Day after the date of this Agreement mail or otherwise provide to its Shareholders (a) any information required by the CGCL (i) in connection with the Requisite Shareholder Approval and (ii) with respect to any dissenters’ rights available under the CGCL and (b) the Information Statement. The Information Statement and any other materials submitted to the Shareholders in connection with the transactions contemplated by this Agreement shall be subject to prior review and approval by Parent, which approval shall not be unreasonably delayed or withheld. The Company shall give Parent prompt notice of any demand received by the Company regarding dissenters’ rights or the exercise of dissenters’ rights. Except with the prior written consent of Parent or as may otherwise be required under applicable Law, the Company shall not make any payment with respect to, or settle or offer to settle, any such demands.

(b) The Company will use its best efforts to obtain, within one Business Day after the date hereof, the Requisite Shareholder Approval by written consent for the purpose of adopting this Agreement in accordance with the CGCL, the Company’s Articles of Incorporation and Bylaws. The Board of Directors of the Company has adopted a resolution recommending the adoption of this Agreement by the Shareholders (the “Company Recommendation”) and, except as provided in Section 5.9, the Board of Directors of the Company (i) will continue to recommend to the Shareholders that they adopt this Agreement and approve the transactions contemplated hereby and (ii) will use its reasonable best efforts to obtain any necessary adoption and approval by the Company’s Shareholders of this Agreement and the transactions contemplated hereby.

5.8 Takeover Statutes. If any Takeover Statute is or may become applicable to the Merger or any the other transactions contemplated hereby, the Company and the Board of Directors will grant such approvals, and will take such other actions as are necessary so that the Merger or any the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby or thereby and will otherwise act to eliminate or minimize the effects of any Takeover Statute on the Merger or any of the other transactions contemplated hereby.

5.9 No Solicitation.

(a) None of the Company, its Subsidiaries, or any of its directors, officers, employees, Affiliates, representatives or agents (collectively, “Agents”), or any of the Shareholders shall, directly or indirectly: (i) solicit, encourage, initiate, accept, support, approve or participate in any negotiations or discussions with respect to any Acquisition Proposal, (ii) disclose any information not customarily disclosed in the Ordinary Course of Business to any Third Party concerning the Company or any of its Subsidiaries and which the Company believes or should reasonably know could be used for the purposes of formulating any offer, indication of interest or proposal for an Acquisition Proposal, (iii) assist, cooperate with, facilitate or encourage any Third Party to make any offer, indication of interest or proposal for an Acquisition Proposal, (iv) execute or agree to execute or enter into a contract, arrangement, or understanding regarding any Acquisition Proposal, (v) fail to make, withdraw or modify in a manner adverse to Parent or publicly propose to withdraw or modify in a manner adverse to Parent the Company Recommendation (it being understood that taking a neutral position or no position with respect to any Acquisition Proposal shall be considered an adverse modification), recommend, adopt or approve or publicly propose to recommend, adopt or approve an Acquisition Proposal, or take any action or make any statement inconsistent with the Company Recommendation (any of the foregoing in this clause (v), an “Adverse Recommendation Change”), (vi) grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries or (vii) authorize or permit any of the Company’s (or any of its Subsidiaries’) Agents to take any such action or other actions as would adversely affect Parent’s ability to consummate the Merger. Without limiting the foregoing, it is agreed that any violation of the restrictions on the Company or any of its Subsidiaries set forth in the preceding sentence by any Agent of the Company, any of its Subsidiaries or the Shareholders shall be a breach of this Section by the Company. The Company shall, and shall cause its Subsidiaries and Agents to, and the Shareholders shall, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party conducted prior to the date of this Agreement with respect to any Acquisition Proposal and shall use its reasonable best efforts to cause any such Third Party (or its agents or advisors) in possession of confidential information about the Company or any of its Subsidiaries that was furnished by or on behalf of the Company, any of its Subsidiaries or any of the Shareholders to return or destroy all such information. During the term of this Agreement, none of the Company, any of its Subsidiaries or any of the Shareholders shall take any actions to make any state takeover statute (including any Delaware state takeover statute) or similar statute inapplicable to any Acquisition Proposal.

(b) Notwithstanding the foregoing, at any time prior to the Company Shareholder Approval, the Board of Directors of the Company, directly or indirectly through advisors, agents or other intermediaries, may, subject to compliance with Section 5.9(c), (i) engage in negotiations or discussions with any Third Party that, subject to the Company’s compliance with Section 5.9(c), has made after the date of this Agreement a Superior Proposal or an unsolicited bona fide Acquisition Proposal that the Board of Directors of the Company reasonably believes (after considering the advice of a financial advisor of nationally recognized reputation and outside legal counsel) will lead to a Superior Proposal, (ii) thereafter furnish to such Third Party nonpublic information relating to the Company or any of its Subsidiaries pursuant to a confidentiality agreement with terms no less favorable to the Company than those contained in the Confidentiality Agreement (a copy of which shall be provided, promptly after its execution, for informational purposes only to Parent); provided that all such information (to the extent that such information has not been previously provided or made available to Parent) is provided or made available to Parent, as the case may be, prior to or substantially concurrently with the time it is provided or made available to such Third Party) and (iii) following receipt of a Superior Proposal after the date of this Agreement, make an Adverse Recommendation Change, but in each case referred to in the foregoing clauses (i) through (iii) only if the Board of Directors of the Company determines in good faith by a majority vote, after considering advice from outside legal counsel to the Company, that the failure to take such action is inconsistent with its fiduciary duties under Applicable Law.

(c) The Board of Directors of the Company shall not take any of the actions referred to in clauses (i) through (iii) of Section 5.9(b) unless the Company shall have delivered to Parent a prior written notice advising Parent that it intends to take such action, and the

Company shall continue to advise Parent after taking such action of the status and terms of any discussions and negotiations with the Third Party. In addition, the Company shall notify Parent promptly (but in no event later than 24 hours) after receipt by the Company (or any of its Subsidiaries or Agents) of any Acquisition Proposal, any indication that a Third Party is considering making an Acquisition Proposal or of any request for information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries by any Third Party that may be considering making, or has made, an Acquisition Proposal, which notice shall be provided orally and in writing and shall identify the Third Party making, and the terms and conditions of, any such Acquisition Proposal, indication or request (including any changes thereto). The Company shall keep Parent fully informed, on a current basis, of the status and details of any such Acquisition Proposal, indication or request (including any changes thereto) and shall promptly (but in no event later than 24 hours after receipt) provide to Parent copies of all correspondence and written materials sent or provided to the Company or any of its Subsidiaries that describes any terms or conditions of any Acquisition Proposal.

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any Third Party indication of interest in, (A) any acquisition or purchase, direct or indirect, of 15% or more of the consolidated assets of the Company or over 15% of any class of equity or voting securities of the Company or any of its Subsidiaries, (B) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such Third Party beneficially owning 15% or more of any class of equity or voting securities of the Company or any of its Subsidiaries, (C) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries or (D) any other transaction the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the Merger or which could reasonably be expected to dilute materially the benefits to Parent of the transactions contemplated hereby.

“Superior Proposal” means any bona fide, unsolicited written Acquisition Proposal for all of the outstanding Shares on terms that the Board of Directors of the Company determines in good faith by a majority vote, after considering the advice of a financial advisor of nationally recognized reputation and outside legal counsel and taking into account all the terms and conditions of the Acquisition Proposal would result in a transaction (i) that if consummated, is materially more favorable to Shareholders from a financial point of view than the Merger or, if applicable, any proposal by Parent to amend the terms of this Agreement taking into account all the terms and conditions of such proposal and this Agreement (including the expected timing and likelihood of consummation, taking into account any governmental and other approval requirements), (ii) that is reasonably capable of being completed on the terms proposed, taking into account the identity of the person making the proposal, any approval requirements and all other financial, legal and other aspects of such proposal and (iii) for which financing, if a cash transaction (whether in whole or in part), is then fully committed or reasonably determined to be available by the Board of Directors of the Company.

“Third Party” means any Person, including as defined in Section 13(d) of the Exchange Act, other than Parent or any of its Affiliates, and the directors, officers, employees, agents and advisors of such Person, in each case, acting in such capacity.

5.10 Shareholder Litigation. The Company shall promptly notify Parent and give Parent the opportunity to participate in the defense or settlement of any Action brought by any Shareholder against the Company, its Subsidiaries and/or its directors relating to the transactions contemplated by this Agreement, and no settlement of any such Action shall be agreed to without Parent’s prior written consent, which shall not be unreasonably delayed or conditioned.

5.11 Spreadsheet. The Company shall prepare and deliver to Parent and the Payment Agent, at or prior to the Closing, a spreadsheet or spreadsheets in form reasonably acceptable to Parent and the Payment Agent, which spreadsheet shall be dated as of the Closing Date and shall set forth, as of the Closing Date, all factual information relating to holders of all Shares and Company Options reasonably requested by Parent and the Payment Agent, including (a) the names of all Shareholders of the Company and holders of Company Options and their respective addresses, (b) the number of Shares and Company Options held by such Persons and, for Shares, the respective certificate numbers, (c) the portion of the Initial Merger Consideration payable to each Securityholder, and (d) the interest of each Significant Securityholder in the Escrow Account (the “Spreadsheet”).

5.12 SAS Review. Following the date hereof, the Company shall cooperate and provide reasonable assistance to Parent with respect to Parent’s review under Statement on Auditing Standards No. 100 of the Company’s interim financial statements for each period for which such statements are required to be included, or are included, in any filing of Parent with SEC.

5.13 Supplemental Schedule of Accounts Receivable. Not later than three days prior to the Closing Date, the Company shall supplement Schedule 2.11(a) setting forth all the accounts receivable of the Company and any Subsidiary of the Company and an aging schedule relating thereto as of the end of the last completed calendar month prior to the Closing Date.

5.14 Disposition of IC-DISC. Prior to the Closing Date, the Company shall cause (a) all of the issued and outstanding equity interests in the IC-DISC to be distributed to the Shareholders in accordance with IC-DISC’s organizational documents and applicable Law or (b) the IC-DISC to be liquidated and dissolved, and shall terminate all intercompany agreements between IC-DISC, on the one hand, and the Company or any of its Subsidiaries, on the other hand.

ARTICLE 6

COVENANTS OF PARENT

6.1 Notification of Certain Matters. Parent shall give prompt notice to the Company if any of the following occur after the date of this Agreement: (i) receipt of any notice or other communication from any Third Party alleging that the consent, approval, waiver or authorization of, notice to or declaration or filing with, such Third Party is or may be required in connection with the transactions contemplated by this Agreement, (ii) receipt of any material notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement, (iii) the commencement or threat of any Action involving or affecting Parent, or any of its property or assets which, if pending on the date hereof, would have been required to have been disclosed in or pursuant to this Agreement or which relates to the consummation of the Merger or any material development in connection with any Action disclosed by Parent in or pursuant to this Agreement, or (iv) the occurrence of any event that would cause a breach by Parent of any provision of this Agreement, including such a breach that would occur if such event had taken place on or prior to the date of this Agreement.

6.2 Reasonable Best Efforts; Cooperation.

(a) Upon the terms and subject to the conditions set forth in this Agreement, Parent agrees to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the Company in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated hereby, including, but not limited to, (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Authorities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Authority, (ii) timely making all necessary filings under the HSR Act, (iii) the performance of Parent’s obligations under this Agreement, (iv) the obtaining of all necessary consents, approvals or waivers from Third Parties, and (v) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated hereby and to fully carry out the purposes of this Agreement; provided, however, that nothing in this Agreement shall require, or be construed to require, Parent to (A) proffer to, or agree to, sell, divest, lease, license, transfer, dispose of or otherwise hold separate or encumber, before or after the Effective Time, any assets, licenses, operations, rights, product lines, businesses or interest therein of Parent, the Company or any of their respective Affiliates (or to consent to any sale, divestiture, lease, license, transfer, disposition or other encumbrance by Parent, the Company or the Surviving Company of any of their assets, licenses, operations, rights, product lines, businesses or interest therein or to consent to any agreement to take any of the foregoing actions), (B) agree to any material changes (including through a licensing arrangement) or restriction on, or other impairment of Parent’s ability to own or operate, any such assets, licenses, operations, rights, product lines, businesses or interests therein or Parent’s ability to vote, transfer, receive dividends or otherwise exercise full ownership rights with respect to the stock of the Surviving Company, (C) defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed or (D) waive any condition to the obligation of Parent and Acquisition Subsidiary to proceed with the Closing as set forth in Section 7.3.

(b) In furtherance and not in limitation of the foregoing, Parent shall make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and in any event within ten

Business Days after the date of this Agreement and all other filings required (i) under any applicable non-US antitrust or competition laws (together with the Notifications and Report Forms pursuant to the HSR Act, the Antitrust Filings) and (ii) under any other applicable competition, merger control, antitrust or similar law that Parent deems advisable or appropriate with respect to the transactions contemplated hereby as promptly as practicable and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and to use their reasonable best efforts to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable.

6.3 Benefits Covenant. On and after the Effective Time, Parent shall, or shall cause the Surviving Company to:

(a) provide the employees of the Company as of the Effective Time for so long as they remain employed by the Company (the “Covered Employees”) with the same or substantially similar employee benefits and compensation plans, programs and arrangements that are provided to similarly situated employees of Parent and its Subsidiaries;

(b) to the extent permitted under the terms of any employee benefit or compensation plan, program or arrangement adopted, maintained or contributed to by Parent or the Surviving Company in which Covered Employees are eligible to participate, provide all Covered Employees with service credit for purposes of eligibility, participation, vesting, vacation and levels of benefits (but not for benefit accruals under any defined benefit pension plan), under any employee benefit or compensation plan, program or arrangement adopted, maintained or contributed to by Parent or the Surviving Company in which Covered Employees are eligible to participate, for all periods of employment with the Company (or any predecessor entities) prior to the Effective Time and with the Surviving Company and any of its Affiliates on and after the Effective Time; and

(c) provide the employees of the Company as of the Effective Time with the ability to participate in (i) the Company’s 2013 employee bonus plan attached hereto as Schedule 6.3 (to the extent such employees are currently participating in such plan) and (ii) Parent’s 2014 employee bonus plan under which cash bonuses may be earned based on the extent to which Parent and its subsidiaries, on a consolidated basis, achieve certain pre-set financial performance targets, with such participation being subject to and in accordance with the terms of such bonus plan.

ARTICLE 7

CONDITIONS PRECEDENT

AND ADDITIONAL COVENANTS

7.1 Conditions to Each Party’s Obligations. The respective obligations of each party to proceed with the Closing shall be subject to the fulfillment or, to the extent permissible, waiver at or prior to the Effective Time of the following conditions:

(a) No Injunction or Action. No order, statute, rule, regulation, executive order, stay, decree, investigation, judgment or injunction shall have been enacted, entered, promulgated or enforced by any court or other Governmental Authority, which prohibits or prevents the consummation of the Merger and which has not been vacated, dismissed or withdrawn by the Effective Time. The Company and Parent shall use their reasonable best efforts to have any of the foregoing vacated, dismissed or withdrawn by the Effective Time.

(b) Requisite Shareholder Approval. The Company shall have received the Requisite Shareholder Approval at or prior to the Effective Time.

(c) Governmental Approvals. All consents as set forth on Schedule 7.1(c) of any Governmental Authority required for the consummation of the Merger and the transactions contemplated by this Agreement shall have been obtained.

(d) HSR Act. Any waiting period applicable to the Merger under (i) the HSR Act and (ii) any comparable merger control laws in the jurisdictions listed in Schedule 7.1(d) shall have expired or earlier termination thereof shall have been granted and no action shall have been instituted by either the United States Department of Justice or the Federal Trade Commission or any private action by a state attorney general or other Governmental Authority to prevent the consummation of the transactions contemplated by this Agreement or to modify or amend such transactions in any material manner, or if any such action shall have been instituted, it shall have been withdrawn or a final judgment shall have been entered against such Department or Commission, as the case may be.

7.2 Conditions to Obligations of the Company. The obligation of the Company to proceed with the Closing shall be subject to the fulfillment at or prior to the Effective Time of the following additional conditions, any one or more of which may be waived by the Company:

(a) Performance of Obligations; Representations and Warranties. (i) Parent shall have performed in all material respects each of its agreements contained in this Agreement and the Escrow Agreement required to be performed at or prior to the Closing, (ii) each of the representations and warranties of Parent contained in this Agreement shall be true and correct in all material respects (disregarding all qualifications or limitations as to “materially,” “Material Adverse Effect” and words of similar import set forth therein) on and as of the date of this Agreement and on and as of the Closing Date as if made on and as of such date (or, in the case of those representations and warranties that are made as of a particular date or period, as of such date or period) and (iii) the Representative shall have received a certificate, dated the Closing Date, from Parent, signed on behalf of Parent, by a duly authorized officer of Parent, to such effect.

(b) Deliveries. Parent shall have made and tendered, or caused to be made and tendered, delivery of all of the items required by Section 1.9 and such other customary documents, instruments or certificates as shall be reasonably requested by the Representative and as shall be consistent with the terms of this Agreement.

7.3 Conditions to Obligations of Parent and Acquisition Subsidiary. The obligations of Parent and Acquisition Subsidiary to proceed with the Closing shall be subject to the fulfillment at or prior to the Effective Time of the following additional conditions, any one or more of which may be waived by Parent:

(a) Performance of Obligations; Representations and Warranties. (i) The Company and the Representative shall have performed in all material respects each of their agreements contained in this Agreement and the Escrow Agreement required to be performed at or prior to the Closing, (ii) each of the representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects (disregarding all qualifications or limitations as to “materially,” “Material Adverse Effect” and words of similar import set forth therein) at and as of the date of this Agreement and on and as of the Closing Date as if made at and as of such date (or, in the case of those representations and warranties that are made as of a particular date or period, as of such date or period) and (iii) Parent shall have received certificates, dated the Closing Date, from each of the Company and the Representative, signed on behalf of each such Party, by a duly authorized officer of such Party, to such effect.

(b) Performance of Obligations; Representations and Warranties Contained in the Side Agreements. (i) Each Significant Securityholder shall have executed and delivered a Side Agreement, (ii) each Side Agreement shall remain in full force and effect on and as of the Closing Date, (iii) each Significant Securityholder shall have performed in all material respects each of his, her or its agreements required to be performed on or prior to the Closing Date under the Side Agreement to which he, she or it is a party, (iv) each of the representations and warranties of each Significant Securityholder contained in his, her or its Side Agreement shall be true and correct in all material respects (disregarding all qualifications or limitations as to “materially,” “Material Adverse Effect” and words of similar import set forth therein) on and as of the date of this Agreement and on and as of the Closing Date as if made on and as of such date (other than representations and warranties which address matters only as of a certain date which shall be true and correct as of such certain date) and (v) Parent shall have received a certificate, dated the Closing Date, from the Representative, signed on behalf of each such Significant Securityholder, to such effect.

(c) No Material Adverse Effect. Since the date of this Agreement, there shall have been no Company Material Adverse Effect, and Parent shall have received a certificate dated the Closing Date, signed on behalf of the Company by the Chief Executive Officer and Chief Financial Officer of the Company, that there has been no Company Material Adverse Effect.

(d) Consents. All consents and approvals set forth on Schedule 7.3(d), shall have been obtained on terms and conditions reasonably acceptable to Parent and shall be in full force and effect.

(e) No Pending Action. There shall not be instituted, pending or threatened any action, investigation or proceeding by any Governmental Authority, and there shall not be instituted, pending or threatened any action or proceeding by any other person, domestic or foreign, before any Governmental Authority, (A) challenging or seeking to make illegal, to delay materially or otherwise, directly or indirectly, to restrain or prohibit the consummation of the Merger, seeking to obtain material damages or imposing any material adverse conditions in connection therewith or otherwise, directly or indirectly relating to the transactions contemplated by the Merger, (B) seeking to restrain, prohibit or delay the exercise of full rights of ownership or operation by Parent or Acquisition Subsidiary or their Affiliates of all or any portion of the business or assets of the Company or any of its Subsidiaries or of Parent or Acquisition Subsidiary or any of their Affiliates, or to compel Parent or Acquisition Subsidiary or any of their Affiliates to dispose of or hold separate all or any material portion of the business or assets of the Company or any of its Subsidiaries or of Parent or Acquisition Subsidiary or any of their Affiliates, (C) seeking to impose or confirm material limitations on the ability of Parent or Acquisition Subsidiary or any of their Affiliates to exercise full rights of the ownership of the equity interests of the Company, including, without limitation, the right to vote the Shares of the Company acquired or owned by Parent or Acquisition Subsidiary or any of their Affiliates on all matters properly presented to the holders of such equity interests, (D) seeking to require divestiture by Parent or Acquisition Subsidiary or any of their Affiliates of the equity interests of the Company or any of its Subsidiaries or any assets of the Company or any of its Subsidiaries, or (E) that otherwise would reasonably be expected to have a Company Material Adverse Effect.

(f) Appraisal Rights. The Company shall not have received notice of demand for appraisal of Shares from holders of more than 2% of the Shares on an as-converted basis.

(g) Side Agreements, Option Cancellations Agreements, Releases Employment Agreements, and Non-Competition and Confidentiality Agreements. (i) The Employment Agreements and Non-Competition and Confidentiality Agreements with the individuals listed on Schedule 7.3(g), (ii) the Option Cancellation Agreements and Releases delivered on the date hereof and (iii) the Side Agreements shall remain in full force and effect on and as of the Closing Date.

(h) Securityholder Non-Competition Agreements. Each Securityholder Non-Competition Agreement shall remain in full force and effect on and as of the Closing Date.

(i) Deliveries. The Representative shall have made and tendered, or caused to be made and tendered, delivery of all of the items required by Section 1.8 and such other customary documents, instruments or certificates as shall be reasonably requested by Parent and as shall be consistent with the terms of this Agreement, all of which shall be in full force and effect.

7.4 Certain Filings. The Company and Parent shall cooperate with one another (i) in determining, with Parent making any final determination, whether any action by or in respect of, or filing with, any Governmental Authority is required or advisable, or any actions, consents, approvals or waivers are required to be obtained from parties to any material Contracts, in connection with the consummation of the transactions contemplated by this Agreement and (ii) in taking, upon Parent’s direction, such actions or making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such actions, consents, approvals or waivers.

7.5 Public Announcements; Confidentiality. Prior to the Effective Time, Parent and the Company shall consult with each other before issuing any press release, making any statement or communication to any Third Party (other than their respective Agents, including legal counsel, tax advisors and accountants) or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the transactions contemplated hereby, including, if applicable, its termination and the reasons therefor, and, except as may be required by applicable Law or any listing agreement with or rule of any national securities exchange or association, no Party shall issue any such press release, make any such statement or communication or schedule any such press conference or conference call without the consent of the other Party.

7.6 Further Assurances. From and after the Closing, the Parties shall do such acts and execute such documents and instruments as may be reasonably required to make effective the transactions contemplated hereby.

7.7 Taxes.

(a) All stamp, transfer, documentary, sales, use, withholding, registration and other such Taxes, levies and fees, including any penalties and interest, and all conveyance fees, recording charges and other fees and charges incurred by the Company or its Subsidiary directly or indirectly in connection with consummation of the transactions contemplated by this Agreement shall be paid by the Securityholders when due, regardless of whether such Taxes are imposed on the Company, a Subsidiary, Surviving Company, or Parent. The Representative (on behalf of the Securityholders) will, at its own expense, file all necessary Tax Returns and other documentation with respect to all such Taxes, fees and charges, and if required by applicable Law, Parent will join in the execution of any such Tax Returns and other documentation. Each Securityholder shall remain liable for any Taxes imposed on him as a result of the transactions contemplated by this Agreement.

(b) Representative shall prepare or cause to be prepared (in a manner consistent with the Company’s past practice except as otherwise required by applicable Tax Law), and timely file or cause to be filed, at the Significant Securityholders’ cost and expense, all Income Tax Returns of the Company and its Subsidiaries for any Tax year or period ending on or before the Closing Date that are due after the Closing Date (“Pre-Closing Period”). Representative shall provide Parent with a draft of any such proposed Tax Return for any Pre-Closing Period (“Pre-Closing Period Income Tax Returns”) in a form ready for filing no less than 30 days prior to the due date of such Pre-Closing Period Income Tax Return, including any extensions of time to file in effect. Representative shall consider in good faith any comments or proposed revisions to any such Pre-Closing Period Income Tax Return that Parent submits to Representative in writing no later than ten days following the Parent’s receipt of such Pre-Closing Period Income Tax Return and incorporate any comments or proposed revisions if Parent reasonably believes that filing such Pre-Closing Period Income Tax Return without such comments or proposed revisions may subject Parent to penalties or additions to Tax. All Taxes payable with respect to the Tax Returns to be filed pursuant to this Section 7.7(b) (excluding additional taxes incurred as a result of the 338(h)(10) Election other than such taxes due as a result of Section 1374 of the Code, if any) shall be borne by the Significant Securityholders and paid to Parent no later than seven Business Days prior to the due date for filing such Tax Returns to the extent such Taxes are not reflected in the Final Closing Indebtedness. Parent shall cause Company to timely file all Tax Returns described in this Section 7.7(b) and remit the corresponding Taxes reflected thereon to the appropriate Tax authorities.

(c) Parent shall prepare or cause to be prepared, and file or cause to be filed, all Tax Returns of the Company and its Subsidiaries and the Surviving Company for (x) any Pre-Closing Period that is not a Pre-Closing Period Income Tax Return and (y) for any Tax year or period beginning on or before and ending after the Closing Date (a “Straddle Period”). Parent shall provide to the Representative a draft of each such Tax Return to the extent the Tax liability on such Tax Return exceeds the accrual for Taxes on the Closing Balance Sheet no later than (i) 30 days prior to the due date of each such Tax Return, that relates to Income Taxes, or (ii) 5 days prior to the due date of each such Tax Return that does not relate to Income Taxes. Parent shall revise such Tax Returns to reflect Representative’s comments and proposed revisions that are provided no later than 2 days prior to the applicable due date, unless Parent believes in good faith that such comments and revisions are materially detrimental to Parent. Any disputes between Parent and the Representatives with respect to such Tax Returns and Representative’s comments thereto shall be resolved by the Auditor in a manner similar to that described in Section 1.10(b). If a Tax Return as filed does not conform to the Auditor’s determination, Parent will amend any applicable Tax Return. The Representative shall pay to Parent within seven Business Days after the date on which Taxes are paid for any Straddle Period, an amount equal to the portion of such Taxes for the portion of such Straddle Period ending on the Closing Date, except to the extent such Taxes are reflected in the Final Closing Indebtedness. For the purposes of this Section 7.7(c), in the case of any Taxes that are imposed on a periodic basis and are payable with respect to a Straddle Period, the portion of such Taxes for the portion of such Straddle Period ending on the Closing Date shall (i) in the case of any Taxes other than an Income Tax, be deemed to be the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days in the Straddle Period ending on the Closing Date, and the denominator of which is the number of days in the entire Straddle Period, and (ii) in the case of any Income Tax, be deemed to be equal to the amount that would be payable if the relevant Tax period ended on the Closing Date pursuant to an interim closing-of-the-books. Any credits or refunds relating to a Straddle Period shall be taken into account as though the relevant Tax period ended on the Closing Date. All determinations necessary to give effect to the allocations described in this Section 7.7(c) shall be made in a manner consistent with the prior practice of the Company, except for changes required by Law. Such Tax Returns shall be prepared in a manner consistent with the prior practices of the Company, provided that such prior practices are in accordance with applicable Law. For purposes of any amount that is required to be included under Section 951(a) of the Code for the Company or its Subsidiaries with respect to a Straddle Period, the amount of income required to be included under Section 951(a) of the Code for the portion of the Straddle Period ending on the Closing Date (the “Pre-Closing Section 951 Amount” ) shall be determined based on an interim closing-of-the-books as of the end of the Closing Date (and for such purpose, the taxable period of any pass-through entity in which the Company or its Subsidiaries holds a beneficial interest shall be deemed to terminate at such time); provided that the calculation of the Pre-Closing Section 951 Amount shall include the concepts set forth in Section 951(a)(2)(B) of the Code.

(d) The Representative and Parent agree to furnish or cause to be furnished to each other, upon request, as promptly as practical, such information (including reasonable access to books and records, Tax Returns and Tax filings) and assistance as is reasonably necessary for the filing of any Tax Return, the conduct of any Tax audit, and for the prosecution or defense of any claim, suit or proceeding relating to any Tax matter. The Representative and Parent shall cooperate with each other in the conduct of any Tax audit or other Tax proceedings and each shall execute and deliver such powers of attorney and other documents as are necessary to carry out the intent of this Section 7.7. Any Tax audit or other Tax proceeding shall be deemed to be a Third-Person Claim subject to the procedures set forth in Section 8.5 of this Agreement.

(e) Notwithstanding anything to the contrary, the Parties agree that all transactions occurring on the Closing Date shall be reported in a Pre-Closing Period Tax Return to the extent permitted by Treasury Regulations section 1.1502-76(b)(1)(ii)(B).

(f) Prior to the Closing Date, the Company shall terminate any intercompany agreements or obligations, if any, and settle any intercompany accounts between or among any of the Company and its Subsidiaries and satisfy the covenant set forth in Section 5.14.

(g) Each Shareholder covenants and agrees to join with Parent to make an election pursuant to Section 338(h)(10) of the Code (and any comparable election under state, local or non-U.S. Law) (“338(h)(10) Election”), to execute any and all documents, take all actions, and file such forms (including IRS Form 8023) as necessary to effectuate such election. Parent shall prepare an allocation of the Merger Consideration and liabilities of the Company among the Company’s assets and covenants contained in the Securityholder Non-Competition Agreement in accordance with Sections 1060 and 338 of the Code, which allocation shall be provided to the Representative for the Representative’s review, subject to the allocation for the Securityholder Non-Competition Agreement which is set forth on Schedule 7.7(g). If the Parties agree as to such allocation, the Parties shall report for all Tax purposes (including without limitation report on IRS Form 8883) the allocation of the Merger Consideration and liabilities of the Company in a manner consistent with this Section 7.7(g) and such allocation and shall take no Tax position contrary thereto.

(h) Parent shall pay an amount (the “Gross Up”), calculated in accordance with Schedule 7.7(h), to each Shareholder to compensate such Shareholder for the tax cost solely attributable to the increased liability for U.S. federal and state income tax and, if applicable, corporate level state taxes (if payable by the Shareholders or Significant Securityholders pursuant to this Agreement), as a result of (i) the Section 338(h)(10) Election and (ii) an additional amount to satisfy the federal and state tax liability resulting from the receipt of the amount described in clause (i) of this Section 7.7(h); provided, however, that (i) the Gross Up shall be net of any Tax benefit received by the Shareholders with respect to the cashing out of the Company Options pursuant to Section 1.7(a) and other costs arising from the transactions contemplated hereby but only after such benefit is first used to offset any salaries or other ordinary income received from the Company by the Shareholders and (ii) the Gross Up shall be determined under the assumption that each Shareholder’s sole source of income or loss is with respect to its ownership of Shares of the Company. Shareholders shall deliver to the Parent within thirty (30) days after the Closing Date a detailed computation of the Gross Up and such other schedules and information that may be relevant to such computation for Parent’s approval, which shall not be unreasonably withheld. Such computation shall be determined by using the highest blended federal and California state tax rate applicable to individuals, and take into account the state taxes applicable to corporations. In the event that the amount in clause (i) is negative, no amount under clause (ii) shall be payable. Should the 338(h)(10) Election be audited and, in turn, a reallocation by the Internal Revenue Service results in the imposition of additional Taxes upon the Shareholders, the foregoing calculation shall be adjusted. Parent shall promptly pay to Shareholders the Gross Up in order to allow timely payment of the applicable Taxes. Parent hereby agrees to file the Tax Returns of the Company and the Shareholders agree to file their respective Tax Returns in a manner consistent with the Gross Up. The Gross Up shall be treated as an adjustment to Merger Consideration for all Tax purposes to the extent permitted by Law.

(i) The Company and Shareholders shall not revoke the Company’s election to be taxed as an S corporation within the meaning of Sections 1361 and 1362 of the Code or any other corresponding provision of state or local law. The Company and Shareholders shall not take or allow any action (other than the sale of the Shares pursuant to this Agreement) that would result in the termination of the Company’s status as a validly electing S corporation within the meaning of Sections 1361 and 1362 of the Code.

(j) If any Tax authority determines or proposes to determine that the Company did not have a valid election in effect under Section 1362(a) of the Code to be treated as an S corporation as of the Closing Date (without regard to the transfer of Shares under this Agreement), the Sellers shall cooperate with Parent, and use their reasonable best efforts, to obtain from the IRS a waiver of the termination and reinstatement of such S corporation status through the Closing Date pursuant to Section 1362(f) (or any similar relief available with respect to state and local income taxation). In the event of such a challenge to the S corporation status of the Company, the Shareholders shall promptly take all reasonable steps pursuant to Section 1362(f)(3) of the Code, and shall make such adjustments as may be required by the IRS pursuant to Section 1362(f)(4) as a condition of obtaining such waiver and reinstatement of S corporation status through the Closing Date (and any similar adjustments required under analogous state and local tax provisions). The Shareholders shall bear the entire expense of procuring the waiver and reinstatement of S corporation status of the Company described above, including the legal, accounting and Tax costs of taking such steps and of making such adjustments as may be reasonably required.

(k) Neither the Company nor its Shareholders shall settle or otherwise resolve a proposed Tax adjustment that relates to any Tax period (or portion thereof) ending on or before the Closing Date in a manner that would increase the Tax liability of Parent, the Company or any of its Subsidiaries, or an Affiliate of any of the foregoing, in a Tax period (or portion thereof) ending after the Closing Date without the prior written consent of Parent, which consent shall not be unreasonably withheld.

(l) None of the Parent, the Company or any Affiliate thereof shall settle or otherwise resolve a proposed Tax adjustment that relates to any Tax period (or portion thereof) ending after the Closing Date in a manner that would increase the Tax liability of the

Shareholders in a Tax period (or portion thereof) ending on or before the Closing Date without the prior written consent of the Shareholders, which consent shall not be unreasonably withheld, but only to the extent such proposed Tax adjustment relates to Taxes for which Parent would otherwise be indemnified pursuant to Section 8.2(a)(vii).

ARTICLE 8

INDEMNIFICATION

8.1 Survival of Representations and Warranties and Covenants. The representations and warranties of the Parties made herein shall survive the Closing and continue in effect through and including the later of (a) the 15-month anniversary of the Closing Date and (b) March 31, 2015, except that the representations and warranties of the Company under Section 2.1 (Organization, Qualification and Power), Section 2.2 (Subsidiaries), Section 2.3 (Capitalization and Related Matters), Section 2.4 (Enforceability; Noncontravention), Section 2.8 (Taxes), Section 2.14 (Intellectual Property), Section 2.21 (Environmental Matters), Section 2.24 (Employee Benefit Matters) and the representations and warranties of the Securityholders under Section 3.1 (which are made pursuant to the Side Agreements, Letters of Transmittal and Option Cancellation Agreements) shall survive the Closing and continue in effect until the expiration of all applicable statutes of limitations with respect to the matters addressed therein (including any extensions or tollings thereof). The covenants made by the Parties herein shall survive in accordance with their respective terms, and if no specific term is specified, in perpetuity. Any claims under this Agreement with respect to a breach of a representation and warranty or covenant must be asserted by written notice within the applicable survival period contemplated by this Section 8.1, and if such a notice is given, the survival period for such representation and warranty shall continue until the claim is fully resolved.

8.2 Indemnification of Parent.

(a) Pursuant to this Agreement, the Escrow Agreement and the Side Agreements and subject to the limitations contained in this Article 8, Parent and its Affiliates (including, from and after the Closing, the Surviving Company and the Company) and the shareholders, directors, officers, partners, employees, successors, assigns, representatives and agents of each of them in their capacities as such (the “Parent Indemnified Persons”), shall be indemnified and held harmless from and against, any and all claims, losses, judgments, orders, damages, liabilities, expenses or costs (“Losses”), plus reasonable attorneys’ fees and expenses incurred or accrued in connection with Losses and/or enforcement of this Agreement, the Escrow Agreement or any other ancillary document and interest on the amount of such Losses at the Prime Rate, as it appears in the Wall Street Journal, from the date that such Losses were incurred until the day immediately prior to the date of payment to the Indemnified Party, determined based on a 360-day year (in all, “Indemnified Losses”), incurred or to be incurred by any of them resulting from or arising out of:

(i) any breach of any representation or warranty made by the Company or the Representative in this Agreement or the Escrow Agreement or any other ancillary document;

(ii) any nonfulfillment, nonperformance, nonobservance or other breach or violation, or default in performance by the Company (in the case of the Company, prior to or at the Closing) or the Representative of, any covenant or agreement contained in this Agreement, the Escrow Agreement or any other ancillary document;

(iii) any Indebtedness of the Company immediately prior to the Closing, but only to the extent not taken into account in determining the Merger Consideration;

(iv) any Company Transaction Expenses, but only to the extent not taken into account in determining the Merger Consideration;

(v) any claims made by current or former holders of any equity or debt of the Company (including, without limitation, the holders of any Common Stock or any options or warrants to purchase equity or debt of the Company) of any kind or nature whatsoever, in such capacity as an equity or debt holder or any other capacity, in each case whether absolute or contingent, liquidated or unliquidated, known or unknown, and whether arising under any agreement or understanding (other than those of the Shareholders arising under this Agreement or any of the other agreements executed and delivered by Parent in connection herewith) or otherwise at law or equity (other than claims for which the facts or circumstances giving rise to such claim first occur following the Effective Time);

(vi) any claims for appraisal or dissenters’ rights with respect to any Shares under CGCL or any other applicable Law; or

(vii) Taxes of the Company or any Subsidiary, or their liability, if any (for example, by reason of transferee liability or application of Treasury Regulations section 1.1502-6) for Taxes of others, including, but not limited to, Shareholders or any Affiliate of Shareholders, or Indemnified Losses payable with respect to Taxes claimed or assessed against the Company for any Tax period (or portion thereof) ending on or before the Closing Date or as a result of the transactions contemplated hereby (to the extent such Taxes are not reflected in the Final Closing Indebtedness);

(viii) the matters set forth on Schedule 8.2(a)(viii) (the “Scheduled Indemnity Matters”).

(b) In consideration of the Parent’s agreement to pay the Merger Consideration, the consummation of the transactions contemplated hereby and other good and valuable consideration (the receipt and sufficiency of which is hereby agreed to and acknowledged), by execution of the Side Agreements, the Significant Securityholders shall severally and not jointly indemnify and hold harmless each of the Parent Indemnified Persons from and against, and each Significant Securityholder shall thereby waive any claim for contribution or indemnity from any of the Parent Indemnified Persons with respect to such Significant Securityholder’s Percentage of, any Indemnified Losses incurred or to be incurred by any of the Parent Indemnified Persons resulting from, arising out of, Section 8.2(a)(i) through

Section 8.2(a)(vii) or fraud, willful misconduct or intentional misrepresentation. For purposes of this Agreement, the term “Percentage” means, with respect to each Significant Securityholder, the amount calculated as follows and expressed as a percentage: the aggregate Merger Consideration which such Significant Securityholder is entitled to receive (including Merger Consideration payable to Significant Securityholders pursuant to Section 1.7) hereunder divided by the aggregate Merger Consideration payable to all Significant Securityholders hereunder (including Merger Consideration payable to Significant Securityholders pursuant to Section 1.7). Any amounts owed to Parent Indemnified Persons for such Indemnified Losses shall first be paid out of the Escrow Account in accordance with the Escrow Agreement and then, to the extent that such Indemnified Losses exceed the then available balance in the Escrow Account or indemnification for such Indemnified Losses is due after termination of the Escrow Account, pursuant to this Section 8.2(b). Except for Indemnified Losses resulting from, arising out of, or directly or indirectly connected to fraud, willful misconduct or intentional misrepresentation, a Significant Securityholder’s obligations under this Section 8.2(b) shall not exceed the aggregate amount of Merger Consideration paid or payable to such Significant Securityholder.

(c) By execution of a Side Agreement, Letter of Transmittal and/or Option Cancellation Agreement, each Securityholder shall severally and not jointly hold the Parent Indemnified Persons harmless and indemnify each of them from and against, and each Securityholder waives any claim for contribution or indemnity from any of the Parent Indemnified Persons (including the Surviving Company and the Company) with respect to, any and all Indemnified Losses incurred or to be incurred by any of them resulting from or arising out of:

(i) any breach of any representation or warranty made by such Securityholder in such Side Agreement, Letter of Transmittal and/or Option Cancellation Agreement, it being agreed and acknowledged that with respect to this Section 8.2(c)(i) each Securityholder is providing indemnity only with respect to breaches of representations and warranties made by such Securityholder in such Side Agreement Letter of Transmittal and/or Option Cancellation Agreement and not those of any other Securityholder in any other Side Agreement, Letter of Transmittal and/or Option Cancellation Agreement and that each Securityholder shall be liable under this Section 8.2(c)(i) only for the Indemnified Losses for which such Securityholder is providing indemnity under this Section 8.2(c)(i), without being limited to such Securityholder’s percentage thereof and no other Securityholder shall be liable for any such Indemnified Losses; or

(ii) any nonfulfillment, nonperformance, nonobservance or other breach or violation, or default in performance, by such Securityholder of any covenant or agreement of such Securityholder contained in such Side Agreement, Letter of Transmittal and/or Option Cancellation Agreement it being agreed and acknowledged that with respect to this Section 8.2(c)(ii) each Securityholder is providing indemnity only with respect to the nonfulfillment, nonperformance, nonobservance or other breach or violation, or default in performance, of the covenants and agreements made by such Securityholder in such Side Agreement, Letter of Transmittal and/or Option Cancellation Agreement and not with respect to those of any other Securityholders in any other Side

Agreement, Letter of Transmittal and/or Option Cancellation Agreement and that each Securityholder shall be liable under this Section 8.2(c)(ii) only for the Indemnified Losses for which such Securityholder is providing indemnity under this Section 8.2(c)(ii), without being limited to such Securityholder’s percentage thereof and no other Securityholder shall be liable for any such Indemnified Losses.

(d) Prior to the Closing, the Parent Indemnified Persons shall be entitled to recover any Indemnified Losses to which they are entitled hereunder from the Company under this Agreement or from the Securityholders under this Agreement and the Side Agreements, Letters of Transmittal and/or Option Cancellation Agreements. From and after the Closing, the Parent Indemnified Parties shall be entitled to recover any Indemnified Losses to which they are entitled hereunder from the Escrow Account or pursuant to the Side Agreements, Letters of Transmittal and/or Option Cancellation Agreements.

(e) For all Tax purposes, all indemnification payments under this Article 8 shall be treated by the Parties as adjustments to the Merger Consideration to the extent permitted by applicable Law.

(f) For the avoidance of doubt, a Parent Indemnified Person shall be entitled to recover any Indemnified Losses under Section 8.2(a)(viii) even if such Indemnified Losses may also be recovered under Section 8.2(a)(i); provided, that any Indemnified Losses satisfied by virtue of a claim made under Section 8.2(a)(viii) shall not be counted against the Indemnification Threshold.

8.3 Indemnification of the Significant Securityholders. Subject to the limitations contained in this Article 8, Parent shall hold the Significant Securityholders, and the members, directors, officers, partners, employees, successors, assigns, representatives and agents of each of them in their capacities as such (the “Securityholders Indemnified Persons”) harmless and indemnify each of them from and against any and all Indemnified Losses incurred or to be incurred by any of them, resulting from or arising out of:

(a) any breach of any representation or warranty made by Parent in this Agreement or any ancillary document; or

(b) any nonfulfillment, nonperformance, nonobservance or other breach or violation, or default in performance, by Parent of any covenant or agreement of Parent contained in this Agreement, the Escrow Agreement or any ancillary document.

8.4 Notice of Claim. In the event that Parent seeks indemnification on behalf of a Parent Indemnified Person, or the Representative or a Significant Securityholder seeks indemnification on behalf of a Securityholder Indemnified Person, in each case other than a Third Person Claim, such Party seeking indemnification (the “Indemnified Party”) shall give reasonably prompt written notice in accordance with Section 10.1 to the indemnifying Party (the “Indemnifying Party”) specifying the facts constituting the basis for such claim and the amount, to the extent known, of the claim asserted; provided, however, that the right of a Person to be indemnified hereunder shall not be adversely affected by a failure to give such notice unless, and then only to the extent that, an Indemnifying Party is actually and materially damaged and prejudiced thereby. Subject to the terms of this Agreement, the Indemnifying Party shall pay (by wire transfer of immediately available funds) the amount of any valid claim not more than 30 days after the Indemnified Party provides notice to the Indemnifying Party of such amount. For purposes of this Article 8, the Representative has the full authority to act on behalf of the Securityholders, the Significant Securityholders and the Securityholder Indemnified Persons as either an Indemnifying Party or the Indemnified Party, provided that as set forth in this Agreement, Parent shall be deemed to have given notice to all Securityholders and Significant Securityholders pursuant to giving notice to the Representative.

8.5 Right to Contest Claims of Third Persons.

(a) If an Indemnified Party is entitled to indemnification hereunder because of a claim asserted by any claimant other than an Indemnified Person hereunder (a “Third Person”), the Indemnified Party shall give the Indemnifying Party reasonably prompt notice thereof after such assertion is actually known to the Indemnified Party; provided, however, that the right of a Person to be indemnified hereunder in respect of claims made by a Third Person shall not be adversely affected by a failure to give such notice unless, and then only to the extent that, an Indemnifying Party is actually and materially prejudiced thereby. Except as otherwise provided in this Section 8.5, the Indemnifying Party shall then have the right, upon written notice to the Indemnified Party (a “Defense Notice”) within 30 days after receipt from the Indemnified Party of notice of such claim, and using counsel reasonably satisfactory to the Indemnified Party, to investigate, contest, or settle the claim alleged by such Third Person (a “Third Person Claim”), provided that the Indemnifying Party has unconditionally acknowledged to the Indemnified Party in writing its obligation to indemnify the Persons to be indemnified hereunder with respect to such Third Person Claim and to discharge any cost or expense arising out of such investigation, contest or settlement. The Indemnified Party may thereafter participate in (but not control) the defense of any such Third Person Claim with its own counsel at its own expense, unless separate representation is necessary to avoid a conflict of interest, in which case such representation shall be at the expense of the Indemnifying Party. Unless and until the Indemnifying Party so acknowledges its obligation to indemnify, the Indemnified Party shall have the right, at its option, to assume and control defense of the matter and to demand and receive from the Indemnifying Party, subject to the Indemnifying Party’s right to dispute its obligation to indemnify the Indemnified Party, the full amount of the reasonable costs of defense. In the event that the Indemnifying Party shall fail to give the Defense Notice within said 30 day period, (i) the Indemnified Party shall be entitled to have the control over said defense and settlement of the subject claim, (ii) the Indemnifying Party will cooperate with and make available to the Indemnified Party such assistance and materials as it may reasonably request, (iii) the Indemnifying Party shall have the right at its expense to participate in the defense assisted by counsel of its own choosing, and (iv) the Indemnifying Party, if it is required to provide indemnification under this Agreement, will be liable for all costs and settlement amounts paid or incurred in connection therewith.

(b) In the event that the Indemnifying Party delivers a Defense Notice with respect to such Third Person Claim within 30 days after receipt thereof and thereby elects to conduct the defense of the subject claim, (i) the Indemnifying Party shall be entitled to have control over said defense and, subject to the provisions set forth below, settlement of the subject claim, (ii) the Indemnified Party will cooperate with and make available to the Indemnifying Party such assistance and materials as it may reasonably request, and (iii) the Indemnified Party shall have the rights at its expense to participate in the defense assisted by counsel of its own choosing. In such an event, the Indemnifying Party will not settle the subject claim without the prior written consent of the Indemnified Party, which consent will not be unreasonably withheld, conditioned or delayed unless (i) there is no finding or admission of any violation of Law or any violation of the rights of any Person, (ii) the sole relief provided is monetary damages that are paid in full by the Indemnifying Party, and (iii) the Indemnified Party shall have no liability with respect to any compromise or settlement of such Third Person Claims effected without its consent, in which cases the consent of the Indemnified Party shall not be required.

(c) Notwithstanding anything to the contrary contained in this Section 8.5, the Indemnifying Party shall not be entitled to control, but may participate in, and the Indemnified Party shall be entitled to have sole control, including the right to select defense counsel, over the defense or settlement of any claim (i) that seeks a temporary restraining order, a preliminary or permanent injunction or specific performance against the Indemnified Party, (ii) that involves criminal allegations against the Indemnified Party, (iii) that, if unsuccessful, (A) would set a precedent that would materially interfere with, or have a material adverse effect on, the business or financial condition of the Indemnified Party or (B) would reasonably be expected to exceed the then available balance of the Escrow Account, as mutually determined by the Indemnifying Party and the Indemnified Party or, if such a determination is not made within 15 days after the date on which the Indemnified Party responds to the Defense Notice by asserting its rights under this Section 8.5(c), in accordance with its reasonable judgment, (iv) subject to clause (iii)(B) above, that imposes liability on the part of the Indemnified Party for which the Indemnified Party is not entitled to indemnification hereunder, or (v) in the case of the Parent Indemnified Persons, that is subject to a claim for indemnification under Section 8.2(a)(v). In such event, the Indemnifying Party will still be subject to its obligations hereunder, but the Indemnified Party will not settle the subject claim without the prior written consent of the Indemnifying Party, which consent will not be unreasonably withheld, conditioned or delayed.

8.6 Limitations on Indemnity.

(a) From and after the Closing, the Parent Indemnified Persons shall not be entitled to indemnification in respect of any Indemnified Losses pursuant to Section 8.2(a)(i) resulting from or arising out of breaches of the representations and warranties contained in Article 2 of this Agreement unless and until such Indemnified Losses exceed $750,000 in the aggregate (the “Indemnification Threshold”) at which point the Parent Indemnified Persons shall be entitled to indemnification in respect of all such Indemnified Losses relating back to the first dollar; provided, however, the Indemnification Threshold limitation shall not apply in any manner whatsoever to the extent the breach results from fraud, willful misconduct or intentional misrepresentation.

(b) From and after the Closing, Parent shall have no obligation to indemnify Securityholder Indemnified Persons in respect of Indemnified Losses pursuant to Section 8.3(a) unless and until such Indemnified Losses exceed the Indemnification Threshold at which point the Parent Indemnified Persons shall be entitled to indemnification in respect of all such Indemnified Losses relating back to the first dollar.

(c) From and after the Closing, the aggregate amount of Indemnified Losses that may be recovered by the Parent Indemnified Persons under Section 8.2(a)(i) shall not exceed $28,500,000 (the “Cap”); provided, however, that notwithstanding the foregoing, (i) the Cap shall not apply to the aggregate amount of Indemnified Losses that may be recovered by the Parent Indemnified Persons for any breach of any representation or warranty made by the Company in Section 2.14 (Intellectual Property), which shall be subject to a cap of $38,000,000, (ii) the Cap shall not apply to the aggregate amount of Indemnified Losses that may be recovered by the Parent Indemnified Persons for any breach of any representation or warranty made by the Company in Section 2.1 (Organization, Qualification and Power), Section 2.2 (Subsidiaries), Section 2.3 (Capitalization and Related Matters), Section 2.4 (Enforceability; Noncontravention), Section 2.8 (Taxes), and the representations and warranties of the Securityholders under Section 3.1 (which are made pursuant to the Side Agreements, Letters of Transmittal and Option Cancellation Agreements) (collectively, the “Fundamental Reps”) and intentional misrepresentation, which shall be subject to a cap of the Merger Consideration, and (iii) the Cap shall not apply in any manner whatsoever to the extent the breach results from fraud or willful misconduct. The indemnity payments for breaches of the representations and warranties shall first be recovered by the Parent Indemnified Persons from any available balance in the Escrow Account.

(d) From and after the Closing, the aggregate amount of Indemnified Losses that may be recovered by the Parent Indemnified Persons under Section 8.2(c) shall not exceed the aggregate amount of Merger Consideration paid or payable to such Significant Securityholder; provided, however, such limitation shall not apply in any manner whatsoever to the extent the breach results from fraud, willful misconduct or intentional misrepresentation.

(e) From and after the Closing, the aggregate amount of Indemnified Losses that may be recovered by the Securityholder Indemnified Persons under Section 8.3(a) shall not exceed the Cap.

(f) The Securityholders shall not have any claim for contribution from or against the Surviving Company as a result of any indemnification or other payments made by any of the Securityholders to any of the Parent Indemnified Persons pursuant to this Agreement.

(g) No information or knowledge acquired, or investigations conducted, by Parent or its representatives, of the Company or any of its Subsidiaries or otherwise, shall in any way limit, or constitute a waiver of, or a defense to, any claim for indemnification by Parent or any Parent Indemnified Person under this Agreement.

(h) The amount of any Losses claimed by any Indemnified Person hereunder shall be reduced by any Tax benefits (net of Tax costs) when and as actually recognized in cash (assuming such Tax items are recognized on January 1 of the year in which such Tax items are taken into account) or savings recognizable by any Indemnified Person that are attributable to such Losses. In the event this Section 8.6(h) applies to multiple Tax years, the Parties shall negotiate in good faith to determine the net Losses payable in a lump sum.

8.7 Exclusive Remedies. Anything contained in this Agreement to the contrary notwithstanding, the indemnification rights set forth in this Article 8, all of which are subject to the terms, limitations, and restrictions of this Article 8, shall be the exclusive remedy after Closing for monetary damages sustained as a result of a breach of a representation or warranty or covenant under this Agreement, except that the foregoing shall not apply to fraud, willful misconduct or intentional misrepresentation. In addition, such limitations set forth in this Article 8 shall not impair the rights of any of the Parties: (a) to seek non-monetary equitable relief, including (without limitation) specific performance or injunctive relief to redress any default or breach of this Agreement, including for the provisions of Article 5 hereof; or (b) to seek enforcement, collection, damages, or such non-monetary equitable relief to redress any default or breach of any other agreement to be delivered at or prior to Closing hereunder. In connection with the seeking of any non-monetary equitable relief, each of the Parties acknowledges and agrees that the other Parties hereto would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the Parties hereto agrees the other Parties hereto shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in accordance with Section 10.9 hereof.

ARTICLE 9

TERMINATION

9.1 Termination.

This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Effective Time only as follows, whether before or after the Company Shareholder Approval:

(i) by mutual consent of the Company and Parent;

(ii) by either the Company, on the one hand, or Parent, on the other hand, if the Closing shall not have occurred on or before 5:00 p.m. Pacific Standard Time on January 31, 2014, or such other date, if any, as the Company and Parent shall agree upon; provided that no Party may terminate this Agreement pursuant to this clause (ii) if such Party’s failure to fulfill any of its obligations under this Agreement shall have directly or indirectly resulted in the failure of the Closing to occur on or before said date;

(iii) by Parent, at any time after 5:00 p.m., Pacific Standard Time, on the date which is the first Business Day following the date hereof, if the Company has not obtained the Requisite Shareholder Approval by such time and delivered to Parent by such time a copy of such Requisite Shareholder Approval and a certificate certifying the same has been obtained;

(iv) by Parent, if (A) as permitted by Section 5.9, an Adverse Recommendation Change shall have occurred or (B) the Board of Directors of the Company shall have failed to publicly confirm the Company Recommendation within five Business Days of a written request by Parent that it do so;

(v) by Parent if the Company shall have breached any of its obligations under Sections 5.7 or 5.9;

(vi) by Parent if (A) there shall have been a breach in any material respect (individually or in the aggregate) of any representation or warranty on the part of any of the parties (other than Parent) set forth in this Agreement or the Side Agreements, or (B) there shall have been a breach by any of the parties (other than Parent and Acquisition Subsidiary) of any of its covenants or agreements hereunder or under the Side Agreements, and such party has not cured such breach within five Business Days after notice by Parent thereof, provided that, with respect to clauses (A) and (B) above, Parent has not materially breached any of its obligations hereunder and failed to timely cure such breach;

(vii) by the Company if (A) there shall have been a breach in any material respect (individually or in the aggregate) of any representation or warranty on the part of Parent set forth in this Agreement, or (B) there shall have been a breach by Parent or Acquisition Subsidiary of any of their respective covenants or agreements hereunder, and neither Parent nor Acquisition Subsidiary has cured such breach within five Business Days after notice by the Company thereof, provided that, with respect to clauses (A) and (B) above, the Securityholders, the Representative and the Company have not materially breached any of their respective obligations under this Agreement or the Side Agreements, as applicable, and failed to timely cure such breach;

(viii) by Parent if any Governmental Authority has taken any action, investigation or proceeding as described in Section 7.3(e); or

(ix) by Parent if the Company suffers a Company Material Adverse Effect.

The Party desiring to terminate this Agreement pursuant to the preceding clauses (ii) through (ix) shall give written notice of such termination to the other party in accordance with Section 10.1 below.

9.2 Procedure Upon Termination. In the event of termination pursuant to this Article 9, the transactions contemplated hereby shall be abandoned without further action by the Parties hereto, provided that the agreements contained in Section 7.5, Section 9.2 and Section 10.6 shall remain in full force and effect. If this Agreement is terminated as provided herein, each Party shall use its reasonable best efforts to return all documents, work papers and other material (including any copies thereof) of any other Party relating to the transactions contemplated hereby, whether obtained before or after the execution hereof, to the Party furnishing the same. Nothing contained in this Agreement shall relieve any party from any liability for any breach of any representation, warranty or covenant contained herein prior to termination.

ARTICLE 10

MISCELLANEOUS PROVISIONS

10.1 Notice. All notices, requests, demands, and other communications required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given and made upon being delivered either by courier, fax or e-mail delivery to the Party for whom it is intended, provided that a copy thereof is deposited, postage prepaid, certified or registered mail, return receipt requested, in the United States mail, bearing the address shown in this Section 10.1 for, or such other address as may be designated in writing hereafter by, such Party:

If to Parent (or, after Closing, the Company):

Ixia

26601 West Agoura Road

Calabasas, CA 91302

Attention: General Counsel

Facsimile: (818) 936-0564

with a copy to:

Bryan Cave LLP

120 Broadway, Suite 300

Santa Monica, CA 90401-2386

Attention: Katherine F. Ashton

Stephanie M. Hosler

Facsimile: (310) 576-2200

If, prior to Closing, to the Company:

Net Optics, Inc.

5303 Betsy Ross Drive

Santa Clara, CA 95054

Facsimile: (408) 745-7719

with a copy to:

Dorsey & Whitney LLP

305 Lytton Avenue

Palo Alto, CA 94301

Attention: Terence M. Kelly

Facsimile: (650) 469-0205

If to the Representative:

Charlotte Matityahu

Woodside, CA 94062

with a copy to:

Dorsey & Whitney LLP

305 Lytton Avenue

Palo Alto, CA 94301

Attention: Terence M. Kelly

Facsimile: (650) 469-0205

10.2 Entire Agreement. This Agreement, the Escrow Agreement, the Side Agreements, the Letters of Transmittal, the Option Cancellation Agreements, the Securityholder Non-Competition Agreements and the Confidentiality Agreement, together with any Schedules and Exhibits hereto or thereto, embody the entire agreement and understanding of the Parties with respect to the subject matter hereof, and supersede all prior and contemporaneous agreements and understandings relative to such subject matter.

10.3 Assignment; Binding Agreement. This Agreement and the various rights and obligations arising hereunder shall inure to the benefit of and be binding upon the Parties and their respective successors, heirs, devisees, legatees, legal representatives and permitted assigns (whether direct or indirect, by purchase, merger, consolidation, reorganization or otherwise). Neither this Agreement nor any of the rights, interests, or obligations hereunder shall be transferred, delegated, or assigned (by operation of Law or otherwise) by Parent without the prior written consent of the Representative (which consent shall not be unreasonably withheld) or by the Representative or the Company without the prior written consent of Parent (which consent shall not be unreasonably withheld); provided, however, that Parent shall have the right to transfer and assign its and Acquisition Subsidiary’s rights hereunder to any entity which is controlled by Parent.

10.4 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

10.5 Headings; Interpretation. The Article and Section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of the Agreement. Each reference in this Agreement to an Article, Section, Schedule or Exhibit, unless otherwise indicated, shall mean an Article or a Section of this Agreement or a Schedule or Exhibit attached to this Agreement, respectively. References herein to “days,” unless otherwise indicated, are to consecutive calendar days. Each Party hereto has participated substantially in the negotiation and drafting of this Agreement and each Party agrees that any ambiguity herein should not be construed against the draftsman. Whenever required by the context, any gender shall include any other gender, the singular shall include the plural and the plural shall include the singular. For purposes of this Agreement, “Person” shall mean and include an individual, a partnership, a joint venture, a corporation, a limited liability company, a trust, an association, an unincorporated organization, a Governmental Authority and any other entity and “Affiliate” of a Person shall mean any other Person who directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, such Person.

10.6 Expenses.

(a) Except as set forth in Section 10.6(b), Parent shall pay the fees and expenses of its counsel, accountants, experts, financial advisors and other representatives, and all other fees and expenses incurred by or on behalf of Parent (or its Affiliates) incident or relating to the negotiation, preparation and execution of this Agreement and the transactions contemplated hereby, and the performance by Parent of its obligations hereunder, including the costs related to the preparation of the Interim Financials, which shall be paid directly by Parent. All fees and expenses of the Company, the Securityholders and the Representative incurred by any of them incident or relating to the negotiation, preparation and execution of this Agreement, the Side Agreements, the Letters of Transmittal, the Option Cancellation Agreements and/or the transactions contemplated hereby, and the performance by them of their obligations hereunder (including, without limitation their fees and expenses of counsel, accountants, experts and other representatives) shall be deemed to be Company Transaction Expenses, excluding the costs related to the preparation of the Interim Financials, which shall be paid directly by Parent.

(b) If a Payment Event occurs pursuant to any of Sections 9.1(iii), 9.1(iv), or 9.1(v), the Company shall (i) pay Parent (by wire transfer of immediately available funds) simultaneously with the occurrence of such Payment Event, a fee equal to $9,500,000 (the “Termination Fee”), and (ii) reimburse Parent (by wire transfer of immediately available funds), simultaneously with the occurrence of such Payment Event, for all out-of-pocket costs and expenses incurred by or on behalf of Parent (or its Affiliates) incident or relating to the negotiation, preparation and execution of this Agreement, the Side Agreements, the Letters of Transmittal, and the transactions contemplated hereby and thereby, and the performance by Parent of its obligations hereunder, including, without limitation, the fees and expenses of counsel, accountants, experts, financial advisors and other representatives. “Payment Event” means the termination of this Agreement pursuant to Sections 9.1(iii), 9.1(iv), or 9.1(v).

(c) The Company acknowledges that the agreements contained in this Section 10.6 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Parent and Acquisition Subsidiary would not enter into this Agreement. Accordingly, if the Company fails promptly to pay any amount due to Parent pursuant to this Section 10.6, it shall also pay any costs and expenses (including attorneys’ fees) incurred by or on behalf of Parent (or its Affiliates) in connection with a legal action to enforce this Agreement that results in a judgment against the Company for such amount or is settled in favor of Parent, together with interest on any amount of the Termination Fee, at a rate per annum equal to five percent over the prime rate (as published in The Wall Street Journal) in effect on the date such payment should have been made.

10.7 Remedies Cumulative. Except as otherwise expressly provided herein, all rights and remedies of the Parties under this Agreement are cumulative and without prejudice to any other rights or remedies under Law.

10.8 Governing Law. This Agreement shall in all respects be construed in accordance with and governed by the substantive laws of the State of California, without reference to its choice of law rules.

10.9 Submission to Jurisdiction; Waivers. Each of the Parties irrevocably agrees that any legal action or proceeding with respect to this Agreement or for recognition and enforcement of any judgment in respect hereof brought by a Party hereto or its successors or assigns may be brought and determined in the federal or state courts located in the State of California, County of Los Angeles or the federal courts located in Los Angeles, California, and each of the Parties hereby irrevocably submits with regard to any such action or proceeding for itself and in respect to its property, generally and unconditionally, to the non-exclusive jurisdiction of the aforesaid courts. Each of the Parties hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim, or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that a Party is not personally subject to the jurisdiction of the above named court for any reason other than the failure to serve process in accordance with this Section 10.9, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such court (whether through judgment or otherwise), and (c) to the fullest extent permitted by applicable law that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper and (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such court. Each Party hereto waives all personal service of any and all process upon such Party related to this Agreement and consents that all service of process upon such Party shall be made by hand delivery, certified mail or confirmed facsimile directed to such Party at the address specified in Section 10.1 hereof; and service made by certified mail shall be complete seven days after the same shall have been posted.

10.10 No Waiver. Any failure by any of the Parties hereto to comply with any of the obligations, agreements or conditions set forth herein may be waived by the other Party or Parties; provided, however, that any such waiver shall not be deemed a waiver of any other obligation, agreement or condition.

10.11 Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

10.12 Amendments. No modification, amendment or waiver of any of the provisions of this Agreement shall be effective unless in writing and signed by the Parties hereto.

10.13 No Third Party Beneficiaries. The Parties hereby agree that there are no Third Party beneficiaries to this Agreement, other than Indemnified Parties.

* * * *

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the Parties and is effective as of the date first herein above written.

IXIA		NET OPTICS, INC.

By:	/s/ Thomas B. Miller	By:	/s/ Eldad Matityahu
Name:	Thomas B. Miller	Name:	Eldad Matityahu
Title:	Chief Financial Officer	Title:	Chairman

MATTHEW ACQUISITION CORP.		REPRESENTATIVE

By:	/s/ Thomas B. Miller	/s/ Charlotte Matityahu
Name:	Thomas B. Miller	Charlotte Matityahu
Title:	President